As Filed with the Securities and Exchange Commission on January 3, 2006

Registration Nos.: 333-_____; 811-08183

________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRE-EFFECTIVE AMENDMENT NO.             ( )

POST-EFFECTIVE AMENDMENT NO.          ()

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT

COMPANY ACT OF 1940

Amendment No.   (17)

(Check appropriate box or boxes)

VARIABLE ANNUITY-1 SERIES ACCOUNT

(Exact name of Registrant)

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

(Formerly know as Canada Life Insurance Company of New York)

(Name of Depositor)

50 Main Street, 9th Floor

White Plains, New York 10606

(Address of Depositor's Principal Executive Offices) (Zip Code)

Depositor's Telephone Number, including Area Code:

(800) 537-2033

William T. McCallum

President and Chief Executive Officer

c/o First Great-West Life & Annuity Insurance Company

8515 East Orchard Road

Greenwood Village, Colorado 80111

(Name and Address of Agent for Service)

Copy to:

James F. Jorden, Esq.

Jorden Burt LLP

1025 Thomas Jefferson Street, N.W., Suite 400 East

Washington, D.C. 20007-5208

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of securities being registered: Flexible Premium Deferred Variable Annuity Contracts.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note

Registrant is filing this registration statement to register interests under the Schwab Select Annuity Contracts described herein ("Contracts") on a new Form N-4. Interests under the Contracts were previously registered on Form N-4 (File No. 333-25289). Upon effectiveness of a merger between Canada Life Insurance Company of New York ("CLNY") and First Great-West Life & Annuity Insurance Company, CLNY will become the issuer of the Contracts and Variable Annuity-1 Series Account will be transferred intact to CLNY.

Schwab Select Annuity®

A flexible premium deferred variable annuity contract

Issued by

First Great-West Life & Annuity Insurance Company

Overview

This Prospectus describes the Schwab Select Annuity—a flexible premium deferred variable annuity contract (the "Contract") which allows you to accumulate assets on a tax-deferred basis for retirement or other long-term purposes. This Contract is issued by First Great-West Life & Annuity Insurance Company ("we, us or First GWL&A"). Further information regarding First GWL&A can be found in the "First Great-West Life & Annuity" section on page __.

How to Invest

The minimum initial Contribution is:

•	$5,000,
•	$1,000 if subsequent Contributions are made via Automatic Contribution Plan.

The minimum subsequent Contribution is:

•	$500 per Contribution, or
•	$100 per Contribution if made via Automatic Contribution Plan.

Allocating Your Money

When you contribute money to the Schwab Select Annuity, you can allocate it among the Sub-Accounts of the Variable Annuity-1 Series Account which invest in the following Portfolios:

•	AIM V.I. Core Stock Fund – Series I Shares (formerly INVESCO VIF – Core Equity Fund)
•	AIM V.I High Yield Fund – Series I Shares (formerly INVESCO VIF – High Yield Fund)*
•	AIM V.I. Technology Fund – Series I Shares (formerly INVESCO VIF Technology Fund)
•	Alger American Growth Portfolio - Class O Shares
•	Alger American MidCap Growth Portfolio - Class O Shares
•	AllianceBernstein VPS Utility Income Portfolio - Class A Shares
•	AllianceBernstein VPS Worldwide Privatization – Class A Shares
•	American Century VP Balanced Fund - Original Class Shares
•	American Century VP International Fund - Original Class Shares
•	American Century VP Value Fund - Original Class Shares
•	Baron Capital Asset Fund: Insurance Shares
•	Delaware VIP Small Cap Value Series
•	Dreyfus GVIT Mid Cap Index Fund - Class II
•	Dreyfus Investment Portfolios MidCap Stock Portfolio - Initial Shares
•	Dreyfus Variable Investment Fund Appreciation Portfolio - Initial Shares
•	Dreyfus Variable Investment Fund Developing Leaders Portfolio - Initial Shares*
•	Dreyfus Variable Investment Fund Growth and Income Portfolio - Initial Shares
•	Federated American Leaders Fund II - Primary Shares*
•	Federated Fund for U.S. Government Securities II
•	Federated Capital Income Fund II*
•	Janus Aspen Series Balanced Portfolio - Institutional Shares
•	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
•	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
•	Janus Aspen Series Growth and Income Portfolio - Institutional Shares
•	Janus Aspen Series International Growth Portfolio - Institutional Shares
•	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares*
•	Oppenheimer Global Securities Fund/VA
•	PIMCO VIT High Yield Portfolio
•	PIMCO VIT Low Duration Portfolio
•	PIMCO VIT Total Return Portfolio
•	Pioneer Fund – Class A Shares (formerly SAFECO RST Core Equity Portfolio)
•	Pioneer Growth Opportunities Fund – Class A Shares (formerly SAFECO RST Growth Opportunities Portfolio)
•	Pioneer Small Cap Value Fund – Class A Shares (formerly SAFECO RST Small-Cap Value Portfolio)
•	Prudential Series Fund Equity Portfolio - Class II

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. No person is authorized by First GWL&A to give information or to make any representation, other than those contained in this Prospectus, in connection with the Contracts contained in this Prospectus. This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. Please read this Prospectus and keep it for future reference.

The date of this Prospectus is January 3, 2006

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•	Schwab MarketTrack Growth Portfolio IITM
•	Schwab Money Market PortfolioTM
•	Schwab S&P 500 Index Portfolio (formerly Schwab S&P 500 Portfolio)
•	Scudder Variable Series I Capital Growth Portfolio - Class A Shares
•	Scudder Variable Series I Growth and Income Portfolio - Class A Shares
•	Scudder Variable Series II SVS Dreman High Return Equity Portfolio - Class A Shares
•	Scudder Variable Series II Large Cap Value - Class A Shares
•	Scudder VIT Small Cap Index Fund - Class A Shares
•	Universal Institutional Funds U.S. Real Estate Portfolio - Class I Shares
•	Van Kampen LIT Comstock - Class I Shares
•	Van Kampen LIT Growth & Income - Class I Shares
•	Wells Fargo Advantage Multi Cap Value Fund (formerly Strong Multi Cap Value Fund II)*
*	Effective April 29, 2005, these Portfolios were closed to new Contributions or Transfers.

Until March 1, 2003, you were permitted to allocate some or all of the money you contribute to the Guarantee Period Fund. The Guarantee Period Fund allows you to select one or more Guarantee Periods that offer specific interest rates for a specific period. Effective March 1, 2003, you may no longer make Contributions or Transfers to the Guarantee Period Fund.

If you currently have amounts allocated to the Guarantee Period Fund, it may be subject to a Market Value Adjustment which may increase or decrease the amount Transferred or withdrawn from the value of a Guarantee Period if the Guarantee Period is broken prior to the Guarantee Period Maturity Date. A negative adjustment may result in an effective interest rate lower than the Contractual Guarantee of a Minimum Rate of Interest and the value of the Contribution(s) allocated to a Guarantee Period being less than the Contribution(s) made.

Sales and Surrender Charges

There are no sales, redemption, surrender or withdrawal charges under the Schwab Select Annuity.

Free Look Period

After you receive your Contract, you can look it over free of obligation for at least 10 days (up to 35 days for replacement policies), during which you may cancel your Contract.

Payout Options

The Schwab Select Annuity offers a variety of annuity payout and periodic withdrawal options. Depending on the option you select, income can be guaranteed for your lifetime, your spouse's and/or Beneficiaries' lifetime or for a specified period of time.

The Contracts are not deposits of, or guaranteed or endorsed by any bank, nor are the Contracts federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. The Contracts involve certain investment risks, including possible loss of principal. See "Breaking Guarantee Period" and "Market Value Adjustment" on pages __ and __, respectively.

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied on.

This Contract is not available in all states.

For account information, please contact:

Annuity Administration Department

P.O. Box 173921

Denver, Colorado 80217-3921

800-838-0649

This Prospectus presents important information you should review before purchasing the Schwab Select Annuity. Please read it carefully and keep it for future reference. You can find more detailed information pertaining to the Contract in the Statement of Additional Information dated January 3, 2006 (as may be amended from time to time), and filed with the Securities and Exchange Commission ("SEC"). The Statement of Additional Information is incorporated by reference into this Prospectus and is legally a part of this Prospectus. A listing of the contents of the Statement of Additional Information may be found on page __ of this Prospectus. You may obtain a copy without charge by contacting the Annuity Administration Department at the above address or phone number. Or, you can obtain it by visiting the SEC's Internet web site (http:// www.sec.gov). This web site also contains material incorporated by reference and other information about us and other registrants that file electronically.

Table of Contents

Definitions
Summary
How to contact Schwab Insurance Services
Variable Annuity Fee Tables
Example
Condensed Financial Information

First Great-West Life & Annuity

Insurance Company
The Series Account
The Portfolios
Meeting Investment Objectives

Where to Find More Information

About the Portfolios
Addition, Deletion or Substitution
The Guarantee Period Fund
Investments of the Guarantee Period Fund
Subsequent Guarantee Periods
Breaking a Guarantee Period
Interest Rates
Market Value Adjustment
Application and Initial Contributions
Free Look Period
Subsequent Contributions
Annuity Account Value
Transfers
Market Timing and Excessive Trading
Automatic Custom Transfers
Withdrawals

Withdrawals to Pay Investment Manager or

Financial Advisor Fees
Tax Consequences of Withdrawals
Telephone and Internet Transactions
Death Benefit
Beneficiary
Distribution of Death Benefit
Contingent Annuitant

Charges and Deductions
Mortality and Expense Risk Charge
Contract Maintenance Charge
Transfer Fees
Expenses of the Portfolios
Premium Tax
Other Taxes
Payout Options
Periodic Withdrawals
Annuity Payouts
Seek Tax Advice
Federal Tax Matters
Taxation of Annuities
Individual Retirement Annuities
Assignments or Pledges
Distribution of the Contracts
Voting Rights
Rights Reserved by First GWL&A
Legal Proceedings
Legal Matters
Independent Registered Public Accounting Firm
Available Information

Table of Contents of Statement of

Additional Information
Appendix A—Condensed Financial Data
Appendix B—Market Value Adjustments
Appendix C—Net Investment Factor

Appendix D – Expenses of Each Sub-Account's

Underlying Portfolio

Definitions

1035 Exchange—A provision of the Internal Revenue Code of 1986, as amended (the "Code"), that allows for the tax-free exchange of certain types of insurance contracts.

Accumulation Period—The time period between the Effective Date and the Annuity Commencement Date. During this period, you're contributing to the annuity.

Accumulation Unit—The unit of measure that we use to calculate the value of your interest in a Sub-Account.

Annuitant—The person named in the application upon whose life the payout of an annuity is based and who will receive annuity payouts. If a Contingent Annuitant is named, the Annuitant will be considered the primary Annuitant ("Primary Annuitant").

Annuity Account—An account established by us in your name that reflects all account activity under your Contract.

Annuity Account Value—The sum of all the investment options credited to your Annuity Account—less partial withdrawals, amounts applied to an annuity payout option, periodic withdrawals, charges deducted under the Contract, and Premium Tax, if any.

Annuity Commencement Date—The date annuity payouts begin.

Annuity Individual Retirement Account (or Annuity IRA)—An annuity contract used in a retirement savings program that is intended to satisfy the requirements of Section 408 of the Code.

Annuity Payout Period—The period beginning on the Annuity Commencement Date and continuing until all annuity payouts have been made under the Contract. During this period, the Annuitant receives payouts from the annuity.

Annuity Unit—An accounting measure we use to determine the amount of any variable annuity payout after the first annuity payout is made.

Automatic Contribution Plan—A feature which allows you to make automatic periodic Contributions. Contributions will be withdrawn from an account you specify and automatically credited to your Annuity Account.

Beneficiary—The person(s) designated to receive any Death Benefit under the terms of the Contract.

Contingent Annuitant—The person you may name in the application who becomes the Annuitant when the Primary Annuitant dies. The Contingent Annuitant must be designated before the death of the Primary Annuitant.

Contractual Guarantee of a Minimum Rate of Interest—This is the minimum rate of interest allowed by law and is applicable to the fixed options only. It is subject to change in accordance with changes in applicable law. The minimum interest rate is equal to an annual effective rate in effect at the time the Contribution is made. This rate will be reflected in written confirmation of the Contribution.

Contribution(s)—The amount of money you invest or deposit into your annuity.

Death Benefit—The amount payable to the Beneficiary when the Owner or the Annuitant dies.

Distribution Period—The period starting with your Payout Commencement Date.

The Schwab Select Annuity Structure for a Contract issued prior to January 1, 2006

Your Annuity Account

Variable Account	Fixed Account
Contains the money you contribute	Contains the money you contribute
to variable investment options	to fixed investment options
(the Sub-Accounts)	(the Guarantee Period Fund)

Sub-Accounts	Guarantee Period Fund
Shares of the Portfolios are held	You can choose a guarantee period
in Sub-Accounts. There is one	of one to ten years.
Sub-Account for each Portfolio.

Portfolios

Your total Annuity Account may be made up of a variable and a fixed account.

The Schwab Select Annuity Structure for a Contract issued on or after January 3, 2006

Your Annuity Account

Variable Account
Contains the money you contribute
to variable investment options
(the Sub-Accounts)

Sub-Accounts
Shares of the Portfolios are held
in Sub-Accounts. There is one
Sub-Account for each Portfolio.

Portfolios

Your total Annuity Account may be made up of the variable account.

Effective Date—The date on which the first Contribution is credited to your Annuity Account.

Fixed Account Value—The value of the fixed investment option credited to you under the Annuity Account.

Guarantee Period—The number of years available in the Guarantee Period Fund during which we will credit a stated rate of interest. We may discontinue offering a period at any time for new Contributions. Amounts allocated to one or more Guarantee Periods may be subject to a Market Value Adjustment. Contract Owners with amounts invested in the Guarantee Period Fund will remain in the Fund until they choose to Transfer out, or the Guarantee Period Fund reaches maturity. At that time, the Fixed Account Value in the Guarantee Period Fund will be transferred into the Schwab Money Market Sub-Account.

Guarantee Period Fund—A fixed investment option which pays a stated rate of interest for a specified time period. As of March 1, 2003, Contract Owners may no longer allocate Contributions, or make Transfers, to the Guarantee Period Fund.

Guarantee Period Maturity Date—The last day of any Guarantee Period.

Market Value Adjustment (or MVA)—An amount added to or subtracted from certain transactions involving the Guarantee Period Fund to reflect the impact of changing interest rates.

Non-Qualified Annuity Contract—An annuity contract funded with money outside a tax qualified retirement plan.

Owner (Joint Owner) or You—The person(s) named in the application who is entitled to exercise all rights and privileges under the Contract, while the Annuitant is living. Joint Owners must be husband and wife as of the date the Contract is issued. The Annuitant will be the Owner unless otherwise indicated in the application. If a Contract is purchased in connection with an IRA, the Owner and the Annuitant must be the same individual and a Joint Owner is not allowed.

Payout Commencement Date—The date on which annuity payouts or periodic withdrawals begin under a payout option. The Payout Commencement Date must be at least one year after the Effective Date of the Contract. If you do not indicate a Payout Commencement Date on your application, annuity payouts will begin for a Contract issued prior to January 1, 2006 on the first day of the month of the Annuitant's 90th birthday and for a Contract issued on or after January 3, 2006 on the Annuitant's 90th birthday.

Portfolio—A registered management investment company, or portfolio thereof, in which the assets of the Annuity Account may be invested.

Premium Tax—A tax charged by a state or other governmental authority that might be assessed at the time you make a Contribution, make withdrawals, or when annuity payments begin. Currently, the Premium Tax rate in New York for annuities is 0%.

Proportional Withdrawals – A partial withdrawal made by you which reduces your Annuity Account Value measured as a percentage of each prior withdrawal against the current Annuity Account Value. A Proportional Withdrawal is determined by calculating the percentage the withdrawal represents of your Annuity Account Value at the time the withdrawal is made. For example, a partial withdrawal of 75% of the Annuity Account Value represents a Proportional Withdrawal of 75% of the total Contributions for purposes of calculating the Death Benefit for Contracts issued on or after April 30, 2004.

Request—Any written, telephoned, fax and/or computerized or Internet instruction in a form satisfactory to First GWL&A and Charles Schwab & Co., Inc. ("Schwab") received at the Annuity Administration Department at First GWL&A (or other annuity service center subsequently named) from you, your designee (as specified in a form acceptable to First GWL&A and Schwab) or the Beneficiary (as applicable) as required by any provision of the Contract.

Series Account—Variable Annuity-1 Series Account, the segregated asset account of First GWL&A established under New York law and registered as a unit investment trust under the Investment Company Act of 1940, as amended ("1940 Act").

Sub-Account—A division of the Series Account containing the shares of a Portfolio. There is a Sub-Account for each Portfolio.

Surrender Value—The value of your Annuity Account with any applicable Market Value Adjustment on the effective date of the surrender, less Premium Tax, if any.

Transaction Date—The date on which any Contribution, Transfer or other Request from you will be processed. Contributions and Requests received after 4:00 p.m. Eastern Time will be priced on the next business day. Requests will be processed and the Variable Account Value will be determined on each day that the New York Stock Exchange ("NYSE") is open for trading.

Transfer—Moving money from and among the Sub-Account(s), and from the Guarantee Period Fund.

Variable Account Value—The value of the Sub-Accounts credited to you under the Annuity Account.

Summary

The Schwab Select Annuity allows you to accumulate assets on a tax-deferred basis by investing in a variety of variable investment options and, until March 1, 2003, a fixed investment option (the Guarantee Period Fund). The performance of your Annuity Account will vary with the investment performance of the Portfolios corresponding to the Sub-Accounts you select. You bear the entire investment risk for all amounts invested in them. Depending on the performance of the Sub-Accounts you select, your Variable Account Value could be less than the total amount of your Contributions.

Further, if you have previously directed Contribution(s) or Transfers to the Guarantee Period Fund, they may be subject to a Market Value Adjustment which may increase or decrease the amount Transferred or withdrawn from the value of a Guarantee Period if the Guarantee Period is broken prior to the Guarantee Period Maturity Date. A negative adjustment may result in an effective interest rate lower than the Contractual Guarantee of a Minimum Rate of Interest, and the value of the Contribution(s) allocated to a Guarantee Period being less than the Contribution(s) made.

Only prior to January 1, 2006, could the Schwab Select Annuity be purchased on a non-qualified basis or purchased and used in connection with an IRA. You can also purchase it through a 1035 Exchange from another insurance contract.

Tax deferral under IRAs arises under the Code. Tax deferral under non-qualified Contracts arises under the Contract.

How to contact Schwab Insurance Services:

Schwab Insurance Services

101 Montgomery Street

San Francisco, CA 94104

Attention: Insurance & Annuities Department

800-838-0649

Your initial Contribution must be at least $5,000 or $1,000 if you are setting up an Automatic Contribution Plan. Subsequent Contributions must be either $500, or $100 if made through an Automatic Contribution Plan.

The money you contribute to the Contract will be invested at your direction, except during your "free look period." The duration of your free look period depends on your state law and is generally 10 days after you receive your Contract. During this period, amounts specified for allocation to the various Sub-Accounts will be allocated to the Schwab Money Market Sub-Account. Free look allocations are described in more detail on page __ of this Prospectus.

Prior to the Payout Commencement Date, you can withdraw all or a part of your Annuity Account Value. There are no surrender or withdrawal charges. Certain withdrawals may be subject to federal income tax as well as a federal penalty tax.

When you're ready to start taking money out of your Contract, you can select from the variable annuity payouts or the periodic withdrawal, and for a Contract issued prior to January 1, 2006 with Fixed Account Value, you can select fixed annuity payouts.

If the Annuitant dies before the Annuity Commencement Date, we will pay the Death Benefit to the Beneficiary you select. If the Owner dies before the entire value of the Contract is distributed, the remaining value will be distributed according to the rules outlined in the "Death Benefit" section on page__.

For accounts under $50,000, we deduct a $25 annual contract maintenance charge from the Annuity Account Value on each Contract anniversary date. There is no annual contract maintenance charge for accounts of $50,000 or more as of the applicable Contract anniversary date. We also deduct a mortality and expense risk charge from your Sub-Accounts at the end of each daily valuation period equal to an effective annual rate of 0.85% of the value of the net assets in your Sub-Accounts. Each Portfolio assesses a charge for management fees and other expenses. These fees and expenses are detailed in Appendix D on page __of this Prospectus.

You may cancel your Contract during the free look period by sending it to the Annuity Administration Department at First GWL&A. If you are replacing an existing insurance contract with the Contract, the free look period may be extended based on your state of residence. Free look allocations are described in more detail on page __ of this Prospectus.

This summary highlights some of the more significant aspects of the Schwab Select Annuity. You'll find more detailed information about these topics throughout the Prospectus and in your Contract. Please keep them both for future reference.

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VARIABLE ANNUITY FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or Transfer cash value between investment options. State Premium Taxes may also be deducted.

Contract Owner Transaction Expenses

Sales Load Imposed on Purchases:	None

(as a percentage of purchase payments)

Surrender Charge:	None

(as a percentage of purchase payments)

Maximum Transfer Charge:	$10*

*Applicable to each Transfer after the first twelve Transfers in each calendar year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.

Annual Contract Maintenance Charge	$25*

* The contract maintenance charge is currently waived for Contracts with an Annuity Account Value of at least $50,000 on the applicable Contract anniversary date. If your Annuity Account Value falls below $50,000, the contract maintenance charge will be reinstated until the next applicable Contract anniversary date that your Annuity Account Value is equal to or greater than $50,000.

Series Account Annual Expenses

(as a percentage of average Annuity Account Value)

Mortality and Expense Risk Charge:	0.85%

Account Fees and Expenses:	None

Total Series Account Annual Expenses:	0.85%

The next item shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

Total Annual Portfolio Operating Expenses	Minimum	Maximum

(Expenses that are deducted from Portfolio assets,

including management fees, distribution and/or

service (12b-1) fees, and other expenses)	0.31%	--	1.66%[1]

_________________________

 The expenses shown do not reflect any fee waiver or expense reimbursement arrangements. The advisers and/or other service providers of certain Portfolios have agreed to reduce their fees and/or reimburse the Portfolios' expenses in order to keep the Portfolios' expenses below specified limits. The expenses of certain Portfolios are reduced by contractual fee reduction and expense reimbursement arrangements that will remain in effect at least through the dates specified in the notes to Appendix D, Expenses of Each Sub-Account’s Underlying Portfolio. Other Portfolios have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. The minimum and maximum Total Annual Operating Expenses for all Portfolios after all fee reductions and expense reimbursements are 0.28% and 1.66%, respectively. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Portfolio's prospectus.

4

THE ABOVE EXPENSES FOR THE ELIGIBLE PORTFOLIOS WERE PROVIDED BY THE PORTFOLIOS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Series Account annual expenses, and Portfolio fees and expenses.

This example assumes that you invest $10,000 in the Contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Portfolios. In addition, this example assumes no Transfers were made and no Premium Taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Portfolios. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs if you retain your Contract, annuitize your Contract or if you surrender your Contract at the end of the applicable time period would be:

1 year	3 years	5 years	10 years
$262	$845	$1514	$3636

The example does not show the effect of Premium Taxes. Premium Taxes, if any, are deducted from Annuity Account Value upon full surrender, death or annuitization. The example also does not include any of the taxes or penalties you may be required to pay if you surrender your Contract.

The Variable Annuity Fee Tables and example should not be considered a representation of past or future expenses and charges of the Sub-Accounts. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance. See "Charges and Deductions" on page __ of this Prospectus.

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Condensed Financial Information

Attached as Appendix A is a table showing selected information concerning Accumulation Units for each Sub-Account for each calendar year since inception. The Accumulation Unit values do not reflect the deduction of certain charges that are subtracted from your Annuity Account Value, such as the contract maintenance charge. The information in the table is included in the Series Account's financial statements. To obtain a more complete picture of each Sub-Account's finances and performance, you should also review the Series Account's financial statements, which are contained in the Statement of Additional Information.

First Great-West Life & Annuity

Insurance Company

First GWL&A (formerly known as Canada Life Insurance Company of New York ("CLNY")) is a stock life insurance company incorporated under the laws of the State of New York on June 7, 1971. First GWL&A operates in two business segments: (1) employee benefits (life, health, and 401(k) products for group clients); and (2) financial services (savings products for both public and non-profit employers and individuals, and life insurance products for individuals and businesses). We are licensed to do business in New York. First GWL&A's Home Office is located at 50 Main Street, 9th Floor, White Plains, New York 10606.

First GWL&A is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"), a life insurance company domiciled in Colorado. GWL&A is a wholly-owned subsidiary of GWL&A Financial Inc. ("GWL&A Financial"), a Delaware holding company. GWL&A Financial is an indirect wholly-owned subsidiary of Great-West Lifeco, Inc. ("Lifeco"), a Canadian holding company. Lifeco is a subsidiary of Power Financial Corporation ("Power Financial"), a Canadian holding company with substantial interests in the financial services industry. Power Financial Corporation is a subsidiary of Power Corporation of Canada ("Power Corporation"), a Canadian holding and management company. Mr. Paul Desmarais, through a group of private holding companies that he controls, has voting control of Power Corporation.

Effective December 31, 2005, First Great-West Life & Annuity Insurance Company, a stock life insurance company incorporated under the laws of the State of New York on April 9, 1996, was merged with and into CLNY. Upon the merger, CLNY became the surviving entity under New York corporate law and was renamed to First Great-West Life & Annuity Insurance Company. As the surviving corporation in the merger, CLNY assumed legal ownership of all of the assets of the First Great-West Life & Annuity Insurance Company, including the Series Account, and it became directly liable for the First Great-West Life & Annuity Insurance Company's liabilities and obligations, including those with respect to the Contract supported by the Series Account.

The Series Account

The Series Account is registered with the SEC under the 1940 Act, as a unit investment trust. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Series Account.

The Variable Annuity-1 Series Account was established in accordance with New York laws on January 15, 1997. Upon the merger, the Series Account was transferred intact, and will continue to maintain its separate account status as a unit investment trust under the 1940 Act and as a separate account under applicable state insurance law.

We own the assets of the Series Account. The income, gains or losses, realized or unrealized, from assets allocated to the Series Account are credited to or charged against the Series Account without regard to our other income gains or losses.

We will at all times maintain assets in the Series Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Series Account. Those assets may not be charged with our liabilities from our other business. Our obligations under those Contracts are, however, our general corporate obligations.

The Series Account is divided into 46 Sub-Accounts, all of which are available under your Contract. Each Sub-Account invests exclusively in shares of a corresponding investment Portfolio of a registered investment company (commonly known as a mutual fund). We may in the future add new, or delete existing, Sub-Accounts. The income, gains or losses, realized or unrealized, from assets allocated to each Sub-Account are credited to, or charged against, that Sub-Account without regard to the other income, gains or losses of the other Sub-Accounts. All amounts allocated to a Sub-Account will be fully invested in Portfolio shares.

We hold the assets of the Series Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

The Portfolios

The Contract offers a number of Portfolios, corresponding to the Sub-Accounts. Each Sub-Account invests in a single Portfolio. Each Portfolio is a separate mutual fund registered under the 1940 Act. More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Portfolios (the "Portfolio Prospectuses"). The Portfolio Prospectuses should be read in connection with this Prospectus. You may obtain a copy of the Portfolio Prospectuses without charge by Request.

Each Portfolio:

•	holds its assets separate from the assets of the other Portfolios,
•	has its own distinct investment objective and policy, and
•	operates as a separate investment fund.

The income, gains and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

The Portfolios are not available to the general public directly. The Portfolios are only available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the Portfolios have been established by investment advisers which manage publicly available mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after publicly available mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly available mutual fund. Consequently, the investment performance of publicly available mutual funds and any corresponding Portfolios may differ. The investment objectives of the Portfolios are briefly described below:

AIM Variable Insurance Funds (formerly INVESCO Variable Investment Funds, Inc.) —advised by AIM Advisors, Inc., Houston, Texas.

AIM V.I. Core Stock Fund (formerly INVESCO VIF-Core Equity Fund) seeks to provide high total return through both growth and current income. The Fund normally invests at least 80% of its net assets in common and preferred stocks. At least 50% of common and preferred stocks which the Fund holds will be dividend-paying. Stocks selected for the Fund are generally expected to produce income and consistent, stable returns. Although the Fund focuses on the stocks of larger companies with a history of paying dividends, it also may invest in companies that have not paid regular dividends. The Fund's equity investments are limited to stocks that can be traded easily in the United States. It may, however, invest in foreign securities in the form of American Depositary Receipts ("ADRs"). This fund is sub-advised by INVESCO Institutional (N.A.), Inc.

AIM V.I. High Yield Fund (formerly INVESCO VIF-High Yield Fund) seeks to meet its objective by investing, normally, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in non-investment grade debt securities, i.e., "junk bonds." In complying with this 80% investment requirement, the fund's investments may include investments in synthetic instruments. Synthetic instruments are investments that have economic characteristics similar to the fund's direct investments, and may include futures and options. The fund considers a bond to be a junk bond if it is rated Ba or lower by Moody's Investor Service, Inc. or BB or lower by Standard & Poor's Ratings. The fund will principally invest in junk bonds rated B or above by Moody's Investors Service Inc. or Standard & Poor's Ratings or deemed by the portfolio managers to be of comparable quality. The fund may also invest in preferred stock. The fund may invest up to 25% of its total assets in foreign securities. The fund may also invest in credit derivatives. Any percentage limitations with respect to assets of the fund are applied at the time of purchase.

AIM V.I. - Technology Fund (formerly INVESCO VIF – Technology Fund) seeks capital growth and normally invests at least 80% of its net assets in equity securities and equity-related instruments of companies engaged in technology-related industries. These include, but are not limited to, various applied technologies, hardware, software, semiconductors, telecommunications equipment and services, and service-related companies in information technology. Many of these products and services are subject to rapid obsolescence, which may lower the market value of the securities of the companies in this sector. At any given time, 20% of the Fund's assets is not required to be invested in the sector. As a sector fund, the portfolio is concentrated in a comparatively narrow segment of the economy. This means the Fund's investment concentration in a sector is higher than most mutual funds and the broad securities markets. Consequently, the Fund tends to be more volatile than other mutual funds, and the value of its portfolio investments and consequently the value of an investment in the Fund tend to go up and down more rapidly.

The Alger American Fund—advised by Fred Alger Management, Inc. of New York, New York.

Alger American Growth Portfolio - Class O Shares seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the Portfolio invests primarily in equity securities of large companies. The Portfolio considers a large company to have a market capitalization of $1 billion or greater.

Alger American MidCap Growth Portfolio - Class O Shares seeks long-term capital appreciation. It focuses on midsized companies with promising growth potential. Under normal circumstances, the Portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index.

AllianceBernstein Variable Products Series Fund, Inc.—advised by Alliance Capital Management, L.P., New York, New York.

AllianceBernstein VPS Utility Income Portfolio - Class A Shares seeks current income and capital appreciation by investing primarily in equity and fixed-income securities of companies in the utilities industry. The Portfolio invests primarily in income-producing securities. Under normal circumstances, the Portfolio invests at least 80% of its net assets in securities of companies in the utilities industry. The Portfolio invests in securities of utility companies in the electric, telecommunications, gas, and water utility industries. The Portfolio may invest in both U.S. and foreign utility companies, although the Portfolio will limit its investments in issuers in any one foreign country to no more than 15% of its total assets. The Portfolio may invest up to 35% of its net assets in lower-rated securities and up to 30% of its net assets in convertible securities.

AllianceBernstein VPS Worldwide Privatization Portfolio - Class A Shares seeks long-term capital appreciation. As a fundamental policy, the Portfolio invests at least 65% of its total assets in equity securities issued by enterprises that are undergoing, or have undergone, privatization (as described below). However, under normal circumstances, the Portfolio will invest at least 80%, and normally substantially all, of its net assets in securities of enterprises that are undergoing or have undergone privatizations and in securities of companies believed by Alliance to be beneficiaries of privatizations. For purposes of this policy, net assets includes any borrowings for investment purposes. The Portfolio is designed for investors desiring to take advantage of investment opportunities, historically inaccessible to U.S. individual investors, that are created by privatizations of state enterprises in both established and developing economies. These companies include those in Western Europe and Scandinavia, Australia, New Zealand, Latin America, Asia, Eastern and Central Europe and, to a lesser degree, Canada and the United States.

American Century Variable Portfolios, Inc.—advised by American Century® Investment Management, Inc. of Kansas City, Missouri, advisers to the American Century family of mutual funds.

American Century VP Balanced Fund - Original Class Shares seeks long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed-income securities.

American Century VP International Fund - Original Class Shares seeks long-term capital growth by investing primarily in equity securities of foreign companies. The Fund invests primarily in securities of issuers in developed countries.

American Century VP Value Fund - Original Class Shares seeks long-term capital growth. Income is a secondary objective. The fund managers look for companies whose stock price is less than they believe the company is worth. The managers attempt to purchase stock of these undervalued companies and hold them until their stock price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company.

Baron Capital Funds Trust—advised by BAMCO, Inc. of New York, New York.

Baron Capital Asset Fund - Insurance Shares seeks capital appreciation through investments in small and medium sized companies with undervalued assets or favorable growth prospects. The Fund invests primarily in small sized companies with market capitalizations of under $2.5 billion and medium sized companies with market values of $2.5 billion to $5 billion.

Delaware VIP Trust—advised by Delaware Management Company, Philadelphia, Pennsylvania.

Delaware VIP Small Cap Value Series - Standard Class seeks capital appreciation by investing, under normal circumstances, at least 80% of the Series' net assets in investments of small companies, those having a market capitalization generally less than $2 billion at the time of purchase. Our focus will be on value stocks, defined as stocks whose price is historically low relative to underlying value or future earnings and growth potential. Among other factors, the Series considers the financial strength of a company, its management, the prospects for its industry, and any anticipated changes within the company which might suggest a more favorable outlook going forward.

Dreyfus Investment Portfolios—advised by The Dreyfus Corporation of New York, New York.

Dreyfus Investment Portfolios MidCap Stock Portfolio - Initial Shares seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400® Index. To pursue this goal, the portfolio normally invests at least 80% of its assets in stocks of mid-size companies. The portfolio invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management.

Dreyfus Variable Investment Fund—advised by The Dreyfus Corporation of New York, New York. The Dreyfus Variable Investment Fund Appreciation Portfolio is sub-advised by Fayez Sarofim & Co.

Dreyfus Variable Investment Fund Appreciation Portfolio - Initial Shares seeks to provide long-term capital growth consistent with the preservation of capital; current income is its secondary goal. To pursue these goals, the Portfolio invests in common stocks. The portfolio focuses on "blue-chip" companies with total market values of more than $5 billion at the time of purchase, including multinational companies. Fayez Sarofim & Co. is the sub-adviser to this Portfolio and, as such, provides day-to-day management.

Dreyfus Variable Investment Fund Developing Leaders Portfolio - Initial Shares seeks capital growth. To pursue this goal, the portfolio normally invests at least 80%of its assets in the stocks of companies Dreyfus believes to be developing leaders: those characterized by new or innovative products, services or processes having the potential to enhance earnings or revenue growth. Based on current market conditions, the portfolio primarily invests in small companies with total market capitalizations of less than $2 billion at the time of purchase. Effective April 29, 2005, this Portfolio was closed to new Contributions or Transfers.

Dreyfus Variable Investment Fund Growth and Income Portfolio - Initial Shares seeks to provide long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue this goal, the portfolio invests primarily in stocks of domestic and foreign issuers.

Federated Insurance Series—advised by Federated Equity Management Company of Pennsylvania.

Federated American Leaders Fund II - Primary Shares seeks to achieve long-term growth of capital as a primary objective and seeks to provide income as a secondary objective by investing primarily (under normal circumstances) in common stocks of "blue chip" companies. Effective April 29, 2005, this Portfolio was closed to new Contributions or Transfers.

Federated Fund for U.S. Government Securities II seeks to provide current income by investing primarily in U.S. government securities, including mortgage-backed securities issued by U.S. government agencies.

Federated Capital Income Fund II seeks to provide high current income and moderate capital appreciation by investing primarily in both equity and fixed income securities that have high relative income potential. Effective April 29, 2005, this Portfolio was closed to new Contributions or Transfers.

Gartmore Variable Insurance Trust—advised by Gartmore Mutual Fund Capital Trust of Delaware, and sub-advised by The Dreyfus Corporation of New York, New York.

Dreyfus GVIT Mid Cap Index Fund - Class II seeks capital appreciation. Under normal conditions, the Fund invests at least 80% of its net assets in equity securities of companies included in the S&P MidCap 400® Index and in derivative instruments linked to the index.

Janus Aspen Series—advised by Janus Capital Management LLC of Denver, Colorado.

Janus Aspen Series Balanced Portfolio - Institutional Shares seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. The Portfolio will normally invest at least 25% of its assets in fixed-income senior securities.

Janus Aspen Series Flexible Bond Portfolio (formerly Flexible Income Portfolio) - Institutional Shares seeks to obtain maximum total return consistent with preservation of capital. The Portfolio invests in a wide variety of income-producing securities such as corporate bonds and notes, government securities, including agency securities, and preferred stock. As a fundamental policy, the Portfolio will invest at least 80% of its assets in income-producing securities. The Portfolio will invest at least 65% of its assets in investment grade debt securities and will maintain an average-weighted effective maturity of five to ten years. The Portfolio will limit its investment in high-yield/high-risk bonds to less than 35% of its net assets. This Portfolio generates total return from a combination of current income and capital appreciation, but income is usually the dominant portion. For the Portfolio's 80% policy, net assets will take into account borrowings for investment purposes. Within the parameters of its specific investment policies, the Portfolio may invest without limit in foreign debt and equity securities.

Janus Aspen Series Large Cap Growth Portfolio(formerly Growth Portfolio) - Institutional Shares seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests, under normal circumstances, at least 80% of its net assets in common stocks of large-sized companies. Large-sized companies are those whose market capitalization falls within the range of companies in the Russell 1000 Index at the time of purchase. For the Portfolio's 80% policy, net assets will take into account borrowings for investment purposes. Within the parameters of its specific investment policies, the Portfolio may invest without limit in foreign equity and debt securities. The Portfolio will limit its investment in high-yield/high-risk bonds to less than 20% of its net assets. Janus Aspen Series Growth and Income Portfolio - Institutional Shares seeks long-term capital growth and current income. The Portfolio will normally invest up to 75% of its assets in equity securities selected primarily for their growth potential, and at least 25% of its assets in securities the portfolio manager believes have income potential.

Janus Aspen Series International Growth Portfolio - Institutional Shares seeks long-term growth of capital. The Portfolio invests, under normal circumstances, at least 80% of its net assets in securities of issuers from at least five different countries, excluding the U.S. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the U.S., it may at times invest in U.S. issuers and, under unusual circumstances, it may at times invest all of its assets in fewer than five countries or even a single country.

Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares seeks long-term growth of capital in a manner consistent with the preservation of capital. The Portfolio invests primarily in common stocks of any size located throughout the world. The Portfolio normally invests in issuers from at least five different countries, including the U.S. The Portfolio may at times, under unusual circumstances, invest in fewer than five countries or even a single country. Effective April 29, 2005, this Portfolio was closed to new Contributions or Transfers.

Oppenheimer Variable Account Funds—advised by OppenheimerFunds, Inc. of New York, New York.

Oppenheimer Global Securities Fund/VA seeks long term capital appreciation by investing a substantial portion of assets in securities of foreign issues, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

PIMCO Variable Insurance Trust—advised by Pacific Investment Management Company LLC of Newport Beach, California.

PIMCO VIT High Yield Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment object by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of high-yield securities ("junk bonds") rated below investment grade but rated at least Caa by Moody's or CCC by S&P, or, if unrated, determined by PIMCO to be of comparable quality. The remainder of the Portfolio's assets may be invested in investment grade Fixed Income Instruments. The average portfolio duration of this Portfolio normally varies within a two-to-six-year time frame based on PIMCO's forecast for interest rates. The Portfolio may invest up to 20% of its total assets in securities denominated in foreign currencies and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio normally will hedge at least 75% of its exposure to the foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates. The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

PIMCO VIT Low Duration Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing, under normal circumstances, at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this Portfolio normally varies within a one- to three-year time frame based on PIMCO's forecast for interest rates. The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high-yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates. The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

PIMCO VIT Total Return Portfolio seeks maximum total return, consistent with preservation of capital. To achieve its investment objective the Portfolio invests, under normal circumstances, at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities. The average portfolio duration of this Portfolio normally varies within a three- to six-year time frame based on PIMCO's forecast for interest rates. The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar -denominated securities of foreign issuers. The Portfolio will normally hedge at least 75% of its exposure to foreign currency to reduce the risk of loss due to fluctuations in currency exchange rates. The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset -backed securities. The Portfolio may not invest in equity securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The "total return" sought by the Portfolio consists of income earned on the Portfolio's investments, plus capital appreciation, if any, which generally a rises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Pioneer Investments, Inc.— advised by Pioneer Investment Management, Inc. of Boston, Massachusetts.

Pioneer Fund (formerly SAFECO RST Core Equity Portfolio) seeks long-term capital growth and reasonable current income. To achieve its objective, under normal circumstances the Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and, to a much lesser extent, invests in equity-related securities.

Pioneer Growth Opportunities Fund (formerly SAFECO Growth Opportunities Portfolio) seeks growth of capital. To achieve its objective, under normal circumstances the Portfolio invests most of its assets in common stocks of companies the advisor considers to be reasonably priced or undervalued, with above average growth potential.

Pioneer Small Cap Value Fund (formerly SAFECO RST Small-Cap Value Portfolio) seeks long-term growth of capital through investing mainly in small sized companies. To achieve its objective, under normal circumstances the Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity and equity-related securities of companies with total market capitalization at the time of investment of less than 1.5 billion.

Prudential Series Fund, Inc.—advised by the Prudential Investments LLC of Newark, New Jersey.

Prudential Series Fund Equity Portfolio – Class II seeks capital appreciation through investment primarily in common stocks of companies, including major established corporations as well as smaller capitalization companies, that appear to offer attractive prospects of price appreciation that are superior to broadly-based stock indices. Current income, if any, is incidental.

Schwab Annuity Portfolios—advised by Charles Schwab Investment Management, Inc. of San Francisco, California.

Schwab MarketTrack Growth Portfolio IITM seeks to provide high capital growth with less volatility than an all stock portfolio by investing in a mix of stocks, bonds, and cash equivalents either directly or through investment in other mutual funds.

Schwab Money Market PortfolioTM seeks the highest current income consistent with liquidity and stability of capital. This Portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. There can be no assurance that it will be able to maintain a stable net asset value of $1.00 per share.

Schwab S&P 500Index Portfolio (formerly Schwab S&P 500 Portfolio) seeks to track the price and dividend performance (total return) of stocks of U.S. companies, as represented in the Standard & Poor's Composite Index of 500 stocks.

Scudder Variable Series I and Variable Series II—advised by Deutsche Investment Management Americas, Inc. of New York, New York.

Scudder Variable Series I Capital Growth Portfolio - Class A Shares seeks to maximize long-term capital growth through a broad and flexible investment program. The Portfolio invests at least 65% of total assets in common stocks of U.S. companies. Although the portfolio can invest in companies of any size, it generally focuses on established companies that are similar in size to the companies in the S&P 500 Index or the Russell 1000 Growth Index.

Scudder Variable Series 1 Growth and Income Portfolio -Class A Shares seeks long-term growth of capital, current income and growth of income. The Portfolio invests at least 65% of total assets in equities, mainly common stocks. Although the Portfolio can invest in companies of any size and from any country, it invests primarily in large U.S. companies.

Scudder Variable Series II SVS Dreman High Return Equity Portfolio - Class A Shares seeks The portfolio seeks to achieve a high rate of total return. Under normal circumstances, the portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equity securities. The portfolio focuses on stocks of large US companies that are similar in size to the companies in the S&P 500 Index (as of December 31, 2003, the S&P 500 Index had a median market capitalization of $9.03 billion) and that the portfolio managers believe are undervalued. The portfolio intends to invest primarily in companies whose market capitalizations fall within the normal range of the Index. Although the portfolio can invest in stocks of any economic sector, at times it may emphasize the financial services sector or other sectors (in fact, it may invest more than 25% of total assets in a single sector). The portfolio managers begin by screening for stocks whose price-to-earnings ratios are below the average for the S&P 500 Index. The managers then compare a company's stock price to its book value, cash flow and yield, and analyze individual companies to identify those that are financially sound and appear to have strong potential for long-term growth and income.

Scudder Variable Series II Large Cap Value - Class A Shares seeks to achieve a high rate of total return. Under normal circumstances, the portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equity securities of large US companies that are similar in size to the companies in the Russell 1000 Value Index and that the portfolio managers believe are undervalued. These are typically companies that have been sound historically but are temporarily out of favor. The portfolio intends to invest primarily in companies whose market capitalizations fall within the normal range of the Index. Although the portfolio can invest in stocks of any economic sector (which is comprised of two or more industries), at times it may emphasize the financial services sector or other sectors. In fact, it may invest more than 25% of total assets in a single sector.

The Scudder Investment VIT Funds are advised by Deutsche Asset Management, Inc. of New York, New York, and sub-advised by Northern Trust Investments, N.A. of Chicago, Illinois.

Scudder VIT EAFE® Equity Index Fund - Class A Shares The Board of Trustees of Scudder Investments VIT Funds voted to liquidate and terminate the EAFE Equity Index Fund effective July 25, 2005 (the "Closing Date"). Accordingly, the VIT EAFE Equity Index Fund redeemed involuntarily any shares that were outstanding on the Closing Date. Owners were allowed to transfer, without incurring a fee, assets invested in this Sub-Account to another Sub-Account. On the Closing Date, First GWL&A transferred remaining amounts in the Scudder VIT EAFE Equity Index Fund Sub-Account to the Schwab Money Market PortfolioTM Sub-Account.

Scudder VIT Small Cap Index Fund - Class A Shares seeks to replicate, as closely as possible, before expenses, the performance of the Russell 2000 Index, which emphasizes stocks of small U.S. companies. Under normal circumstances, the Fund intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in derivative instruments, such as futures contracts and options, that provide exposure to the stocks of companies in the Russell 2000 Index.

The Universal Institutional Funds, Inc.—advised by Morgan Stanley Investment Management Inc. ("MSIM") of New York, New York. MSIM does business in certain instances as "Van Kampen."

Universal Institutional Funds U.S. Real Estate Portfolio - Class I Shares seeks above average current income and long-term capital appreciation by investing primarily in equity securities of companies engaged in the U.S. real estate industry, including real estate investment trusts.

Van Kampen Life Investment Trust — advised by Van Kampen Asset Management, a wholly-owned subsidiary of Van Kampen Investments, Inc.

Van Kampen LIT Comstock - Class I Shares seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. In selecting securities for investment, the Portfolio focuses primarily on the security's potential for capital growth and income. The Portfolio emphasizes a value style of investing seeking well-established, undervalued companies. The Portfolio's investment adviser generally seeks to identify companies that are undervalued and have identifiable factors that might lead to improved valuations.

Van Kampen LIT Growth & Income - Class I Shares seeks long-term growth of capital and income. The portfolio, under normal market conditions, achieves the investment objective by investing primarily in income- producing equity securities, including common stocks and convertible securities; although investments are also made in non-convertible preferred stocks and debt securities rated within the four highest grades assigned by Standard & Poor's (''S&P'') or by Moody's Investors Service, Inc. (''Moody's''). In selecting securities for investment, the Portfolio focuses primarily on the security's potential for growth and income. The Portfolio's investment adviser may focus on larger capitalization companies that it believes possess characteristics for improved valuation. The Portfolio's investment adviser looks for catalysts for change that may positively impact a company, such as new management, industry development or regulatory change. The aim is to uncover these catalysts for change, and then benefit from potential stock price appreciation of the change taking place at the company. The Portfolio may invest up to 15% of its assets in equity real estate investment trusts (“REITs”).

Wells Fargo Variable Trust (formerly The Strong Variable Insurance Funds, Inc.) —advised by Wells Fargo Funds Management, LLC of San Francisco, California, and sub-advised by Wells Capital Management Incorporated, of San Francisco, California.

Wells Fargo Advantage Multi Cap Value Fund (formerly The Strong Multi Cap Value Fund II) seeks long-term capital appreciation by investing in equity securities that the Fund's manager believes are undervalued relative to the market based on discounted earnings, cash flow or asset value. The Fund may invest in equity securities of companies of any market capitalization, and at times the Fund may emphasize one or more particular sectors. The Fund's manager specifically looks for companies whose prices may benefit from a positive dynamic of change, such as a new management team, a new product or service, a corporate restructuring, an improved business plan, industry consolidation or positive timing in the business cycle. As a hedging strategy, the Fund may write put and call options, meaning that the Fund sells an option to another party giving that party the right to either sell a stock to (put) or buy a stock from (call) the Fund at a predetermined price in the future. Whether or not this hedging strategy is successful depends on a variety of factors, particularly our ability to predict movements of the price of the hedged stock. Effective April 29, 2005, this Portfolio was closed to new Contributions or Transfers.

Meeting Investment Objectives

Meeting investment objectives depends on various factors, including, but not limited to, how well the Portfolio managers anticipate changing economic and market conditions. There is no guarantee that any of these Portfolios will achieve their stated objectives.

Where to Find More Information About the Portfolios

Additional information about the investment objectives and policies of all the Portfolios and the investment advisory and administrative services and charges can be found in the current Portfolio Prospectuses, which can be obtained without charge from the Schwab Insurance Center.

The Portfolio Prospectuses should be read carefully before any decision is made concerning the allocation of Contributions to, or Transfers among, the Sub-Accounts.

Addition, Deletion or Substitution

First GWL&A does not control the Portfolios and cannot guarantee that any of the Portfolios will always be available for allocation of Contributions or Transfers. We retain the right to make changes in the Series Account and in its investments.

First GWL&A and GWFS Equities, Inc. ("GWFS") reserve the right to discontinue the offering of any Portfolio. If a Portfolio is discontinued, we may substitute shares of another Portfolio or shares of another investment company for the discontinued Portfolio's shares. Any share substitution will comply with the requirements of the 1940 Act.

If you are contributing to a Sub-Account corresponding to a Portfolio that is being discontinued, you will be given notice prior to the Portfolio's elimination.

Based on marketing, tax, investment and other conditions, we may establish new Sub-Accounts and make them available to Owners at our discretion. Each additional Sub-Account will purchase shares in a Portfolio or in another mutual fund or investment vehicle.

If, in our sole discretion, marketing, tax, investment or other conditions warrant, we may also eliminate one or more Sub-Accounts. If a Sub-Account is eliminated, we will notify you and request that you reallocate the amounts invested in the eliminated Sub-Account.

The Guarantee Period Fund

The Guarantee Period Fund is not part of the Series Account. Amounts allocated to the Guarantee Period Fund are deposited to, and accounted for, in a non-unitized market value separate account. As a result, you do not participate in the performance of the assets through unit values. As of March 1, 2003, Contract Owners may no longer allocate Contributions, or make Transfers, to the Guarantee Period Fund.

Consequently, these assets accrue solely to the benefit of First GWL&A and any gain or loss in the non-unitized market value separate account is borne entirely by First GWL&A. You will receive the Contract guarantees made by First GWL&A for amounts you contribute to the Guarantee Period Fund.

Each Guarantee Period has its own stated rate of interest and maturity date determined by the date the Guarantee Period was established and the term you choose.

The value of amounts in each Guarantee Period equals Contributions plus interest earned, less any Premium Tax, amounts distributed, withdrawn (in whole or in part), amounts Transferred or applied to an annuity option, periodic withdrawals and charges deducted under the Contract. If a Guarantee Period is broken, a Market Value Adjustment may be assessed (please see "Breaking a Guarantee Period" on page __). Any amount withdrawn or Transferred prior to the Guarantee Period Maturity Date will be paid in accordance with the Market Value Adjustment formula. You can read more about Market Value Adjustments on page __.

Investments of the Guarantee Period Fund

We use various techniques to invest in assets that have similar characteristics to our general account assets—especially cash flow patterns. We will primarily invest in investment-grade fixed income securities including:

•	Securities issued by the U.S. Government or its agencies or instrumentalities, which may or may not be guaranteed by the U.S. Government,
•

Debt securities which have an investment grade, at the time of purchase, within the four highest grades assigned by Moody's Investment Services, Inc. (Aaa, Aa, A or Baa), Standard & Poor's Corporation (AAA, AA, A or BBB) or any other nationally recognized rating service,

•

Other debt instruments, including, but not limited to, issues of banks or bank holding companies and of corporations, which obligations—although not rated by Moody's, Standard & Poor's, or other nationally recognized rating firms—are deemed by us to have an investment quality comparable to securities which may be purchased as stated above, and/or

•

Commercial paper, cash or cash equivalents and other short-term investments having a maturity of less than one year which are considered by us to have investment quality comparable to securities which may be purchased as stated above.

In addition, we may invest in futures and options solely for non-speculative hedging purposes. We may sell a futures contract or purchase a put option on futures or securities to protect the value of securities held in or to be sold for the general account or the non-unitized market value separate account if the securities prices are anticipated to decline. Similarly, if securities prices are expected to rise, we may purchase a futures contract or a call option against anticipated positive cash flow or may purchase options on securities.

The above information generally describes the investment strategy for the Guarantee Period Fund. However, we are not obligated to invest the assets in the Guarantee Period Fund according to any particular strategy, except as may be required by New York and other state insurance laws. The stated rate of interest that we establish will not necessarily relate to the performance of the non-unitized market value separate account.

Subsequent Guarantee Periods

Contract Owners with amounts invested in the Guarantee Period Fund will remain in the Fund until they choose to Transfer out, or the Guarantee Period Fund reaches maturity. At that time, the Fixed Account Value in the Guarantee Period Fund will be transferred into the Schwab Money Market Sub-Account.

Breaking a Guarantee Period

In general, if you begin annuity payouts, Transfer or withdraw prior to the Guarantee Period Maturity Date, you are breaking a Guarantee Period. When we receive a Request to break a Guarantee Period and you have another Guarantee Period that is closer to its maturity date, we will break that Guarantee Period first.

If you break a Guarantee Period, you may be assessed an interest rate adjustment called a Market Value Adjustment.

Interest Rates

The declared annual rates of interest are guaranteed throughout the Guarantee Period. The stated rate of interest must be at least equal to the Contractual Guarantee of a Minimum Rate of Interest, but First GWL&A may declare higher rates.

We guarantee an effective yearly interest rate that complies with the non-forfeiture law that is in effect on the issue date for the state of New York. As explained above, a negative Market Value Adjustment may result in an effective interest rate lower than the Guaranteed Interest Rate applicable to this Contract and the value of the Contribution(s) allocated to the Guarantee Period being less than the Contribution(s) made.

The determination of the stated interest rate is influenced by, but does not necessarily correspond to, interest rates available on fixed income investments which First GWL&A may acquire using funds deposited into the Guarantee Period Fund. In addition, First GWL&A considers regulatory and tax requirements, sales and administrative expenses, general economic trends and competitive factors in determining the stated interest rate.

Market Value Adjustment

Amounts you have allocated to the Guarantee Period Fund may be subject to an interest rate adjustment called a Market Value Adjustment if, six months or more before a Guarantee Period Fund's Maturity Date, you:

•	surrender your investment in the Guarantee Period Fund,
•	Transfer money from the Guarantee Period Fund,
•	partially withdraw money from the Guarantee Period Fund,
•	apply amounts from the Fund to purchase an annuity to receive payouts from your account, or
•	take a periodic withdrawal.

The Market Value Adjustment will not apply to any Guarantee Period having fewer than six months prior to the Guarantee Period Maturity Date in each of the following situations:

•	Transfer to a Sub-Account offered under this Contract,
•	surrenders, partial withdrawals, annuitization or periodic withdrawals, or
•	a single sum payout upon death of the Owner or Annuitant.

A Market Value Adjustment may increase or decrease the amount payable on the above-described distributions. The formula for calculating Market Value Adjustments is detailed in Appendix B. Appendix B also includes examples of how Market Value Adjustments work.

Application and Initial Contributions

The first step to purchasing the Schwab Select Annuity is to complete your Contract application and submit it with your initial minimum Contribution of $5,000 or $1,000 if you are setting up an Automatic Contribution Plan. Initial Contributions can be made by check (payable to First GWL&A) or transferred from a Schwab brokerage account.

If your application is complete, your Contract will be issued and your Contribution will be credited within two business days after receipt at the Annuity Administration Department at First GWL&A. Acceptance is subject to sufficient information in a form acceptable to us. We reserve the right to reject any application or Contribution.

If your application is incomplete, the Annuity Administration Department will complete the application from information Schwab has on file or contact you by telephone to obtain the required information. If the information necessary to complete your application is not received within five business days at the Annuity Administration Department, we will return to you both your check and the application. If you provide consent we will retain the initial Contribution and credit it as soon as we have completed your application.

Free Look Period

During the free look period (ten days or longer where required by law), you may cancel your Contract. During the free look period, all Contributions will first be allocated to the Schwab Money Market Sub-Account until the end of the free look period. After the free look period is over, the Variable Account Value held in the Schwab Money Market Sub-Account will be allocated to the Sub-Accounts you selected on your application. As of March 1, 2003, you may no longer make new Contributions to the Guarantee Period Fund.

During the free look period, you may change the Sub-Accounts in which you'd like to invest as well as your allocation percentages. Any changes you make during the free look period will take effect after the free look period has expired.

Contracts returned during the free look period will be void from the date we issued the Contract and the greater of the following will be refunded:

•	Contributions less withdrawals and distributions, or
•	Annuity Account Value.

If you exercise the free look privilege, you must return the Contract to the Annuity Administration Department at First GWL&A.

Subsequent Contributions

Once your application is complete and we have received your initial Contribution, you can make subsequent Contributions at any time prior to the Payout Commencement Date, as long as the Annuitant is living. Additional Contributions must be at least $500, or $100 if made via an Automatic Contribution Plan. Total Contributions may exceed $1,000,000 with our prior approval. Additional Contributions will be priced and credited on the date received by the Annuity Administration Department at First GWL&A if received before 4:00 p.m. Eastern Time on any day the NYSE is open for business. Additional Contributions received after 4:00 p.m. Eastern Time will be priced and credited on the next business day the NYSE is open for business.

Subsequent Contributions can be made by check or via an Automatic Contribution Plan directly from your bank or savings account. You can designate the date you'd like your subsequent Contributions deducted from your account each month. If you make subsequent Contributions by check, your check should be payable to First GWL&A.

You'll receive a confirmation of each Contribution you make upon its acceptance.

First GWL&A reserves the right to modify the limitations set forth in this section.

Annuity Account Value

Prior to the Annuity Commencement Date, your Annuity Account Value is the sum of your Variable and Fixed Account Values established under your Contract. Before your Annuity Commencement Date, the Variable Account Value is the total dollar amount of all Accumulation Units credited to you for each Sub-Account.

Initially, the value of each Accumulation Unit was set at $10.00. Each Sub-Account's value prior to the Annuity Commencement Date is equal to:

•	net Contributions allocated to the corresponding Sub-Account,
•	plus or minus any increase or decrease in the value of the assets of the Sub-Account due to investment results,
•	minus the daily mortality and expense risk charge,
•	minus any applicable reductions for the Contract Maintenance Charge deducted on the Contract anniversary date,
•	minus any applicable Transfer fees, and
•	minus any withdrawals or Transfers from the Sub-Account.

The value of a Sub-Account's assets is determined at the end of each day that the NYSE is open for regular business (a valuation date). A valuation period is the period between successive valuation dates. It begins at the close of the NYSE (generally 4:00 p.m. Eastern Time) on each valuation date and ends at the close of the NYSE on the next succeeding valuation date.

The Variable Account Value is expected to change from valuation period to valuation period, reflecting the investment experience of the selected Sub-Account(s), as well as the deductions for applicable charges.

Upon allocating Variable Account Values to a Sub-Account you will be credited with variable Accumulation Units in that Sub-Account. The number of Accumulation Units you will be credited is determined by dividing the portion of each Contribution allocated to the Sub-Account by the value of an Accumulation Unit. The value of the Accumulation Unit is determined and credited at the end of the valuation period during which the Contribution was received.

Each Sub-Account's Accumulation Unit value is established at the end of each valuation period. It is calculated by multiplying the value of that unit at the end of the prior valuation period by the Sub-Account's net investment factor for the valuation period. The formula used to calculate the net investment factor is discussed in Appendix C.

Unlike a brokerage account, amounts held under a Contract are not covered by the Securities Investor Protection Corporation ("SIPC").

Transfers

Prior to the Annuity Commencement Date you may Transfer all or part of your Annuity Account Value among and between the Sub-Accounts, and from the Guarantee Periods, by Request to the Annuity Administration Department at First GWL&A.

Your Request must specify:

•	the amounts being Transferred,
•	the Sub-Account(s) and/or Guarantee Period(s) from which the Transfer is to be made, and
•	the Sub-Account(s) that will receive the Transfer.

Currently, there is no limit on the number of Transfers you can make among the Sub-Accounts and from the Guarantee Period Fund during any calendar year, but as of March 1, 2003, Contract Owners may no longer make Transfers to the Guarantee Period Fund. We reserve the right to limit the number of Transfers you make. See, "Market Timing and Excessive Trading" below regarding possible Portfolio restrictions on Transfers.

There is no charge for the first 12 Transfers each calendar year, but there will be a charge of $10 for each additional Transfer made. The charge will be deducted from the amount Transferred. All Transfers made on a single Transaction Date will count as only one Transfer toward the 12 free Transfers. However, if a one-time rebalancing Transfer also occurs on the Transaction Date (a rebalancing Transfer that is not quarterly, semi-annual or annual), it will be counted as a separate and additional Transfer. See "Rebalancer" on page __ for more details.

A Transfer generally will be priced and credited on the date the Request for Transfer is received by the Annuity Administration Department at First GWL&A if received before 4:00 p.m. Eastern Time on any day we and the NYSE are open for business. Transfer Requests received after 4:00 p.m. Eastern Time will be effective on the next business day we and the NYSE are open for business. Under current tax law, there will not be any tax liability to you if you make a Transfer.

We will use reasonable procedures to confirm that instructions communicated by telephone, fax and Internet are genuine, such as:

•	requiring some form of personal identification prior to acting on instructions,
•	providing written confirmation of the transaction, and/or
•	tape recording the instructions given by telephone.

If we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions.

We reserve the right to suspend telephone, fax and/or Internet transaction privileges at any time, for some or all Contracts, and for any reason.

Transfers involving the Sub-Accounts will result in the purchase and/or cancellation of Accumulation Units having a total value equal to the dollar amount being Transferred. The purchase and/or cancellation of such units is made using the Variable Account Value as of the end of the valuation date on which the Transfer is effective.

Transfers among the Sub-Accounts may also be subject to certain terms and conditions imposed by the Portfolios that could result in a Transfer Request being rejected or the pricing for that Transfer delayed. Please review the respective Portfolio Prospectus for details on any Portfolio level restrictions.

When you make a Transfer from amounts in a Guarantee Period before the Guarantee Period Maturity Date, the amount Transferred may be subject to a Market Value Adjustment as discussed on page 17. If you Request in

15

advance to Transfer amounts from a maturing Guarantee Period upon maturity, your Transfer will not count toward the 12 free Transfers and no Transfer fees will be charged.

Market Timing & Excessive Trading

The Contracts are intended for long-term investment and not for the purpose of market timing or excessive trading activity. Market timing activity may dilute the interests of Owners in the underlying Portfolios. Market timing generally involves frequent or unusually large transfers that are intended to take advantage of short-term fluctuations in the value of a Portfolio's portfolio securities and the reflection of that change in the Portfolio's share price. In addition, frequent or unusually large transfers may harm performance by increasing Portfolio expenses and disrupting Portfolio management strategies. For example, excessive trading may result in forced liquidations of portfolio securities or cause the Portfolio to keep a relatively higher cash position, resulting in increased brokerage costs and lost investment opportunities.

We maintain procedures designed to discourage market timing and excessive trading by Owners. As part of those procedures, we will rely on the Portfolios to monitor for such activity. If such activity is identified by a Portfolio, we will request a determination from the Portfolio as to whether such activity constitutes improper trading. If the Portfolio determines that the activity constitutes improper trading, Charles Schwab & Co. or the Company will contact the Owner via telephone and/or in writing to request that the Owner stop market timing and/or excessive trading immediately. We will then provide a subsequent report of the Owner's trading activity to the Portfolio. If the Portfolio determines that the Owner has not ceased improper trading, we will contact the Owner by telephone and/or in writing to inform the Owner that all Transfer Requests must be submitted to Great-West via a paper form that is mailed through U.S. mail ("U.S. Mail Restriction"); the Owner will not be permitted to make Transfer Requests via overnight mail, fax, the web, voice response unit, or the call center. Once the U.S. Mail Restriction has been in place for one hundred eighty (180) days, the restricted Owner may request that we lift the U.S. Mail Restriction by signing, dating and returning a form to us whereby the individual acknowledges the potentially harmful effects of improper trading on Portfolios and other investors, represents that no further improper trading will occur, and acknowledges that we may implement further restrictions, if necessary, to stop improper trading by the individual.

Please note that our market timing procedures are such that we do not impose trading restrictions unless or until the applicable underlying Portfolio first detects and notifies us of potential market timing or excessive trading activity. Accordingly, we cannot prevent all market timing or excessive trading transfer activity before it occurs, as it may not be possible to identify it unless and until a trading pattern is established. To the extent the Portfolios do not detect and notify us of market timing and/or excessive trading or the trading restrictions we impose fail to curtail it, it is possible that a market timer may be able to make market timing and/or excessive trading transactions with the result that the management of the Portfolios may be disrupted and the Owners may suffer detrimental effects such as increased costs, reduced performance, and dilution of their interests in the affected Portfolios.

We endeavor to ensure that our procedures are uniformly and consistently applied to all Owners, and we do not exempt any persons from these procedures. In addition, we do not enter into agreements with Owners whereby we permit market timing or excessive trading. Subject to applicable state law and the terms of each Contract, we reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges (including telephone Transfers) at any time, to require that all Transfer Requests be made by you and not by your designee, and to require that each Transfer Request be made by a separate communication to us. We also reserve the right to require that each Transfer Request be submitted in writing and be signed by you.

The Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Portfolios should describe any such policies and procedures. The frequent trading policies and procedures of a Portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other Portfolios and the policies and procedures we have adopted to discourage market timing and excessive trading. For example, a Portfolio may impose a redemption fee. Owners should also be aware that we may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the respective Portfolios that would be affected by the transfers.

We may revise our market timing and excessive trading policy and related procedures at our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to comply with state or federal regulatory requirements or to impose additional or alternative restrictions on Owners engaging in market timing or excessive trading. In addition, our orders to purchase shares of the Portfolios are generally subject to acceptance by the Portfolio, and in some cases a Portfolio may reject or reverse our purchase order. Therefore, we reserve the right to reject any Owner's Transfer Request if our order to purchase shares of the Portfolio is not accepted by, or is reversed by, an applicable Portfolio.

You should note that other insurance companies and retirement plans may also invest in the Portfolios and that those companies or plans may or may not have their own policies and procedures on frequent transfers. You should also know that the purchase and redemption orders received by the Portfolios generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. Omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The nature of such orders may limit the Portfolios' ability to apply their respective frequent trading policies and procedures. As a result, there is a risk that the underlying Portfolios may not be able to detect potential market timing and/or excessive trading activities in the omnibus orders they receive. We cannot guarantee that the Portfolios will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that invest in the Portfolios. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent transfer activity, it may affect the value of your investments in the Portfolios. In addition, if a Portfolio believes that an omnibus order we submit may reflect one or more Transfer Requests from an Owner engaged in frequent transfer activity, the Portfolio may reject the entire omnibus order and thereby interfere with our ability to satisfy your request even if you have not made frequent transfers. For transfers into more than one investment option, we may reject or reverse the entire Transfer Request if any part of it is not accepted by or is reversed by a Portfolio.

Automatic Custom Transfers

Dollar Cost Averaging

You may arrange for systematic Transfers from any Sub-Account to any other Sub-Account. These systematic Transfers may be used to Transfer values from the Schwab Money Market Sub-Account to other Sub-Accounts as part of a dollar cost averaging strategy. Dollar cost averaging allows you to buy more units when the price is low and fewer units when the price is high. Over time, your average cost per unit may be less than if you invested all your money at one time. However, dollar cost averaging does not assure a greater profit, or any profit, and will not prevent or necessarily alleviate losses in a declining market. There is no charge for participating in dollar cost averaging.

You can set up automatic dollar cost averaging on a monthly, quarterly, semi-annual or annual basis. Your Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. For example, if you Request quarterly Transfers on January 9th, your first Transfer will be made on April 9th and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract.

How dollar cost averaging works:

Month	Contribution	Units Purchased	Price per unit
Jan.	$250	10	$25.00
Feb.	250	12	20.83
Mar.	250	20	12.50
Apr.	250	20	12.50
May	250	15	16.67
June	250	12	20.83
Average market value per unit $18.06 Investor's average cost per unit $16.85

In the chart above, if all units had been purchased at one time at the highest unit value of $25.00, only 60 units could have been purchased with $1,500. By contributing smaller amounts over time, dollar cost averaging allowed 89 units to be purchased with $1500 at an average unit price of $16.85. This investor purchased 29 more units at $1.21 less per unit than the average market value per unit of $18.06.

If there are insufficient funds in the applicable Sub-Account on the date your Transfer is scheduled, your Transfer will not be made. However, your dollar cost averaging Transfers will resume once there are sufficient funds in the applicable Sub-Account. Dollar cost averaging will terminate automatically when you start taking payouts from the annuity. Dollar cost averaging Transfers are not included in the twelve free Transfers allowed in a calendar year.

Dollar cost averaging Transfers must meet the following conditions:

•	The minimum amount that can be Transferred out of the selected Sub-Account is $100, and
•

You must: (1) specify the dollar amount to be Transferred, (2) designate the Sub-Account(s) to which the Transfer will be made, and (3) designate the percent of the dollar amount to be allocated to each Sub-Account into which you are Transferring money. The Accumulation Unit values will be determined on the Transfer date.

You may not participate in dollar cost averaging and rebalancer at the same time.

First GWL&A reserves the right to modify, suspend or terminate dollar cost averaging at any time.

Rebalancer

Over time, variations in each Sub-Account's investment results will change your asset allocation plan percentages. Rebalancer allows you to automatically reallocate your Variable Account Value to maintain your desired asset allocation. Participation in rebalancer does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market. There is no charge for participating in rebalancer.

How rebalancer works:

Suppose you purchased your annuity by allocating 60% of your initial contribution to stocks; 30% to bonds and 10% to cash equivalents as in this pie chart:

Now assume that stock portfolios outperform bond portfolios and cash equivalents over a certain period of time. Over this period, the unequal performance may alter the asset allocation of the above hypothetical plan to look like this:

Rebalancer automatically reallocates your Variable Account Value to maintain your desired asset allocation. In this example, the portfolio would be reallocated back to 60% in stocks; 30% in bonds; 10% in cash equivalents.

You can set up rebalancer as a one-time Transfer or on a quarterly, semi-annual or annual basis. If you select to rebalance only once, the Transfer will take place on the Transaction Date of the Request. One-time rebalancer Transfers count toward the twelve free Transfers allowed in a calendar year.

If you select to rebalance on a quarterly, semi-annual or annual basis, the first Transfer will be initiated on the Transaction Date one frequency period following the date of the Request. For example, if you request quarterly Transfers on January 9th, your first Transfer will be made on April 9th and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract. Quarterly, semi-annual and annual Transfers will not count toward the 12 free Transfers.

On the Transaction Date for the specified Request, assets will be automatically reallocated to the Sub-Accounts you selected. The rebalancer option will terminate automatically when you start taking payouts from the Contract.

You may not participate in dollar cost averaging and rebalancer at the same time.

Withdrawals

You may withdraw all or part of your Annuity Account Value at any time during the life of the Annuitant and prior to the Annuity Commencement Date by submitting a written withdrawal Request to the Annuity Administration Department at First GWL&A. Withdrawals are not permitted by telephone, fax or Internet.

Withdrawals are subject to the rules below and federal or state laws, rules or regulations may also apply. The amount payable to you if you surrender your Contract is your Annuity Account Value, with any applicable Market Value Adjustment on the effective date of the withdrawal, less any applicable Premium Tax. No withdrawals may be made after the Annuity Commencement Date.

If you Request a partial withdrawal, your Annuity Account Value will be reduced by the dollar amount withdrawn. A Market Value Adjustment may apply. Market Value Adjustments are discussed on page __.

Partial withdrawals are unlimited. However, you must specify the Sub-Account(s) or Guarantee Period(s) from which the withdrawal is to be made. After any partial withdrawal, if your remaining Annuity Account Value is less than $2,000, then a full surrender may be required. The minimum partial withdrawal (before application of the MVA) is $500.

The following terms apply to withdrawals:

•	Partial withdrawals or surrenders are not permitted after the Annuity Commencement Date, and
•	A partial withdrawal or a surrender will be effective upon the Transaction Date.

A partial withdrawal or a surrender from amounts in a Guarantee Period may be subject to the Market Value Adjustment provisions, and the Guarantee Period Fund provisions of the Contract. Withdrawal Requests must be in writing with your original signature. If your instructions are not clear, your Request will be denied and no surrender or partial withdrawal will be processed.

After a withdrawal of all of your Annuity Account Value, or at any time that your Annuity Account Value is zero, all your rights under the Contract will terminate.

Partial Withdrawals to Pay Investment Manager or Financial Advisor Fees

You may Request partial withdrawals from your Annuity Account Value and direct us to remit the amount withdrawn directly to your designated investment manager or financial advisor (collectively "Consultant"). A withdrawal Request for this purpose must meet the $500 minimum withdrawal requirements and comply with all terms and conditions applicable to partial withdrawals, as described above. Tax consequences of withdrawals are detailed below, but you should consult a competent tax advisor prior to authorizing a withdrawal from your Annuity Account Value to pay Consultant fees.

Tax Consequences of Withdrawals

Withdrawals made for any purpose may be taxable—including payments made by us directly to your Consultant.

In addition, the Code may require us to withhold federal income taxes from withdrawals and report such withdrawals to the IRS. If you Request partial withdrawals, including partial withdrawals to pay Consultant fees, your Annuity Account Value will be reduced by the sum of the withdrawals paid and the related withholding.

You may elect, in writing, to have us not withhold federal income tax from withdrawals, unless withholding is mandatory for your Contract. If you are younger than 59½, the taxable portion of any withdrawal is generally considered to be an early withdrawal and is subject to an additional federal penalty tax of 10%.

Some states also require withholding for state income taxes. For details about withholding, please see "Federal Tax Matters" on page __.

Telephone and Internet Transactions

You may also make Transfer Requests by telephone, fax and/or Internet. Transfer Requests received before 4:00 p.m. Eastern Time on any day we and the NYSE are open will be priced and credited on that day at that day's unit value. Those received after 4:00 p.m. Eastern Time will be priced and credited on the next business day we and the NYSE are open for business, at that day's unit value.

We will use reasonable procedures to confirm that instructions communicated by telephone, fax and Internet are genuine, such as:

•	requiring some form of personal identification prior to acting on instructions,
•	providing written confirmation of the transaction, and/or
•	tape recording the instructions given by telephone.

If we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions.

We reserve the right to suspend telephone, fax and/or Internet transaction privileges at any time, for some or all Contracts, and for any reason. Withdrawals are not permitted by telephone, fax or Internet.

Death Benefit

Before the Annuity Commencement Date, the Death Benefit, if any, for Contracts issued on or after April 30, 2004 will be equal to the greater of:

•	the Annuity Account Value with an MVA, if applicable, as of the date the Request for payout is received, less any Premium Tax, or
•	the sum of Contributions, less Proportional Withdrawals, less any Premium Tax.

The Death Benefit, if any, for Contracts issued prior to April 30, 2004, will be equal to the greater of:

•	the Annuity Account Value with an MVA, if applicable, as of the date a Request for payout is received, less any Premium Tax, or
•	the sum of Contributions, less partial withdrawals and/or periodic withdrawals, less any Premium Tax.

Proportional Withdrawals (effective for Contracts issued on or after April 30, 2004) are withdrawals, if any, made by you, whether partial or periodic, which reduces your Annuity Account Value as measured as a percentage of each prior withdrawal against the current Annuity Account Value. Proportional Withdrawals are determined by calculating the percentage of your Annuity Account Value that each prior withdrawal represented when the withdrawal was made. For example, a partial withdrawal of 75% of the Annuity Account Value will be considered a 75% reduction in the total Contributions.

For example, in a rising market, where a Owner contributed $100,000 which increased to $200,000 due to market appreciation and then withdrew $150,000, the new balance is $50,000 and the Proportional Withdrawal is 75% ($150,000/$200,000 = 75%). This 75% Proportional Withdrawal is calculated against the total Contribution amount of $100,000 for a Death Benefit equal to the greater of the Annuity Account Value ($50,000) or total Contributions reduced by 75% ($100,000 reduced by 75%, or $25,000). Here, the Death Benefit would be $50,000.

Separately, if the Owner withdrew $50,000, or 25% of the Annuity Account Value, for a new balance of $150,000, the Death Benefit remains the greater of the Annuity Account Value ($150,000) or total Contributions reduced by the Proportional Withdrawal calculation ($100,000 reduced by 25%, or $75,000). Here, the Death Benefit is $150,000.

If the Owner withdraws an additional $50,000, this represents an additional Proportional Withdrawal of 33% ($50,000/$150,000 = 33%). The Death Benefit is now equal to the greater of the Annuity Account Value ($100,000) or total Contributions reduced by all the Proportional Withdrawal calculations ($100,000 reduced by 75% and then reduced by 33%, or $16,750). Here, the Death Benefit is $100,000.

In a declining market, where a Owner contributed $100,000 which declined in value due to market losses to $50,000, and the Owner then withdrew $40,000, or 80% of Annuity Account Value, the result is a new account balance of $10,000. When applying Proportional Withdrawals, here 80%, the Death Benefit is the greater of the Annuity Account Value ($10,000) or total Contributions reduced by the Proportional Withdrawal calculation ($100,000 reduced by 80%, or $20,000). Here the Death Benefit is $20,000.

The Death Benefit will become payable following our receipt of the Beneficiary's claim in good order. When an Owner or the Annuitant dies before the Annuity Commencement Date and a Death Benefit is payable to a Beneficiary, the Death Benefit proceeds will remain invested according to the allocation instructions given by the Owner(s) until new allocation instructions are requested by the Beneficiary or until the Death Benefit is actually paid to the Beneficiary.

The amount of the Death Benefit will be determined as of the date payouts begin. However, on the date a payout option is processed, the Variable Account Value will be Transferred to the Schwab Money Market Sub-Account unless the Beneficiary elects otherwise.

Subject to the distribution rules below, payout of the Death Benefit may be made as follows:

Variable Account Value

•	payout in a single sum, or
•	payout under any of the variable annuity options provided under this Contract.

Fixed Account Value

•	payout in a single sum that may be subject to a Market Value Adjustment, or
•	payout under any of the annuity options provided under this Contract that may be subject to a Market Value Adjustment.

Any payment within 6 months of the Guarantee Period Maturity Date will not be subject to a Market Value Adjustment. In any event, no payout of benefits provided under the Contract will be allowed that does not satisfy the requirements of the Code and any other applicable federal or state laws, rules or regulations.

Beneficiary

You may select one or more Beneficiaries. If more than one Beneficiary is selected, they will share equally in any Death Benefit payable unless you indicate otherwise. You may change the Beneficiary any time before the Annuitant's death.

A change of Beneficiary will take effect as of the date the Request is processed by the Annuity Administration Department at First GWL&A, unless a certain date is specified by the Owner. If the Owner dies before the Request is processed, the change will take effect as of the date the Request was made, unless we have already made a payout or otherwise taken action on a designation or change before receipt or processing of such Request. A Beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary, except as allowed by law.

The interest of any Beneficiary who dies before the Owner or the Annuitant will terminate at the death of the Beneficiary. The interest of any Beneficiary who dies at the time of, or within 30 days after the death of an Owner or the Annuitant, will also terminate if no benefits have been paid to such Beneficiary, unless the Owner otherwise indicates by Request. The benefits will then be paid as though the Beneficiary had died before the deceased Owner or Annuitant. If no Beneficiary survives the Owner or Annuitant, as applicable, we will pay the Death Benefit proceeds to the Owner's estate.

If the Beneficiary is not the Owner's surviving spouse, she/he may elect, not later than one year after the Owner's date of death, to receive the Death Benefit in a single sum or under any of the variable options available under the Contract, and for a Contract issued prior to January 1, 2006 with Fixed Account Value, under any of the fixed annuity options available under the Contract, provided that:

•	such annuity is distributed in substantially equal installments over the life or life expectancy of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary, and
•	such distributions begin not later than one year after the Owner's date of death.

If an election is not received by First GWL&A from a non-spouse Beneficiary or substantially equal installments begin later than one year after the Owner's date of death, then the entire amount must be distributed within five years of the Owner's date of death. The Death Benefit will be determined as of the date the payouts begin.

If a corporation or other non-individual entity is entitled to receive benefits upon the Owner's death, the Death Benefit must be completely distributed within five years of the Owner's date of death.

Distribution of Death Benefit

Death of Annuitant

Upon the death of the Annuitant while the Owner is living, and before the Annuity Commencement Date, we will pay the Death Benefit to the Beneficiary unless there is a Contingent Annuitant.

Contingent Annuitant

While the Annuitant is living, and at least 30 days prior to the Annuity Commencement Date you may, by Request, designate or change a Contingent Annuitant from time to time. A change of Contingent Annuitant will take effect as of the date the request is processed at the Annuity Administration Department at First GWL&A, unless a certain date is specified by the Owner(s). Please note, you are not required to designate a Contingent Annuitant.

If a Contingent Annuitant was named by the Owner(s) prior to the Annuitant's death, and the Annuitant dies before the Annuity Commencement Date while the Owner and Contingent Annuitant are living, no Death Benefit will be payable and the Contingent Annuitant will become the Annuitant.

If the Annuitant dies after the Annuity Commencement Date and before the entire interest has been distributed, any benefit payable must be distributed to the Beneficiary at least as rapidly as under the payout option which was in effect on the Annuitant's date of death.

If the deceased Annuitant is an Owner, or if a corporation or other non-individual is an Owner, the death of the Annuitant will be treated as the death of an Owner and the Contract will be subject to the "Death of Owner" provisions described below.

Death of Owner Who Is Not the Annuitant

If there is a Joint Owner who is the surviving spouse and the Beneficiary of the deceased Owner, the Joint Owner becomes the Owner and Beneficiary and the Death Benefit will be paid to the Joint Owner unless the Joint Owner elects to continue the Contract in force.

If the Owner dies after the Annuity Commencement Date and before the entire interest has been distributed while the Annuitant is living, any benefit payable will continue to be distributed to the Annuitant as rapidly as under the payout option applicable on the Owner's date of death. All rights granted the Owner under the Contract will pass to any surviving Joint Owner and, if none, to the Annuitant.

In all other cases, we will pay the Death Benefit to the Beneficiary even if a Joint Owner (who was not the Owner's spouse on the date of the Owner's death) and/or the Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse who may elect to become the Owner and Annuitant and to continue the Contract in force.

Death of Owner Who Is the Annuitant

If there is a Joint Owner who is the surviving spouse of the deceased Owner and a Contingent Annuitant, the Joint Owner becomes the Owner and the Beneficiary, the Contingent Annuitant will become the Annuitant, and the Contract will continue in force.

If there is a Joint Owner who is the surviving spouse and the Beneficiary of the deceased Owner but no Contingent Annuitant, the Joint Owner will become the Owner, Annuitant and Beneficiary and may elect to take the Death Benefit or continue the Contract in force.

In all other cases, we will pay the Death Benefit to the Beneficiary, even if a Joint Owner (who was not the Owner's spouse on the date of the Owner's death), Annuitant and/or Contingent Annuitant are alive at the time of the Owner's death, unless the sole Beneficiary is the deceased Owner's surviving spouse who may elect to become the Owner and Annuitant and to continue the Contract in force.

Charges and Deductions

No amounts will be deducted from your Contributions, except for any applicable Premium Tax. As a result, the full amount of your Contributions (less any applicable Premium Tax) are invested in the Contract.

As more fully described below, charges under the Contract are assessed only as deductions from your Variable Account Value for:

•	Premium Tax, if applicable,
•	Certain Transfers,
•	a Contract Maintenance Charge, and
•	charges against your Variable Account Value for our assumption of mortality and expense risks.

Mortality and Expense Risk Charge

We deduct a mortality and expense risk charge from your Variable Account Value at the end of each valuation period to compensate us for bearing certain mortality and expense risks under the Contract. This is a daily charge equal to an effective annual rate of 0.85%. We guarantee that this charge will never increase beyond 0.85%.

The mortality and expense risk charge is reflected in the unit values of each of the Sub-Accounts you have selected. Thus, this charge will continue to be applicable should you choose a variable annuity payout option or the periodic withdrawal option.

Annuity Account Values and annuity payouts are not affected by changes in actual mortality experience incurred by us. The mortality risks assumed by us arise from our contractual obligations to make annuity payouts determined in accordance with the annuity tables and other provisions contained in the Contract. This means that you can be sure that neither the Annuitant's longevity nor an unanticipated improvement in general life expectancy will adversely affect the annuity payouts under the Contract.

We bear substantial risk in connection with the Death Benefit before the Annuity Commencement Date.

The expense risk assumed is the risk that our actual expenses in administering the Contracts and the Series Account will be greater than we anticipated.

If the mortality and expense risk charge is insufficient to cover actual costs and risks assumed, the loss will fall on us. If this charge is more than sufficient, any excess will be profit to us. Currently, we expect a profit from this charge. Our expenses for distributing the Contracts will be borne by our general assets, including any profits from this charge.

Contract Maintenance Charge

We currently deduct a $25 annual contract maintenance charge from the Annuity Account Value on each Contract anniversary date for accounts under $50,000 as of such anniversary date. This charge partially covers our costs for administering the Contracts and the Series Account. Once you have started receiving payouts from the annuity, this charge will stop unless you choose the periodic withdrawal option.

The contract maintenance charge is deducted from the portion of your Annuity Account Value allocated to the Schwab Money Market Sub-Account. If the portion of your Annuity Account Value in this Sub-Account is not sufficient to cover the contract maintenance charge, then the charge or any portion of it will be deducted on a pro rata basis from all your Sub-Accounts with current value. If the entire Annuity Account is held in the Guarantee Period Fund or there are not enough funds in any Sub-Account to pay the entire charge, then the contract maintenance charge will be deducted on a pro rata basis from amounts held in all Guarantee Periods. There is no MVA on amounts deducted from a Guarantee Period for the contract maintenance charge.

The contract maintenance charge is currently waived for Contracts with an Annuity Account Value of at least $50,000 on the applicable Contract anniversary date. If your Annuity Account Value falls below $50,000, the contract maintenance charge will be reinstated until an anniversary date on which such time as your Annuity Account Value is equal to or greater than $50,000. We do not expect a profit from amounts received from the contract maintenance charge.

Transfer Fees

There will be a $10 charge for each Transfer in excess of 12 Transfers in any calendar year. We do not expect a profit from the Transfer fee.

Expenses of the Portfolios

The values of the assets in the Sub-Accounts reflect the values of the Sub-Accounts' respective Portfolio shares and therefore the fees and expenses paid by each Portfolio. A description of the fees, expenses, and deductions from the Portfolios is included in this Prospectus under the Variable Annuity Fee Tables in Appendix D to this Prospectus. Some of the Portfolios' investment advisers or administrators may compensate us for providing administrative services in connection with the Portfolios or cost savings experienced by the investment advisers or administrators of the Portfolios. Such compensation is typically a percentage of the value of the assets invested in the relevant Sub-Accounts and generally may range up to 0.35% annually of net assets. GWFS may also receive Rule 12b-1 fees (ranging up to 0.34% annually of net assets) directly from certain Portfolios for providing distribution related services related to shares of the Portfolios offered in connection with a Rule 12b-1 plan. If GWFS receives 12b-1 fees, combined compensation for administrative and distribution related services generally ranges up to 0.77% annually of the assets invested in the relevant Sub-Accounts.

Premium Tax

We may be required to pay state Premium Taxes or retaliatory taxes currently ranging from 0% to 3.5% in connection with Contributions or values under the Contracts. Currently, the Premium Tax rate in New York for annuities is 0%. Depending upon applicable state law, we may deduct charges for the Premium Taxes we incur with respect to your Contributions, from amounts withdrawn, or from amounts applied on the Payout Commencement Date. In some states, charges for both direct Premium Taxes and retaliatory Premium Taxes may be imposed at the same or different times with respect to the same Contribution, depending on applicable state law.

Other Taxes

Under present laws, we will incur state or local taxes (in addition to the Premium Tax described above) in New York. No charges are currently deducted for taxes other than Premium Tax. However, we reserve the right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that we determine to be attributable to the Contract.

Payout Options

During the Distribution Period, you can choose to receive payouts through periodic withdrawals, variable annuity payouts or in a single sum payment, and for a Contract issued prior to January 1, 2006, with Fixed Account Value, you can choose to receive payouts under fixed annuity options available under the Contract. The Payout Commencement Date must be for a Contract issued prior to January 1, 2006, at least one year and for a Contract issued on or after January 3, 2006, 13 months, after the Effective Date of the Contract. If you do not select a Payout Commencement Date, payouts will begin for a Contract issued prior to January 1, 2006, on the first day of the month of the Annuitant's 90th birthday and for a Contract issued on or after January 3, 2006, on the Annuitant's 90th birthday.

You may change the Payout Commencement Date within 30 days prior to commencement of payouts or your Beneficiary may change it upon the death of the Owner.

If this is an IRA, payouts which satisfy the minimum distribution requirements of the Code must begin no later than April 1 of the calendar year following the calendar year in which you become age 70½.

Periodic Withdrawals

You may Request that all or part of the Annuity Account Value be applied to a periodic withdrawal option. The amount applied to a periodic withdrawal is the Annuity Account Value with any applicable MVA, less Premium Tax, if any.

In requesting periodic withdrawals, you must elect:

•	The withdrawal frequency of 1-, 3-, 6- or 12-month intervals,
•	A minimum withdrawal amount of at least $100,
•	The calendar day of the month on which withdrawals will be made, and
•	One of the periodic withdrawal payout options discussed below— you may change the withdrawal option and/or the frequency once each calendar year.

Your withdrawals may be prorated across the Guarantee Period Fund, if applicable, and the Sub-Accounts in proportion to their assets. Or, they can be made specifically from the Guarantee Period Fund and specific Sub-Account(s) until they are depleted. Then, we will automatically prorate the remaining withdrawals against any remaining Guarantee Period Fund and Sub-Account assets unless you request otherwise.

While periodic withdrawals are being received:

•	You may continue to exercise all contractual rights, except that no Contributions may be made.
•	A Market Value Adjustment, if applicable, will be assessed for periodic withdrawals from Guarantee Periods made six or more months prior to their Guarantee Period Maturity Date.
•	You may keep the same Sub-Accounts as you had selected before periodic withdrawals began.
•	Charges and fees under the Contract continue to apply.
•	Maturing Guarantee Periods renew into the Schwab Money Market Sub-Account.

Periodic withdrawals will cease on the earlier of the date:

•	The amount elected to be paid under the option selected has been reduced to zero,
•	The Annuity Account Value is zero,
•	You Request that withdrawals stop,
•	You purchase an annuity option, or
•	The Owner or the Annuitant dies.

If you choose to receive payouts from your Contract through periodic withdrawals, you may select from the following payout options:

Income for a specified period (at least 36 months)—You elect the length of time over which withdrawals will be made. The amount paid will vary based on the duration you choose.

Income of a specified amount (at least 36 months)—You elect the dollar amount of the withdrawals. Based on the amount elected, the duration may vary.

Interest only—Your withdrawals will be based on the amount of interest credited to the Guarantee Period Fund between withdrawals. Available only if 100% of your Account Value is invested in the Guarantee Period Fund.

Minimum distribution—If you are using this Contract as an IRA, you may request minimum distributions as specified under Code Section 401(a)(9).

Any other form of periodic withdrawal acceptable to us which is for a period of at least 36 months.

If periodic withdrawals stop, you may resume making Contributions. However, we may limit the number of times you may restart a periodic withdrawal program.

Periodic withdrawals made for any purpose may be taxable, subject to withholding and to the 10% federal penalty tax if you are younger than age 59½. IRAs are subject to complex rules with respect to restrictions on and taxation of distributions, including penalty taxes.

In accordance with the provisions outlined in this section, you may request a periodic withdrawal to remit fees paid to your Consultant. There may be income tax consequences to any periodic withdrawal made for this purpose. Please see "Withdrawals" on page __ and "Federal Tax Matters" on page __.

Annuity Payouts

You can choose the Annuity Commencement Date either when you purchase the Contract or at a later date. The date you choose must be for a Contract issued prior to January 1, 2006, at least one year and for a Contract issued on or after January 3, 2006, 13 months, after the Effective Date of the Contract. If you do not select an Annuity Commencement Date, payouts will begin for a Contract issued prior to January 1, 2006, on the first day of the month of the Annuitant's 90th birthday and for a Contract issued on or after January 3, 2006, on the Annuitant's 90th birthday. You can change your selection at any time up to 30 days before the Annuity Commencement Date you selected.

If you have not elected a payout option within 30 days of the Annuity Commencement Date, the portion of your Annuity Account Value held in your Fixed Account will be paid out as a fixed life annuity with a guarantee period of 20 years. The Annuity Account Value held in the Sub-Account(s) will be paid out as a variable life annuity with a guarantee period of 20 years.

If you choose to receive variable annuity payouts from your Contract, you may select from the following payout options:

Variable life annuity with guaranteed period—This option provides for monthly payouts during a guaranteed period or for the lifetime of the Annuitant, whichever is longer. The guaranteed period may be 5, 10, 15 or 20 years.

Variable life annuity—This option provides for monthly payouts during the lifetime of the Annuitant. The annuity terminates with the last payout due prior to the death of the Annuitant. Since no minimum number of payouts is guaranteed, this option may offer the maximum level of monthly payouts. It is possible that only one payout may be made if the Annuitant died before the date on which the second payout is due.

The amount to be paid out is the Annuity Account Value on the Annuity Commencement Date. The minimum amount that may be withdrawn from the Annuity Account Value to purchase an annuity payout option is $2,000 with a Market Value Adjustment, if applicable. If after the Market Value Adjustment, your Annuity Account Value is less than $2,000, we may pay the amount in a single sum subject to the Contract provisions applicable to a partial withdrawal.

Under an annuity payout option, you can receive payouts monthly, quarterly, semi-annually or annually in payments which must be at least $50. We reserve the right to make payouts using the most frequent payout interval which produces a payout of at least $50.

If you elect to receive a single sum payment, the amount paid is the Surrender Value.

Amount of First Variable Payout

The first payout under a variable annuity payout option will be based on the value of the amounts held in each Sub-Account you have selected on the fifth valuation date preceding the Annuity Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the payout option. The rate set by Contract and applied reflects an assumed investment return ("AIR") of 5%.

For annuity options involving life income, the actual age and the year in which annuitization commences and/or gender of the Annuitant will affect the amount of each payout. We reserve the right to ask for satisfactory proof of the Annuitant's age. We may delay annuity payouts until satisfactory proof is received. Since payouts to older Annuitants are expected to be fewer in number, the amount of each annuity payout under a selected annuity form will be greater for older Annuitants than for younger Annuitants.

If the age or gender of the Annuitant has been misstated, the payouts established will be made on the basis of the correct age or gender. If payouts were too large because of misstatement, the difference with interest may be deducted by us from the next payout or payouts. If payouts were too small, the difference with interest may be added by us to the next payout.

This interest is at an annual effective rate which will not be less than the Contractual Guarantee of a Minimum Rate of Interest.

Variable Annuity Units

The number of Annuity Units paid for each Sub-Account is determined by dividing the amount of the first monthly payout by its Annuity Unit value on the fifth valuation date preceding the date the first payout is due. The number of Annuity Units used to calculate each payout for a Sub-Account remains fixed during the Annuity Payout Period.

Amount of Variable Payouts After the First Payout

Payouts after the first will vary depending upon the investment performance of the Sub-Accounts. Your payments will increase in amount over time if the Sub-Account(s) you select earn more than the 5% AIR. Likewise, your payments will decrease in amount over time if the Sub-Account(s) you select earn less than the 5% AIR. The subsequent amount paid from each Sub-Account is determined by multiplying (a) by (b) where (a) is the number of Sub-Account Annuity Units to be paid and (b) is the Sub-Account Annuity Unit value on the fifth valuation date preceding the date the annuity payout is due. The total amount of each variable annuity payout will be the sum of the variable annuity payouts for each Sub-Account you have selected. We guarantee that the dollar amount of each payout after the first will not be affected by variations in expenses or mortality experience.

Transfers After the Variable Annuity

Commencement Date

Once annuity payouts have begun, no Transfers may be made from a fixed annuity payout option to a variable annuity payout option. However, for variable annuity payout options, Transfers may be made within the variable annuity payout option among the available Sub-Accounts. Transfers after the Annuity Commencement Date will be made by converting the number of Annuity Units being Transferred to the number of Annuity Units of the Sub-Account to which the Transfer is made. The result will be that the next annuity payout, if it were made at that time, would be the same amount that it would have been without the Transfer. Thereafter, annuity payouts will reflect changes in the value of the new Annuity Units.

For a Contract with Fixed Account Value you can choose to receive fixed annuity payouts from your Contract. You may select from the following payout options:

•	Income of specified amount—The amount applied under this option may be paid in equal annual, semi-annual, quarterly or monthly installments in the dollar amount elected for not more than 240 months,
•	Income for a specified period—Payouts are paid annually, semi-annually, quarterly or monthly, as elected, for a selected number of years not to exceed 240 months,
•

Fixed life annuity with guaranteed period—This option provides monthly payouts during a guaranteed period or for the lifetime of the Annuitant, whichever is longer. The guaranteed period may be 5, 10, 15 or 20 years,

•

Fixed life annuity—This option provides for monthly payouts during the lifetime of the Annuitant. The annuity ends with the last payout due prior to the death of the Annuitant. Since no minimum number of payouts is guaranteed, this option may offer the maximum level of monthly payouts. It is possible that only one payout may be made if the Annuitant died before the date on which the second payout is due, or

•	Any other form of a fixed annuity acceptable to us.

Other Restrictions

Once payouts start under the annuity payout option you select:

•	no changes can be made in the payout option,
•	no additional Contributions will be accepted under the Contract, and
•	no further withdrawals, other than withdrawals made to provide annuity benefits, will be allowed.

A portion or the entire amount of the annuity payouts may be taxable as ordinary income. If, at the time the annuity payouts begin, we have not received a proper written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of such annuity payouts and remit that amount to the federal government (an election not to have taxes withheld is not permitted for certain distributions from qualified contracts). State income tax withholding may also apply. Please see "Federal Tax Matters" below for details.

Annuity IRAs

The annuity date and options available for IRAs may be controlled by endorsements, the plan documents, or applicable law.

Under the Code, a Contract purchased and used in connection with an IRA or with certain other plans qualifying for special federal income tax treatment is subject to complex "minimum distribution" requirements. Under a minimum distribution plan, distributions must begin by a specific date and the entire interest of the plan participant must be distributed within a certain specified period of time. The application of the minimum distribution requirements vary according to your age and other circumstances.

Seek Tax Advice

The following discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. The federal income tax consequences discussed here reflect our understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on your individual circumstances or the circumstances of the person who receives the distribution.

A tax adviser should be consulted for further information.

Federal Tax Matters

The following discussion is a general description of the federal income tax considerations relating to the Contracts and is not intended as tax advice. This discussion assumes that the Contract qualifies as an annuity contract for federal income tax purposes. This discussion is not intended to address the tax consequences resulting from all situations. If you are concerned about the tax implications relating to the ownership or use of the Contract, you should consult a competent tax adviser before initiating any transaction.

This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the IRS. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

Only prior to January 1, 2006, could the Contract be purchased on a non-tax qualified basis ("Non-Qualified Contract") or purchased as an individual retirement annuity ("Annuity IRA").

The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payouts, and on the economic benefit to you, the Annuitant, or the Beneficiary may depend on the type of Contract, and on the tax status of the individual concerned.

Because tax laws, rules and regulations are constantly changing, we do not make any guarantees about the Contract's tax status.

Certain requirements must be satisfied in purchasing an Annuity IRA and receiving distributions from an Annuity IRA in order to continue receiving favorable tax treatment. As a result, purchasers of Annuity IRAs should seek competent legal and tax advice regarding the suitability of the Contract for their situation, the applicable requirements and the tax treatment of the rights and benefits of the Contract. The following discussion assumes that an Annuity

IRA is purchased with proceeds and/or Contributions that qualify for the intended special federal income tax treatment.

Taxation of Annuities

Section 72 of the Code governs the taxation of the Contracts. You, as a "natural person," will generally not be taxed on increases, if any, to your Annuity Account Value until a distribution of all or part of the Annuity Account Value occurs (for example, a withdrawal or annuity payout under an annuity payout option). However, an assignment, pledge, or agreement to assign or pledge any portion of the Annuity Account Value of a Non-Qualified Contract will be treated as a distribution of such portion. An Annuity IRA may not be assigned as collateral. The taxable portion of a distribution (in the form of a single sum payout or an annuity) is taxable as ordinary income.

As a general rule, if the Non-Qualified Contract is owned by an entity that is not a natural person (for example, a corporation or certain trusts), the Contract will not be treated as an annuity contract for federal tax purposes. Such an Owner generally must include in income any increase in the excess of the Annuity Account Value over the "investment in the Contract" (discussed below) during each taxable year. The general rule does not apply, however, where the non-natural person is only the nominal Owner of a Contract and a beneficial Owner is a natural person. The rule also does not apply where:

•	The annuity Contract is acquired by the estate of a decedent,
•	The Contract is an Annuity IRA,
•	The Contract is a qualified funding asset for a structured settlement,
•	The Contract is purchased on behalf of an employee upon termination of a qualified plan, or
•	The Contract is an immediate annuity.

The following discussion generally applies to a Contract owned by a natural person.

Withdrawals

In the case of a withdrawal under a Non-Qualified Contract, partial withdrawals, including periodic withdrawals that are not part of an annuity payout, are generally treated as taxable income and taxed at ordinary income tax rates to the extent that the Annuity Account Value immediately before the withdrawal exceeds the "investment in the Contract" at that time. The "investment in the Contract" generally equals the amount of any nondeductible Contributions paid by or on behalf of any individual less any withdrawals that were excludable from income. If a partial withdrawal is made from a Guarantee Period which is subject to a Market Value Adjustment, then the Annuity Account Value immediately before the withdrawal will not be altered to take into account the Market Value Adjustment. As a result, for purposes of determining the taxable portion of the partial withdrawal, the Annuity Account Value will not reflect the amount, if any, deducted from or added to the Guarantee Period due to the Market Value Adjustment.

Full surrenders are treated as taxable income to the extent that the amount received exceeds the "investment in the Contract." The taxable portion of any withdrawal, including a full surrender, is taxed at ordinary income tax rates.

In the case of a withdrawal under an Annuity IRA, including withdrawals under the periodic withdrawal option, a portion of the amount received may be non-taxable. The amount of the non-taxable portion is generally determined by the ratio of the "investment in the Contract" to the individual's Annuity Account Value. Special tax rules may be available for certain distributions from an Annuity IRA.

Annuity Payouts

Although the tax consequences may vary depending on the annuity form elected under the Contract, in general, only the portion of the annuity payout that represents the amount by which the Annuity Account Value exceeds the "investment in the Contract" will be taxed. For fixed annuity payouts, in general there is no tax on the portion of each payout which represents the same ratio that the "investment in the Contract" allocated to the fixed annuity payouts bears to the total expected value of the annuity payouts for the term of the payouts (determined under Treasury Department regulations).

For variable annuity payouts, in general there is no tax on the portion of each payout which represents the same ratio that the "investment in the Contract" allocated to the variable annuity payouts bears to the number of payments expected to be made (determined by Treasury Department regulations which take into account the Annuitant's life expectancy and the form of annuity benefit selected). Once the investment in the Contract has been fully recovered, the full amount of any additional annuity payouts is taxable.

The taxable portion of any annuity payout is taxed at ordinary income tax rates.

Penalty Tax

For distributions from a Non-Qualified Contract, there may be a federal income tax penalty imposed equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

•	Made on or after the date on which the Owner reaches age 59½,
•	Made as a result of death or disability of the Owner, or
•	Received in substantially equal periodic payouts (at least annually) for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary.

Other exceptions may apply to distributions from a Non-Qualified Contract. Similar exceptions from the penalty tax on distributions are provided for distributions from an Annuity IRA. For more details regarding this penalty tax and other exceptions that may be applicable, please consult a competent tax adviser.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the Contract because of the death of an Owner or the Annuitant. Generally such amounts are included in the income of the recipient as follows:

•	If distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above, or

•	If distributed under an annuity form, they are taxed in the same manner as annuity payouts, as described above.

Distribution at Death

In order to be treated as an annuity contract, the terms of a Non-Qualified Contract must provide the following two distribution rules:

•

If the Owner dies before the date annuity payouts start, the entire interest in the Contract must generally be distributed within five years after the date of the Owner's death. If payable to a designated Beneficiary, the distributions may be paid over the life of that designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as payouts start within one year of the Owner's death. If the sole designated Beneficiary is your spouse, the Contract may be continued in the name of the spouse as Owner, and

•

If the Owner dies on or after the date annuity payouts start, and before the entire interest in the Contract has been distributed, the remainder of the interest in the Contract must be distributed on the same or on a more rapid schedule than that provided for in the method in effect on the date of death.

If the Owner is not an individual, then for purposes of the distribution at death rules, the Primary Annuitant is considered the Owner. In addition, when the Owner is not an individual, a change in the Primary Annuitant is treated as the death of the Owner.

Distributions made to a Beneficiary upon the Owner's death from an Annuity IRA must be made pursuant to similar rules in Section 401(a)(9) of the Code.

Diversification of Investments

For a Non-Qualified Contract to be treated as an annuity for federal income tax purposes, the investments of the Sub-Accounts must be "adequately diversified" in accordance with Treasury Department Regulations. The diversification requirements do not apply to Annuity IRAs. If the Series Account or a Sub-Account failed to comply with these diversification standards, a Non-Qualified Contract would not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Annuity Account Value over the "investment in the Contract."

Although the Company may not control the investments of the Sub-Accounts or the Portfolios, it expects that the Sub-Accounts and the Portfolios will comply with such regulations so that the Sub-accounts will be considered "adequately diversified." Owners bear the risk that the entire Non-Qualified Contract could be disqualified as an annuity under the Code due to the failure of the Series Account or a Sub-Account to be deemed to be adequately diversified.

Owner Control

In connection with its issuance of temporary and proposed regulations under Section 817(h) in 1986, the Treasury Department announced that those regulations did not "provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company to be treated as the owner of the assets in the account" (which would result in the current taxation of the income on those assets to the Owner). In Revenue Ruling 2003-91, the IRS provided such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes. Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. We do not believe that the ownership rights of an Owner under the Contract would result in any Owner being treated as the owner of the assets of the Contract under Rev. Rul. 2003-91. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent a Contract Owner from being considered the owner of a pro rata share of the assets of the Contract.

Transfers, Assignments or Exchanges

A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, or the exchange of a Contract may result in adverse tax consequences that are not discussed in this Prospectus.

Multiple Contracts

All deferred, Non-Qualified Annuity Contracts that are issued by First GWL&A (or our affiliates) to the same Owner during any calendar year will be treated as one annuity contract for purposes of determining the taxable amount.

Withholding

Non-Qualified Contract and Annuity IRA distributions generally are subject to withholding at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions.

Section 1035 Exchanges

Code Section 1035 provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. Generally, an annuity contract issued in an exchange for another annuity contract is treated as new for purposes of the penalty and distribution at death rules.

Individual Retirement Annuities

Only Contracts purchased prior to January 1, 2006, may be used with IRAs as described in Section 408 of the Code which permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity. Also, certain kinds of distributions from certain types of qualified and non-qualified retirement plans may be "rolled over" into an Annuity IRA following the rules set out in the Code. If you purchase this Contract for use with an IRA, you will be provided with supplemental information. You also have the right to revoke your purchase within seven days of purchase of the IRA Contract.

If a Contract is purchased to fund an IRA, the Annuitant must also be the Owner. In addition, if a Contract is purchased to fund an IRA, minimum distributions must commence not later than April 1st of the calendar year following the calendar year in which you attain age 70½. You should consult your tax adviser concerning these matters.

Various tax penalties may apply to Contributions in excess of specified limits, distributions that do not satisfy specified requirements, and certain other transactions. The Contract will be amended as necessary to conform to the requirements of the Code if there is a change in the law. Purchasers should seek competent advice as to the suitability of the Contract for use with IRAs.

Prior to January 1, 2006 at the time of your initial Contribution, you could specify whether you are purchasing a Non-Qualified Contract or an IRA Annuity. If the initial Contribution is made as a result of an exchange or surrender of another annuity contract, we may require that you provide information with regard to the federal income tax status of the previous annuity contract.

We will require that you purchase separate Contracts if you want to invest money qualifying for different annuity tax treatment under the Code. For each separate Contract you will need to make the required minimum initial Contribution. Additional Contributions under the Contract must qualify for the same federal income tax treatment as the initial Contribution under the Contract. We will not accept an additional Contribution under a Contract if the federal income tax treatment of the Contribution would be different from the initial Contribution.

If a Contract is issued in connection with an employer's simplified employee pension plan, Owners, Annuitants and Beneficiaries are cautioned that the rights of any person to any of the benefits under the Contract will be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contract.

Assignments or Pledges

Generally, rights in the Non-Qualified Contract may be assigned or pledged for loans at any time during the life of the Annuitant. However, if the Contract is an Annuity IRA, you may not assign the Contract as collateral.

If a Non-Qualified Contract is assigned, the interest of the assignee has priority over your interest and the interest of the Beneficiary. Any amount payable to the assignee will be paid in a single sum.

A copy of any assignment must be submitted to the Annuity Administration Department at First GWL&A. All assignments are subject to any action taken or payout made by First GWL&A before the assignment was processed. We are not responsible for the validity or sufficiency of any assignment.

If any portion of the Annuity Account Value is assigned or pledged for a loan, it will be treated as a distribution as discussed above under "Taxation of Annuities." Please consult a competent tax adviser for further information.

Distribution of the Contracts

GWFS is the principal underwriter and distributor of the Contracts. GWFS is registered with the SEC as a broker/dealer and is a member of the NASD. Its principal offices are located at 8515 East Orchard Road, Greenwood Village, Colorado 80111.

Voting Rights

In general, you do not have a direct right to vote the Portfolio shares held in the Series Account. However, under current law, you are entitled to give us instructions on how to vote the shares. We will vote the shares according to those instructions at regular and special shareholder meetings. If the law changes and we can vote the shares in our own right, we may elect to do so.

Before the Annuity Commencement Date, you have the voting interest. The number of votes available to you will be calculated separately for each of your Sub-Accounts. That number will be determined by applying your percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. You hold a voting interest in each Sub-Account to which your Annuity Account Value is allocated. If you select a variable annuity option, the votes attributable to your Contract will decrease as annuity payouts are made.

The number of votes of a Portfolio will be determined as of the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Portfolios. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Portfolios.

If we do not receive timely instructions and Owners have no beneficial interest in shares held by us, we will vote according to the voting instructions as a proportion of all Contracts participating in the Sub-Account. If you indicate in your instructions that you do not wish to vote an item, we will apply your instructions on a pro rata basis to reduce the votes eligible to be cast.

Each person or entity having a voting interest in a Sub-Account will receive proxy material, reports and other material relating to the appropriate Portfolio.

Please note, generally the Portfolios are not required to, and do not intend to, hold annual or other regular meetings of shareholders.

Owners have no voting rights in First GWL&A.

Rights Reserved by First GWL&A

We reserve the right to make certain changes we believe would best serve the interests of Owners and Annuitants or would be appropriate in carrying out the purposes of the Contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approval may not be required in all cases, however. Examples of the changes we may make include:

•	To operate the Series Account in any form permitted under the 1940 Act or in any other form permitted by law,
•	To Transfer any assets in any Sub-Account to another Sub-Account, or to one or more separate accounts, or to a Guarantee Period; or to add, combine or remove Sub-Accounts of the Series Account,
•	To substitute, for the Portfolio shares in any Sub-Account, the shares of another Portfolio or shares of another investment company or any other investment permitted by law,
•	To make any changes required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity,
•	To change the time or time of day at which a valuation date is deemed to have ended, and/or
•

To make any other necessary technical changes in the Contract in order to conform with any action the above provisions permit us to take, including changing the way we assess charges, without increasing them for any outstanding Contract beyond the aggregate amount guaranteed.

Legal Proceedings

Currently, the Series Account is not a party to, and its assets are not subject to, any material legal proceedings. Further, First GWL&A is not currently a party to, and its property is not currently subject to, any material legal proceedings. The lawsuits to which First GWL&A is a party are, in the opinion of management, in the ordinary course of business, and are not expected to have a material adverse effect on the financial results, conditions or prospects of First GWL&A.

Legal Matters

Advice regarding certain legal matters concerning the federal securities laws applicable to the issue and sale of the Contract has been provided by Jorden Burt LLP.

Independent Registered Public Accounting Firm

The financial statements relating to the statement of assets and liabilities of Variable Annuity-1 Series Account of First Great-West Life & Annuity Insurance Company as of December 31, 2004, by investment division, and the related statement of operations for the year then ended, by investment division, and the statements of changes in net assets for each of the two years in the period then ended, by investment division and the financial statements relating to the balance sheets of Canada Life Insurance Company of New York (upon the merger renamed to First Great-West Life & Annuity Insurance Company), as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity and cash flows for the year ended December 31, 2004 and the financial statements relating to the statutory statement of admitted assets, liabilities, capital and surplus of Canada Life Insurance Company of New York as of December 31, 2003 and 2002, and the related statutory statements of operations, changes in capital and surplus, and cash flows for the years then ended and the financial statements relating to the balance sheets of First Great-West Life & Annuity Insurance Company as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2004, included in the Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing therein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Available Information

We have filed a registration statement ("Registration Statement") with the SEC under the Securities Act of 1933, as amended, relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information contained in the Registration Statement and its exhibits. Please refer to the Registration Statement and its exhibits for further information.

You may request a free copy of the Statement of Additional Information. Please direct any oral or written request for such documents to:

Annuity Administration Department

P.O. Box 173920

Denver, Colorado 80217-3920

1-800-838-0649

The SEC maintains an Internet web site (http://www.sec.gov) that contains the Statement of Additional Information and other information filed electronically by First GWL&A concerning the Contract and the Series Account.

You can also review and copy the Registration Statement and its exhibits and other reports and information filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330.

Table of Contents of the Statement of Additional Information

The Statement of Additional Information contains more specific information relating to the Series Account and First GWL&A, such as:

•	general information,
•	information about First GWL&A and the Variable Annuity-1 Series Account,
•	the calculation of annuity payouts,
•	postponement of payouts,
•	services,
•	withholding,
•	audited financial statements for The Series Account, Canada Life Insurance Company of New York (upon the merger renamed to First Great-West Life & Annuity Insurance Company), the First Great-West Life & Annuity Insurance Company, and

•	unaudited pro forma financial statements for the merger of First Great-West Life & Annuity Insurance Company with and into Canada Life Insurance Company of New York.

Appendix A—Condensed Financial Information

Selected data for Accumulation Units

Outstanding through each period ending December 31, 2004

	AIM V.I. Core Stock Fund	AIM V.I. High Yield Fund	AIM V,I. Technology Fund	Alger American Growth Portfolio	Alger American MidCap Growth Portfolio	Alliance Bernstein VPS Utility Income Portfolio	American Century VP Balanced Fund

Date Sub-Account Commenced Operations	5/15/97	5/15/97	3/1/00	5/15/97	6/13/03	6/13/03	6/13/03
2004
Beginning Unit Value	$13.91	$10.84	$2.28	$14.57	$11.73	$10.64	$10.60
Ending Unit Value	$14.38	$11.92	$2.37	$15.24	$13.14	$13.11	$11.54
Number of Units Outstanding	98,767	25,846	181,149	116,167	17,579	9,216	26,354
Net Assets (000's)	$1,437	$336	$429	$1,771	$231	$121	$304

2003
Beginning Unit Value	$11.44	$8.75	$1.58	$10.87	$10.00	$10.00	$10.00
Ending Unit Value	$13.91	$10.84	$2.28	$14.57	$11.73	$10.64	$10.60
Number of Units Outstanding	122,893	70,695	233,492	137,615	6,127	6,307	17,735
Net Assets (000's)	$1,727	$794	$533	$2,005	$72	$67	$188

2002
Beginning Unit Value	$14.27	$8.94	$3.01	$16.36
Ending Unit Value	$11.44	$8.75	$1.58	$10.87
Number of Units Outstanding	134,274	56,845	237,751	161,233
Net Assets (000's)	$1,555	$526	$377	$1,753

2001
Beginning Unit Value	$15.81	$10.60	$5.60	$18.72
Ending Unit Value	$14.27	$8.94	$3.01	$16.36
Number of Units Outstanding	155,519	65,390	279,639	193,900
Net Assets (000's)	$2,239	$611	$840	$3,173

2000
Beginning Unit Value	$15.20	$12.10	$10.00	$22.15
Ending Unit Value	$15.81	$10.60	$5.60	$18.72
Number of Units Outstanding	139,214	91,172	234,077	230,386
Net Assets (000's)	$2,218	$990	$1,310	$4,312

	AIM V.I. Core Stock Fund	AIM V.I. High Yield Fund	AIM V,I. Technology Fund	Alger American Growth Portfolio	Alger American MidCap Growth Portfolio	Alliance Bernstein VPS Utility Income Portfolio	American Century VP Balanced Fund
1999
Beginning Unit Value	$13.35	$11.18		$16.70
Ending Unit Value	$15.20	$12.10		$22.15
Number of Units Outstanding	136,557	146,274		230,184
Net Assets (000's)	$2,076	$1,770		$5,098

1998
Beginning Unit Value	$11.68	$11.11		$11.37
Ending Unit Value	$13.35	$11.18		$16.70
Number of Units Outstanding	127,823	118,241		157,993
Net Assets (000's)	$1,707	$1,321		$2,639

1997
Beginning Unit Value	$10.00	$10.00		$10.00
Ending Unit Value	$11.68	$11.11		$11.37
Number of Units Outstanding	66,563	58,931		31,803
Net Assets (000's)	$777	$655		$362

	American Century VP International Fund	American Century VP Value Fund	Baron Capital Asset Fund	Delaware VIP Small Cap Value Series	Dreyfus Investment Portfolios Mid Cap Stock Portfolio	Dreyfus Variable Investment Fund Appreciation Portfolio	Dreyfus Variable Investment Fund Developing Leaders Portfolio

Date Sub-Account Commenced Operations	5/15/97	6/13/03	5/3/99	6/13/03	6/13/03	5/3/99	6/13/03
2004
Beginning Unit Value	$11.25	$11.30	$13.48	$11.89	$11.42	$9.00	$11.63
Ending Unit Value	$12.81	$12.82	$16.80	$14.33	$12.96	$9.38	$12.84
Number of Units Outstanding	70,751	23,805	92,684	18,266	21,020	120,747	4,424
Net Assets (000's)	$907	$305	$1,557	$262	$272	$1,132	$57

2003
Beginning Unit Value	$9.11	$10.00	$10.46	$10.00	$10.00	$7.49	$10.00
Ending Unit Value	$11.25	$11.30	$13.48	$11.89	$11.42	$9.00	$11.63
Number of Units Outstanding	67,081	12,443	106,084	18,088	17,043	97,696	2,339
Net Assets (000's)	$754	$141	$1,430	$215	$195	$879	$27

2002
Beginning Unit Value	$11.54		$12.29			$9.07
Ending Unit Value	$9.11		$10.46			$7.49
Number of Units Outstanding	33,955		109,736			98,923
Net Assets (000's)	$309		$1,148			$741

2001
Beginning Unit Value	$16.44		$11.04			$10.09
Ending Unit Value	$11.54		$12.29			$9.07
Number of Units Outstanding	27,230		75,949			56,202
Net Assets (000's)	$314		$934			$510

2000
Beginning Unit Value	$19.93		$11.43			$10.24
Ending Unit Value	$16.44		$11.04			$10.09
Number of Units Outstanding	51,924		56,176			47,486
Net Assets (000's)	$853		$620			$479

	American Century VP International Fund	American Century VP Value Fund	Baron Capital Asset Fund	Delaware VIP Small Cap Value Series	Dreyfus Investment Portfolios MidCap Stock Portfolio	Dreyfus Variable Investment Fund Appreciation Portfolio	Dreyfus Variable Investment Fund Developing Leaders Portfolio
1999
Beginning Unit Value	$12.25		$10.00			$10.00
Ending Unit Value	$19.93		$11.43			$10.24
Number of Units Outstanding	38,391		31,570			36,666
Net Assets (000's)	$765		$361			$376

1998
Beginning Unit Value	$10.40
Ending Unit Value	$12.25
Number of Units Outstanding	14,930
Net Assets (000's)	$183

1997
Beginning Unit Value	$10.00
Ending Unit Value	$10.40
Number of Units Outstanding	4,713
Net Assets (000's)	$49

	DreyfusVariable Investment Fund Growth & Income Portfolio	Federated American Leaders Fund II	Federated Fund For U.S. Government Securities II	Federated Capital Income Fund II	Dreyfus GVIT Mid Cap Index Fund	Janus Aspen Series Balanced Portfolio	Janus Aspen Series Flexible Bond Portfolio

Date Sub-Account Commenced Operations	5/3/99	5/15/97	5/15/97	5/15/97	6/13/03	6/13/03	5/3/99
2004
Beginning Unit Value	$8.86	$13.89	$14.34	$9.56	$11.67	$10.42	$12.95
Ending Unit Value	$9.44	$15.12	$14.74	$10.42	$13.37	$11.21	$13.35
Number of Units Outstanding	20,587	143,893	165,436	3,785	22,555	42,706	138,761
Net Assets (000's)	$194	$2,216	$2,438	$39	$302	$479	$1,852

2003
Beginning Unit Value	$7.06	$10.97	$14.13	$7.99	$10.00	$10.00	$12.27
Ending Unit Value	$8.86	$13.89	$14.34	$9.56	$11.67	$10.42	$12.95
Number of Units Outstanding	15,047	141,565	169,417	4,459	24,760	12,191	153,252
Net Assets (000's)	$133	$2,005	$2,430	$43	$289	$127	$1,984

2002
Beginning Unit Value	$9.54	$13.87	$13.07	$10.60			$11.20
Ending Unit Value	$7.06	$10.97	$14.13	$7.99			$12.27
Number of Units Outstanding	52,809	161,441	173,136	2,890			181,698
Net Assets (000's)	$373	$1,810	$2,447	$23			$2,230

2001
Beginning Unit Value	$10.22	$14.61	$12.32	$12.39			$10.49
Ending Unit Value	$9.54	$13.87	$13.07	$10.60			$11.20
Number of Units Outstanding	67,001	112,380	151,290	4,108			109,721
Net Assets (000's)	$639	$1,602	$1,977	$44			$1,229

2000
Beginning Unit Value	$10.71	$14.39	$11.19	$13.72			$9.96
Ending Unit Value	$10.22	$14.61	$12.32	$12.39			$10.49
Number of Units Outstanding	50,895	90,160	92,647	5,362			36,445
Net Assets (000's)	$520	$1,352	$1,141	$66			$382

	Dreyfus Variable Investment Fund Growth & Income Portfolio	Federated American Leaders Fund II	Federated Fund For U.S. Government Securities II	Federated Capital Income Fund II	Dreyfus GVIT Mid Cap Index Fund II	Janus Aspen Series Balanced Portfolio	Janus Aspen Series Flexible Bond Portfolio
1999
Beginning Unit Value	$10.00	$13.60	$11.36	$13.61			$10.00
Ending Unit Value	$10.71	$14.39	$11.19	$13.72			$9.96
Number of Units Outstanding	29,117	123,305	66,641	3,821			8,048
Net Assets (000's)	$312	$1,774	$746	$52			$80

1998
Beginning Unit Value		$11.66	$10.64	$12.05
Ending Unit Value		$13.60	$11.36	$13.61
Number of Units Outstanding		120,058	88,763	20,842
Net Assets (000's)		$1,633	$1,008	$284

1997
Beginning Unit Value		$10.00	$10.00	$10.00
Ending Unit Value		$11.66	$10.64	$12.05
Number of Units Outstanding		67,882	32,659	310
Net Assets (000's)		$792	$347	$4

35

	Janus Aspen Series Growth & Income Portfolio	Janus Aspen Series Large-Cap Growth Portfolio	Janus Aspen Series International Growth Portfolio	Janus Aspen Series Worldwide Growth Portfolio	Oppenheimer Global Securities Fund/VA	PIMCO VIT High Yield Portfolio	PIMCO VIT Low Duration Portfolio

Date Sub-Account Commenced Operations	6/13/03	5/15/97	5/3/99	5/15/97	6/13/03	6/13/03	6/13/03
2004
Beginning Unit Value	$10.97	$12.96	$10.67	$13.06	$12.42	$10.59	$9.92
Ending Unit Value	$12.17	$13.44	$12.58	$13.57	$14.68	$11.51	$10.02
Number of Units Outstanding	38,013	92,051	25,290	119,266	70,847	66,616	139,135
Net Assets (000's)	$463	$1,237	$318	$1,618	$1,040	$767	$1,394

2003
Beginning Unit Value	$10.00	$9.93	$7.98	$10.62	$10.00	$10.00	$10.00
Ending Unit Value	$10.97	$12.96	$10.67	$13.06	$12.42	$10.59	$9.92
Number of Units Outstanding	7,549	117,555	22,769	133,687	36,521	8,024	55,364
Net Assets (000's)	$83	$1,524	$243	$1,746	$454	$85	$549

2002
Beginning Unit Value		$13.62	$10.81	$14.38
Ending Unit Value		$9.93	$7.98	$10.62
Number of Units Outstanding		140,676	41,736	167,744
Net Assets (000's)		$1,396	$333	$1,782

2001
Beginning Unit Value		$18.26	$14.21	$18.71
Ending Unit Value		$13.62	$10.81	$14.38
Number of Units Outstanding		195,165	64,470	197,508
Net Assets (000's)		$2,658	$697	$2,841

2000
Beginning Unit Value		$21.55	$17.04	$22.37
Ending Unit Value		$18.26	$14.21	$18.71
Number of Units Outstanding		255,120	71,548	284,204
Net Assets (000's)		$4,657	$1,016	$5,316

	Janus Aspen Series Growth & Income Portfolio	Janus Aspen Series Large-Cap Growth Portfolio	Janus Aspen Series International Growth Portfolio	Janus Aspen Series Worldwide Growth Portfolio	Oppenheimer Global Securities Fund/VA	PIMCO VIT High Yield Portfolio	PIMCO VIT Low Duration Portfolio
1999
Beginning Unit Value		$15.09	$10.00	$13.72
Ending Unit Value		$21.55	$17.04	$22.37
Number of Units Outstanding		235,562	43,283	234,428
Net Assets (000's)		$5,076	$738	$5,244

1998
Beginning Unit Value		$11.22		$10.73
Ending Unit Value		$15.09		$13.72
Number of Units Outstanding		146,172		179,884
Net Assets (000's)		$2,206		$2,468

1997
Beginning Unit Value		$10.00		$10.00
Ending Unit Value		$11.22		$10.73
Number of Units Outstanding		42,290		87,156
Net Assets (000's)		$474		$935

	Pioneer Fund	Pioneer Growth Opportunities Fund	Pioneer Small Cap Value Fund	Prudential Series Fund Equity Portfolio	Schwab MarketTrack Growth Portfolio II™	Schwab Money Market Portfolio™	Schwab S&P 500 Index Portfolio

Date Sub-Account Commenced Operations	5/15/97	5/3/99	6/13/03	5/3/99	5/15/97	5/15/97	5/15/97
2004
Beginning Unit Value	$10.85	$11.01	$12.01	$8.78	$13.74	$12.04	$13.45
Ending Unit Value	$11.59	$13.36	$14.57	$9.53	$15.20	$12.05	$14.74
Number of Units Outstanding	8,482	46,953	32,685	26,039	95,072	480,649	383,040
Net Assets (000's)	$98	$627	$476	$248	$1,445	$5,829	$5,645

2003
Beginning Unit Value	$8.77	$7.77	$10.00	$6.75	$10.91	$12.06	$10.58
Ending Unit Value	$10.85	$11.01	$12.01	$8.78	$13.74	$12.04	$13.45
Number of Units Outstanding	18,418	39,068	15,272	1,216	99,603	418,950	389,057
Net Assets (000's)	$200	$430	$183	$11	$1,368	$5,045	$5,231

2002
Beginning Unit Value	$11.94	$12.57		$8.80	$13.01	$12.00	$13.75
Ending Unit Value	$8.77	$7.77		$6.75	$10.91	$12.06	$10.58
Number of Units Outstanding	31,832	33,318		995	98,384	507,990	348,653
Net Assets (000's)	$279	$259		$7	$1,073	$6,125	$3,687

2001
Beginning Unit Value	$13.29	$10.64		$10.05	$14.33	$11.67	$15.79
Ending Unit Value	$11.94	$12.57		$8.80	$13.01	$12.00	$13.75
Number of Units Outstanding	36,876	27,184		809	47,996	1,093,341	278,148
Net Assets (000's)	$440	$342		$7	$625	$13,120	$3,825

2000
Beginning Unit Value	$15.02	$11.44		$9.85	$15.18	$11.11	$17.57
Ending Unit Value	$13.29	$10.64		$10.05	$14.33	$11.67	$15.79
Number of Units Outstanding	55,168	17,234		17,767	54,059	810,042	255,805
Net Assets (000's)	$733	$183		$179	$775	$9,452	$4,039

	Pioneer Fund	Pioneer Growth Opportunities Fund	Pioneer Small Cap Value Fund	Prudential Series Fund Equity Portfolio	Schwab MarketTrack Growth Portfolio™	Schwab Money Market Portfolio™	Schwab S&P 500 Index Portfolio
1999
Beginning Unit Value	$13.86	$10.00		$10.00	$12.80	$10.69	$14.71
Ending Unit Value	$15.02	$11.44		$9.85	$15.18	$11.11	$17.57
Number of Units Outstanding	77,732	19,507		N/A	42,025	408,367	270,917
Net Assets (000's)	$1,168	$223		N/A	$638	$4,537	$4,759

1998
Beginning Unit Value	$11.19				$11.42	$10.27	$11.58
Ending Unit Value	$13.86				$12.80	$10.69	$14.71
Number of Units Outstanding	81,951				46,663	241,333	221,963
Net Assets (000's)	$1,136				$597	$2,581	$3,264

1997
Beginning Unit Value	$10.00				$10.00	$10.00	$10.00
Ending Unit Value	$11.19				$11.42	$10.27	$11.58
Number of Units Outstanding	33,471				17,850	168,197	73,884
Net Assets (000's)	$375				$204	$1,727	$856

	Scudder Variable Series I Capital Growth Portfolio	Scudder Variable Series I Growth and Income	Scudder VIT EAFE® Equity Index Fund	Scudder VIT Small Cap Index Fund	Wells Fargo Advantage MultiCap Value Fund	Universal Institutional Funds U.S. Real Estate Portfolio*

Date Sub-Account Commenced Operations	5/3/99	5/3/99	5/3/99	5/3/99	5/3/99	9/17/97
2004
Beginning Unit Value	$7.98	$7.66	$7.61	$12.85	$9.97	$16.58
Ending Unit Value	$8.55	$8.36	$8.99	$15.00	$11.55	$22.42
Number of Units Outstanding	22,477	37,708	46,406	61,669	39,145	55,872
Net Assets (000's)	$192	$315	$417	$925	$452	$1,253

2003
Beginning Unit Value	$6.34	$6.09	$5.76	$8.85	$7.27	$12.16
Ending Unit Value	$7.98	$7.66	$7.61	$12.85	$9.97	$16.58
Number of Units Outstanding	15,696	33,949	38,479	89,623	62,422	53,856
Net Assets (000's)	$125	$260	$293	$1,151	$623	$893

2002
Beginning Unit Value	$9.03	$7.99	$7.40	$11.24	$9.54	$12.36
Ending Unit Value	$6.34	$6.09	$5.76	$8.85	$7.27	$12.16
Number of Units Outstanding	13,975	10,849	41,969	75,203	88,871	52,232
Net Assets (000's)	$89	$66	$242	$665	$646	$635

2001
Beginning Unit Value	$11.30	$9.09	$9.92	$11.10	$9.24	$11.22
Ending Unit Value	$9.03	$7.99	$7.40	$11.24	$9.54	$12.36
Number of Units Outstanding	17,131	16,180	12,387	52,551	82,944	26,658
Net Assets (000's)	$155	$129	$92	$591	$791	$329

2000
Beginning Unit Value	$12.64	$9.36	$12.00	$11.65	$8.64	$8.94
Ending Unit Value	$11.30	$9.09	$9.92	$11.10	$9.24	$11.22
Number of Units Outstanding	14,267	10,277	6,609	4,257	27,382	16,089
Net Assets (000's)	$161	$93	$66	$47	$253	$180

	Scudder Variable Series I Capital Growth Portfolio	Scudder Variable Series I Growth & Income	Scudder VIT EAFE® Equity Index Fund	Scudder VIT Small Cap Index Fund	Wells Fargo Advantage Multi Cap Value Fund	Universal Institutional Funds U.S. Real Estate Portfolio*
1999
Beginning Unit Value	$10.00	$10.00	$10.00	$10.00	$10.00	$9.33
Ending Unit Value	$12.64	$9.36	$12.00	$11.65	$8.64	$8.94
Number of Units Outstanding	8,181	864	202	2,510	9,666	5,789
Net Assets (000's)	$103	$8	$2	$29	$84	$52

1998
Beginning Unit Value						$10.56
Ending Unit Value						$9.33
Number of Units Outstanding						4,700
Net Assets (000's)						$44

1997
Beginning Unit Value						$10.00
Ending Unit Value						$10.56
Number of Units Outstanding						274
Net Assets (000's)						$3

* On September 22, 2000, the net assets of the Van Kampen Life Investment Trust Morgan Stanley Real Estate Securities Portfolio were merged into this underlying Portfolio. The data shown above reflects financial information for the Van Kampen Life Investment Trust Morgan Stanley Real Estate Securities Portfolio until September 22, 2000, and for the Van Kampen Universal Institutional Funds U.S. Real Estate Portfolio after that date.

Appendix B—Market Value Adjustments

The amount available for a full surrender, partial withdrawal or Transfer equals the amount requested plus or minus the Market Value Adjustment ("MVA"). The MVA is calculated by multiplying the amount requested by the market value adjustment factor ("MVAF").

The MVA formula

The MVA is determined using the following formula:

MVA = (amount applied) X (Market Value Adjustment Factor)

The MVAF is:

MVAF = {[(1 + i)/(1 + j)] N/12} – 1

Where:

•

i is the U.S. Treasury Strip ask side yield as published in the Wall Street Journal on the last business day of the week prior to the date the stated rate of interest was established for the Guarantee Period. The term of i is measured in years and equals the term of the Guarantee Period, and

•	j is the U.S. Treasury Strip ask side yield as published in the Wall Street Journal on the last business day of the week prior to the week the Guarantee Period is broken.

The term of j equals the remaining term to maturity of the Guarantee Period, rounded up to the higher number of years; and N is the number of complete months remaining until maturity. If N is less than 6, the MVA will equal 0.

Examples

Following are four examples of Market Value Adjustments illustrating (1) increasing interest rates,

(2) decreasing interest rates, (3) flat interest rates

(i and j are within .10% of each other), and (4) less than 6 months to maturity.

Example #1—Increasing Interest Rates

Deposit	$25,000 on November 1, 1996
Maturity date	December 31, 2006
Interest Guarantee Period	10 years
i	assumed to be 6.15%
Surrender date	July 1, 2001
j	7.00%
Amount surrendered	$10,000
N	65
MVAF	= {[(1 + i)/(1 + j)]N/12} - 1
= {[1.0615/1.07]65/12} - 1
= .957718 - 1
= -.042282
MVA	= (amount Transferred or surrendered) x MVAF
= $10,000 x - .042282
= - $422.82

Surrender Value = (amount Transferred or surrendered + MVA) x (1-CDSC)

= ($10,000 + - $422.82) x (1-0)
= $9,577.18

Example #2—Decreasing Interest Rates

Deposit	$25,000 on November 1, 1996
Maturity date	December 31, 2006
Interest Guarantee Period	10 years
i	assumed to be 6.15%
Surrender date	July 1, 2000
j	5.00%
Amount surrendered	$10,000
N	65
MVAF	= {[(1 + i)/(1 + j)]N/12} - 1
= {[1.0615/1.05]65/12} - 1
= .060778
MVA	= (amount Transferred or surrendered) x MVAF
= $10,000 x .060778
= $607.78

Surrender Value = (amount Transferred or surrendered + MVA) x (1-CDSC)

= ($10,000 + $607.78) x (1-0)
= $10,607.78

Example #3—Flat Interest Rates

Deposit	$25,000 on November 1, 1996
Maturity date	December 31, 2006
Interest Guarantee Period	10 years
i	assumed to be 6.15%
Surrender date	July 1, 2001
j	6.24%
Amount surrendered	$10,000
N	65
MVAF	= {[(1 + i)/(1 + j)]N/12} - 1
= {[1.0615/1.0624]65/12} - 1
= .995420 - 1
= -.004580
MVA	= (amount Transferred or surrendered) x MVAF
= $10,000 x -.004589
= $-45.80

Surrender Value = (amount Transferred or surrendered + MVA) x (1-CDSC)

= ($10,000 - $45.80) x (1-0)
= $9,954.20

Example #4—N < 6 (less than 6 months to maturity)

Deposit	$25,000 on November 1, 1996
Maturity date	December 31, 2006
Interest Guarantee Period	10 years
I	assumed to be 6.15%
Surrender date	July 1, 2006
J	7.00%
Amount surrendered	$10,000
N	5
MVAF	= {[(1 + i)/(1 + j)]N/12} - 1
= {[1.0615/1.07]5/12} - 1
= .99668 - 1
= -.00332

However, N<6, so MVAF = 0

MVA	= (amount Transferred or surrendered) x MVAF
= $10,000 x 0
= $0

Surrender Value = (amount Transferred or surrendered + MVA) x (1-CDSC)

= ($10,000 + $0) x (1-0)
= $10,000

Appendix C—Net Investment Factor

The net investment factor is determined by dividing (a) by (b), and subtracting (c) from the result where:

(a) is the net result of:

1)	the net asset value per share of the Portfolio shares determined as of the end of the current Valuation Period, plus
2)	the per share amount of any dividend (or, if applicable, capital gain distributions) made by the Portfolio on shares if the "ex-dividend" date occurs during the current Valuation Period, plus or minus
3)	a per unit charge or credit for any taxes incurred by or provided for in the Sub-Account, which is determined by First GWL&A to have resulted from the investment operations of the Sub-Account, and

(b) is the net asset value per share of the Portfolio shares determined as of the end of the immediately preceding valuation period, and

(c) is an amount representing the mortality and expense risk charge deducted from each Sub-Account on a daily basis. Such amount is equal to 0.85%.

The net investment factor may be greater than, less than, or equal to one. Therefore, the Accumulation Unit value may increase, decrease or remain unchanged.

The net asset value per share referred to in paragraphs (a)(1) and (b) above, reflects the investment performance of the Portfolio as well as the payment of Portfolio expenses.

Appendix D—Expenses of Each Sub-Account's Underlying Portfolio

(as a percentage of Portfolio average net assets,

before and after fee waivers and expense reimbursements as of December 31, 2004)

	Management Fees	Other fees	12b-1 fees	Total Portfolio Expenses Before Fee Waivers	Total Fee Waivers	Total Portfolio Expenses After Fee Waivers

AIM V.I. High Yield Fund – Series I Shares (formerly INVESCO VIF High Yield Fund)*	0.62%	0.42%	--	1.04%	--	1.04%(1)
AIM V.I. Core Stock Fund - Series I Shares (formerly INVESCO VIF Core Equity Fund)	0.75%	0.46%	--	1.21%	0.06%	1.15%(2)(3)
AIM V.I. Technology Fund - Series I Shares (formerly INVESCO VIF Technology Fund)	0.75%	0.40%	--	1.15%	--	1.15%(2)
Alger American Growth Portfolio – Class O Shares	0.75%	0.10%	--	0.85%	--	0.85%
Alger American MidCap Growth Portfolio – Class O Shares	0.80%	0.13%	--	0.93%	--	0.93%
AllianceBernstein VPS Utility Income Portfolio – Class A Shares	0.55%	0.53%	--	1.08%	--	1.08%
AllianceBernstein VPS Worldwide Privatization – Class A Shares	0.75%	0.90%	--	1.65%	--	1.65%
American Century VP Balanced Fund – Original Class Shares	0.90%	--	--	0.90%	--	0.90%
American Century VP International Fund – Original Class Shares	1.33%	0.01%	--	1.34%	--	1.34%
American Century VP Value Fund – Original Class Shares	0.95%	--	--	0.95%	--	0.95%
Baron Capital Asset Fund: Insurance Shares	1.0%	0.11%	0.25%	1.36%	--	1.36%
Delaware VIP Small Cap Value Series (Standard Class)	0.75%	0.11%	--	(4)	--(4)	0.86%
Delaware VIP Small Cap Value Series (Service Class)	0.75%	0.11%	0.30%(5)	1.16%	0.05%(4)(5)	1.11%
Dreyfus GVIT Mid Cap Index Fund – Class II	0.35%(6)	0.08%	0.34%(7)	0.77%	--	0.77%
Dreyfus Investment Portfolios Midcap Stock Portfolio – Initial Shares	0.75%	0.03%	--	0.78%	--	0.78%

Dreyfus VIF Appreciation Portfolio – Initial Shares	0.75%	0.04%	--	0.79%	--	0.79%
Dreyfus VIF Developing Leaders Portfolio – Initial Shares*	0.75%	0.04%	--	0.79%	--	0.79%
Dreyfus VIF Growth and Income Portfolio – Initial Shares	0.75%	0.07%	--	0.82%	--	0.82%
Federated American Leaders Fund II – Primary Shares*	0.75%	0.15%	--	1.15%	0.25%	0.90%
Federated Fund for U.S. Government Securities II	0.60%	0.13%	--	0.98%	0.26%	0.72%
Federated Capital Income Fund II*	0.75%	0.67%	--	1.42%	0.42%	1.0%
Janus Aspen Series Balanced Portfolio – Institutional Shares(8)	.55%	.01%	--	.56%	--	.56%
Janus Aspen Series Flexible Bond Portfolio – Institutional Shares (formerly the Janus Apen Series Flexible Income Portfolio)(8)	.52%	.03%	--	.55%	--	.55%
Janus Aspen Series Large Cap Growth Portfolio – Institutional Shares (formerly the Janus Aspen Series Growth Portfolio)(8)	.64%	.02%	--	.66%	--	.66%
Janus Aspen Series Growth and Income Portfolio – Institutional Shares(8)	.62%	.13%	--	.75%	--	.75%
Janus Aspen Series International Growth Portfolio – Institutional Shares(8)	.64%	.04%	--	.68%	--	.68%
Janus Aspen Series Worldwide Growth Portfolio – Institutional Shares*(8)	.60%	.03%	--	.63%	--	.63%
Oppenheimer Global Securities Fund/VA	0.63%	0.03%	--	0.66%	--	0.66%
PIMCO VIT High Yield Portfolio	0.25%	0.35%(8)	0.15%	0.75%	--	0.75%
PIMCO VIT Low Duration Portfolio	0.25%	0.25%(9)	0.15%	0.65%	0.00%	0.65%
PIMCO VIT Total Return Portfolio
Pioneer Fund – Class A Shares (formerly the SAFECO RST Core Equity Portfolio)	0.50%	0.34%	0.25%	1.09%	--	1.09%
Pioneer Growth Opportunities Fund – Class A Shares (formerly the SAFECO Growth Opportunities Portfolio)	0.65%	0.39%	0.25%	1.29%	--	1.29%

Pioneer Small Cap Value Fund – Class A Shares (formerly the SAFECO RST Small-Cap Value Portfolio)	0.85%	0.56%	0.25%	1.66%	--	1.66%
Prudential Series Fund Equity Portfolio – Class II	0.45%	0.18%	0.25%	0.88%	--	0.88%
Schwab MarketTrack Growth Portfolio IITM	0.44%	0.25%	--	0.69%	0.19%	0.50%
Schwab Money Market PortfolioTM	0.38%	0.08%	--	0.46%	--	0.46%
Schwab S&P 500 Index Portfolio (formerly Schwab S&P 500 Portfolio)	0.20%	0.11%	--	0.31%	0.03%	0.28%
Scudder Variable Series I Capital Growth Portfolio – Class A Shares	0.47%	0.03%	--	0.50%	--	0.50%
Scudder Variable Series I Growth and Income Portfolio – Class A Shares	0.48%	0.08%	--	0.56%	--	0.56%
Scudder Variable Series II SVS Dreman High Return Equity Portfolio – Class A Shares	0.73%	0.05%	--	0.78%	--	0.78%
Scudder Variable Series II Large Cap Value – Class A Shares	0.75%	0.05%	--	0.80%	--	0.80%

Scudder VIT Small Cap Index Fund – Class A Shares	0.35%	0.13%	--	0.48%	0.03%(11)	0.45%
Universal Institutional Funds U.S. Real Estate Portfolio – Class I Shares	0.80%	0.26%	--	1.06%	--	1.06%
Van Kampen LIT Comstock – Class I Shares	0.59%	0.06%	--	0.65%	--	0.65%
Van Kampen LIT Growth & Income – Class I Shares	0.60%	0.06%	--	0.66%	--	0.66%
Wells Fargo Advantage Multi Cap Value Fund (formerly Strong Multi Cap Value Fund II)(12)(13)	0.75%(14)	0.36%(15)	0.25%	1.36%	0.22%(16)	1.14%

*Effective April 29, 2005, these portfolios were closed to new contributions or transfers.

(1) The fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 0.95% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items (these are expenses that are not anticipated to arise from the fund's day-to-day operations), or items designated as such by the fund's Board of Trustees; (v) expenses related to a merger or reorganization, as approved by the fund's Board of Trustees, and (vi) expenses that the fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the fund benefits are in the form of credits that the fund receives from banks where the fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the fund. The expense limitation is in effect through June 30, 2006.

(2) The fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items discussed below) of Series I shares to 0.91% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii) dividend expense of short sales; (iv) extraordinary items (these are expenses that are not anticipated to arise from the fund's day-to-day operations), or items designated as such by the fund's Board of Trustees; (v) expenses related to a merger or reorganization, as approved by the fund's Board of Trustees; and (vi) expenses that the fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the fund benefits are in the form of credits that the fund receives from banks where the fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the fund. The expense limitation is in effect through June 30, 2006.

(3) Effective January 1, 2005 through December 31, 2009, the advisor has contractually agreed to waive a portion of its advisory fees. This agreement is reflected in the Total Fee Waiver.

(4) The investment manager has contracted to waive fees and pay expenses through April 30, 2005 in order to prevent total operating expenses (excluding any 12b-1 fees, taxes, interest, brokerage fees, extraordinary expenses and certain insurance costs) from exceeding 0.95% of average daily net assets.

(5) Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series' distributor has contracted to limit the 12b-1 fees through April 30, 2005 to no more than 0.25% of average daily net assets. Prior to May 1, 2003, the Board of Trustees had set the fee at an annual rate of 0.15% of average daily net assets.

(6) The management fee is a blended rate. Effective 5/1/04, the management fee dropped from 0.50% (annually) to 0.30% (annually). The total expense ratio would have been 0.72% had the reduced management fee been in place the entire year. Management fees are 0.30% (annually) for current year 2005.

(7) 12b-1 fees are 0.25% (annually) and administrative servicing fees are 0.09%(annually).

(8) All of the fees and expenses shown were determined based on net assets as of the fiscal year ended December 31, 2004, restated to reflect reductions in the Portfolios' management fees, where applicable, effective July 1, 2004. Janus Capital has contractually agreed to waive certain portfolios' total operating expenses (excluding brokerage commissions, interest, taxes and extraordinary expenses) to certain levels until at least May 1, 2006. The expense waivers shown reflect the application of such limits.

(9) Reflects an administrative fee of 0.35%.

(10) Reflects an administrative fee of 0.25%.

(11) Pursuant to their respective agreements with Scudder VIT Funds, the investment manager, the underwriter and the accounting agent have agreed, for the one year period commencing on May 1, 2005, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to the following amounts, A and B share classes respectively:(0.45%, 0.70%).

(12) On May 25, 2004, Wells Fargo & Company entered into a purchase agreement with Strong Financial Corporation ("SFC") to acquire the assets of SFC and certain of its affiliates, including Strong Capital Management, Inc., the investment adviser to the Strong Family of Funds. Pursuant to the receipt of approval from the Strong Board, shareholders of the Strong Funds met and approved the reorganization of each Strong Fund into a Wells Fargo Fund on December 10 and December 22, 2004. Effective on or about April 11, 2005, the Investor Class and Advisor Class shares of the Strong Opportunity Fund II reorganized into the Wells Fargo Advantage Opportunity Fund, the Strong Discovery Fund II and Strong Mid Cap Growth Fund II reorganized into the Wells Fargo Advantage Discovery Fund; and the Strong Multi Cap Value Fund II reorganized into the Wells Fargo Advantage Multi Cap Value Fund.

(13) Expense information provided as of April 11, 2005.

(14) The Fund's investment adviser has implemented a breakpoint schedule for the Fund's management fees. The management fees charged to the Fund will decline as the Fund's assets grow and will continue to be based on a percentage of the Fund's average daily net assets.

(15) Other expenses may include expenses payable to affiliates of Wells Fargo & Company. Other expenses for the Fund are based on estimates for the current fiscal year.

(16) The adviser has committed through April 30, 2007 to waive fees and/or reimburse expenses to the extent necessary to maintain the net operating expense ratios shown.

VARIABLE ANNUITY-1 SERIES ACCOUNT

Flexible Premium Deferred Variable Annuity Contracts

issued by

First Great-West Life & Annuity Insurance Company

50 Main Street, 9th Floor

White Plains, New York 10606

Telephone: (800) 537-2033

STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus, dated January 3, 2006, which is available without charge by contacting the Annuity Administration Department, P.O. Box 173921, Denver, Colorado 80217-3921 or at 1-800-838-0649.

The date of this Statement of Additional Information is

January 3, 2006.

B-i

TABLE OF CONTENTS

Page

GENERAL INFORMATION

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

AND THE VARIABLE ANNUITY-1 SERIES ACCOUNT
CALCULATION OF ANNUITY PAYOUTS
- Fixed Annuity Options
- Variable Annuity Options
POSTPONEMENT OF PAYOUTS
SERVICES
- Safekeeping of Series Account Assets
- Independent Registered Public Accounting Firm
- Principal Underwriter
- Administrative Services Agreement
WITHHOLDING
FINANCIAL STATEMENTS

B-ii

GENERAL INFORMATION

In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms not defined in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading "Definitions."

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

AND THE VARIABLE ANNUITY-1 SERIES ACCOUNT

First Great-West Life & Annuity Insurance Company (the "Company" or "First GWL&A") (formerly known as Canada Life Insurance Company of New York), the issuer of the Contract, is a New York corporation qualified to sell life insurance and annuity contracts in New York. It was qualified to do business on June 7, 1971. The Company is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"), a Colorado stock life insurance company, which is an indirect wholly owned subsidiary of Great-West Lifeco Inc., a holding company. Great-West Lifeco Inc. is owned 74.9% by Power Financial Corporation of Canada, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation of Canada. Mr. Paul Desmarais, through a group of private holding companies, which he controls, has voting control of Power Corporation of Canada.

First GWL&A is rated by a number of nationally recognized rating agencies. The ratings represent the opinion of the rating agencies regarding the financial strength of the Company and its ability to meet ongoing obligations to policyholders. The ratings take into account an agreement whereby GWL&A has undertaken to provide First GWL&A with certain financial support related to maintaining required statutory surplus and liquidity.

Rating Agency	Measurement	Rating

A.M. Best Company, Inc.	Financial strength, operating performance, and business profile.	A+

Fitch, Inc.	Financial strength	AA+‚

Standard & Poor's Corporation	Financial strength	AAƒ

	Superior (highest rating out of ten categories)
‚	Very Strong (second highest rating out of eight categories)
ƒ	Very Strong (second highest rating out of nine categories)

The assets allocated to the Series Account are the exclusive property of the Company. Registration of the Series Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Series Account or of the Company by the Securities and Exchange Commission. The Company may accumulate in the Series Account proceeds from charges under the Contracts and other amounts in excess of the Series Account assets representing reserves and liabilities under the Contract and other variable annuity contracts issued by the Company. The Company may from time to time transfer to its general account any of such excess amounts. Under certain remote circumstances, the assets of one Sub-Account may not be insulated from liability associated with another Sub-Account.

CALCULATION OF ANNUITY PAYOUTS

A.	Fixed Annuity Options

The amount of each annuity payout under a fixed annuity option is fixed and guaranteed by the Company. On the Payout Commencement Date, the Annuity Account Value held in the Guarantee Period Fund, with a Market Value Adjustment, if applicable, less Premium Tax, if any, is computed and that portion of the Annuity Account Value which will be applied to the fixed annuity option selected is determined. The amount of the first monthly payment under the fixed annuity option selected will be at least as large as would result from using the annuity tables contained in the Contract to apply to the annuity option selected. The dollar amounts of any fixed annuity payouts will not vary during the entire period of annuity payouts and are determined according to the provisions of the annuity option selected.

B.	Variable Annuity Options

To the extent a variable annuity option has been selected, the Company converts the Accumulation Units for each Sub-Account held by you into Annuity Units at their values determined as of the end of the Valuation Period which contains the Payout Commencement Date. The number of Annuity Units paid for each Sub-Account is determined by dividing the amount of the first monthly payout by the Sub-Account's Annuity Unit Value on the fifth Valuation Date preceding the date the first payout is due. The number of Annuity Units used to calculate each payout for a Sub-Account remains fixed during the annuity payout period.

The first payout under a variable annuity payout option will be based on the value of each Sub-Account on the fifth Valuation Date preceding the Payout Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the payout option. Payouts after the first will vary depending upon the investment experience of the Sub-Accounts. The subsequent amount paid is determined by multiplying (a) by (b) where (a) is the number of Annuity Units to be paid and (b) is the Annuity Unit value on the fifth Valuation Date preceding the date the annuity payout is due. The total amount of each variable annuity payout will be the sum of the variable annuity payouts for each Sub-Account.

POSTPONEMENT OF PAYOUTS

With respect to amounts allocated to the Series Account, payout of any amount due upon a total or partial surrender, death or under an annuity option will ordinarily be made within seven days after all documents required for such payout are received by the Annuity Administration Department. However, the determination, application or payout of any death benefit, Transfer, full surrender, partial withdrawal or annuity payout may be deferred to the extent dependent on Accumulation or Annuity Unit Values, for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, for any period during which any emergency exists as a result of which it is not reasonably practicable for the Company to determine the investment experience of such Accumulation or Annuity Units or for such other periods as the Securities and Exchange Commission may by order permit for the protection of investors.

SERVICES

A.	Safekeeping of Series Account Assets

The assets of the Series Account are held by First GWL&A. The assets of the Series Account are kept physically segregated and held separate and apart from the general account of First GWL&A. First GWL&A maintains records of all purchases and redemptions of shares of the underlying Portfolios. Additional protection for the assets of the Series Account is afforded by a financial institution bond that includes fidelity coverage issued to Great-West Lifeco Inc. and subsidiary companies in the amount of $50 million (Canadian) per occurrence and $100 million (Canadian) in the aggregate, which covers all officers and employees of First GWL&A.

B.	Independent Registered Public Accounting Firm

Deloitte & Touche LLP, 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202, serves as First GWL&A's and the Series Account's Independent Registered Public Accounting Firm. Deloitte & Touche LLP examines financial statements for First GWL&A and the Series Account and provides other audit, tax and related services.

The following financial statements, audited by Deloitte & Touche LLP, Independent Registered Public Accounting Firm, as set forth in their reports appearing therein, are included in this Statement of Additional Information as referenced in the prospectus:

•

Variable Annuity-1 Series Account statement of assets and liabilities and statement of operations as of December 31, 2004, and statements of changes in net assets for the years ended December 31, 2004 and 2003;

•

Canada Life Insurance Company of New York balance sheets as of December 31, 2004 and 2003, and statement of income, stockholder's equity and cash flows for the year ended December 31, 2004, prepared in accordance with generally accepted accounting principles ("GAAP");

•

Canada Life Insurance Company of New York statements of admitted assets, liabilities, capital and surplus for the years ended December 31, 2003 and 2002, and statements of operations, changes in capital and surplus, and cash flows for the two years ended December 31, 2003, prepared in accordance with statutory accounting principles; and

•

First Great-West Life & Annuity Insurance Company balance sheets as of December 31, 2004 and 2003, and statements of income, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2004, prepared in accordance with GAAP.

C.	Principal Underwriter

The offering of the Contracts is made on a continuous basis by GWFS Equities, Inc. ("GWFS"), an affiliate of First GWL&A. GWFS is a Delaware corporation and is a member of the NASD. The Company does not anticipate discontinuing the offering of the Contract, although it reserves the right to do so. The Contract generally will be issued for Annuitants from birth to age ninety. The aggregate dollar amount of commissions paid to, and retained by, GWFS or any previous principal underwriter for the Contracts was zero for the last three fiscal years.

D.	Administrative Services Agreement

First GWL&A and GWL&A have entered into an Administrative Services Agreement dated August 1, 2003, as amended. Pursuant to the agreement, GWL&A performs certain corporate support services, investment services and other back office administrative services for First GWL&A. In addition, certain of GWL&A's property, equipment, and facilities are made available for First GWL&A for its operations. All charges for services and use of facilities to the extent practicable reflect actual costs, and are intended to be in accordance with New York Insurance Laws.

WITHHOLDING

Annuity payouts and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payouts from which taxes are withheld.

Notwithstanding the recipient's election, withholding may be required with respect to certain payouts to be delivered outside the United States and with respect to certain distributions from certain types of qualified retirement plans, unless the proceeds are transferred directly to another qualified retirement plan. Moreover, special "backup withholding" rules may require the Company to disregard the recipient's election if the recipient fails to supply the Company with a taxpayer identification number ("TIN") (social security number for individuals), or if the Internal Revenue Service notifies the Company that the TIN provided by the recipient is incorrect.

FINANCIAL STATEMENTS

The financial statements of Canada Life Insurance Company of New York and First Great-West Life & Annuity Insurance Company should be considered only as bearing upon Depositor's ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Series Account. The variable interests of Contract Owners under the Contracts are affected solely by the investment results of the Series Account.

Variable Annuity -1 Select Series Account of First Great-West Life & Annuity Insurance Company

Financial Statements for the Years Ended December 31, 2004 and 2003

and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Contract Owners

Variable Annuity-1 Series Account of

First Great-West Life & Annuity Insurance Company

We have audited the accompanying statement of assets and liabilities of Variable Annuity-1 Series Account of First Great-West Life & Annuity Insurance Company (the “Series Account”) as of December 31, 2004, by investment division, and the related statement of operations for the year then ended, by investment division, and the statements of changes in net assets for each of the two years in the period then ended, by investment division. These financial statements are the responsibility of the Series Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Series Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Series Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2004, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Annuity-1 Series Account of First Great-West Life & Annuity Insurance Company as of December 31, 2004, by investment division, the results of its operations for the year then ended, by investment division, and the changes in its net assets for each of the two years in the period then ended, by investment division, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Denver, Colorado

March 11, 2005

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2004

	AIM V.I. CORE EQUITY PORTFOLIO	AIM V.I. HIGH YIELD PORTFOLIO	AIM V.I. TECHNOLOGY PORTFOLIO	ALGER AMERICAN GROWTH PORTFOLIO	ALGER AMERICAN MIDCAP GROWTH PORTFOLIO	ALLIANCE BERNSTEIN VP UTILITY INCOME PORTFOLIO

ASSETS:
Investments at market value (1)	$1,428,987	$322,596	$428,929	$1,770,834	$231,094	$120,878
Investment income due and accrued
Purchase payments receivable
Due from First Great West Life & Annuity Insurance Company	8,422	13,880

Total assets	1,437,409	336,476	428,929	1,770,834	231,094	120,878

LIABILITIES:
Redemptions payable
Due to First Great West Life & Annuity Insurance Company	272	60	78	331	43	24

Total liabilities	272	60	78	331	43	24

NET ASSETS	$1,437,137	$336,416	$428,851	$1,770,503	$231,051	$120,854

NET ASSETS REPRESENTED BY:
Accumulation units	$1,419,992	$308,159	$428,851	$1,770,503	$231,051	$120,854
Contracts in payout phase	17,145	28,257

NET ASSETS	$1,437,137	$336,416	$428,851	$1,770,503	$231,051	$120,854

ACCUMULATION UNITS OUTSTANDING	98,767	25,846	181,149	116,167	17,579	9,216

UNIT VALUE (ACCUMULATION)	$14.38	$11.92	$2.37	$15.24	$13.14	$13.11

(1) Cost of investments:	$1,377,410	$322,186	$369,023	$2,056,451	$207,390	$100,256
Shares of investments:	77,201	50,015	34,535	50,422	11,110	6,653

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2004

	AMERICAN CENTURY VP BALANCED PORTFOLIO	AMERICAN CENTURY VP INTERNATIONAL PORTFOLIO	AMERICAN CENTURY VP VALUE PORTFOLIO	BARON CAPITAL ASSET FUND	DELAWARE GPF PREMIUM SMALL CAP VALUE SERIES PORTFOLIO	DREYFUS MIDCAP STOCK PORTFOLIO

ASSETS:
Investments at market value (1)	$304,058	$906,803	$305,135	$1,556,966	$261,724	$272,516
Investment income due and accrued
Purchase payments receivable
Due from First Great West Life & Annuity Insurance Company

Total assets	304,058	906,803	305,135	1,556,966	261,724	272,516

LIABILITIES:
Redemptions payable
Due to First Great West Life & Annuity Insurance Company	56	167	51	288	45	50

Total liabilities	56	167	51	288	45	50

NET ASSETS	$304,002	$906,636	$305,084	$1,556,678	$261,679	$272,466

NET ASSETS REPRESENTED BY:
Accumulation units	$304,002	$906,636	$305,084	$1,556,678	$261,679	$272,466
Contracts in payout phase

NET ASSETS	$304,002	$906,636	$305,084	$1,556,678	$261,679	$272,466

ACCUMULATION UNITS OUTSTANDING	26,354	70,751	23,805	92,684	18,266	21,020

UNIT VALUE (ACCUMULATION)	$11.54	$12.81	$12.82	$16.80	$14.33	$12.96

(1) Cost of investments:	$280,668	$795,475	$271,709	$1,198,794	$230,827	$246,600
Shares of investments:	41,766	123,375	34,873	57,559	8,595	15,466

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2004

	DREYFUS VIF APPRECIATION PORTFOLIO	DREYFUS VIF DEVELOPING LEADERS PORTFOLIO	DREYFUS VIF GROWTH & INCOME PORTFOLIO	FEDERATED AMERICAN LEADERS FUND II	FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II	FEDERATED UTILITY FUND II

ASSETS:
Investments at market value (1)	$1,132,326	$56,802	$194,465	$2,208,830	$2,438,388	$39,462
Investment income due and accrued
Purchase payments receivable
Due from First Great West Life & Annuity Insurance Company				19,485

Total assets	1,132,326	56,802	194,465	2,228,315	2,438,388	39,462

LIABILITIES:
Redemptions payable				12,177
Due to First Great West Life & Annuity Insurance Company	211	7	36	410	452	7

Total liabilities	211	7	36	12,587	452	7

NET ASSETS	$1,132,115	$56,795	$194,429	$2,215,728	$2,437,936	$39,455

NET ASSETS REPRESENTED BY:
Accumulation units	$1,132,115	$56,795	$194,429	$2,176,061	$2,437,936	$39,455
Contracts in payout phase				39,667

NET ASSETS	$1,132,115	$56,795	$194,429	$2,215,728	$2,437,936	$39,455

ACCUMULATION UNITS OUTSTANDING	120,747	4,424	20,587	143,893	165,436	3,785

UNIT VALUE (ACCUMULATION)	$9.38	$12.84	$9.44	$15.12	$14.74	$10.42

(1) Cost of investments:	$1,010,326	$53,170	$175,699	$1,849,700	$2,445,586	$34,412
Shares of investments:	31,843	1,367	9,087	106,862	210,206	4,449

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2004

	GARTMORE DREYFUS GVIT MIDCAP MARKET II FUND	JANUS ASPEN SERIES BALANCED PORTFOLIO	JANUS ASPEN SERIES FLEXIBLE INCOME PORTFOLIO	JANUS ASPEN SERIES GROWTH & INCOME PORTFOLIO	JANUS ASPEN SERIES GROWTH PORTFOLIO	JANUS ASPEN SERIES INTERNATIONAL GROWTH PORTFOLIO

ASSETS:
Investments at market value (1)	$301,564	$478,993	$1,862,675	$462,731	$1,237,002	$318,290
Investment income due and accrued
Purchase payments receivable
Due from First Great West Life & Annuity Insurance Company

Total assets	301,564	478,993	1,862,675	462,731	1,237,002	318,290

LIABILITIES:
Redemptions payable			10,227
Due to First Great West Life & Annuity Insurance Company	56	89	346	85	235	55

Total liabilities	56	89	10,573	85	235	55

NET ASSETS	$301,508	$478,904	$1,852,102	$462,646	$1,236,767	$318,235

NET ASSETS REPRESENTED BY:
Accumulation units	$301,508	$478,904	$1,852,102	$462,646	$1,236,767	$318,235
Contracts in payout phase

NET ASSETS	$301,508	$478,904	$1,852,102	$462,646	$1,236,767	$318,235

ACCUMULATION UNITS OUTSTANDING	22,555	42,706	138,761	38,013	92,051	25,290

UNIT VALUE (ACCUMULATION)	$13.37	$11.21	$13.35	$12.17	$13.44	$12.58

(1) Cost of investments:	$270,611	$458,169	$1,893,718	$407,283	$1,349,982	$287,044
Shares of investments:	18,221	19,639	153,433	29,398	61,634	11,710

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2004

	JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO	OPPENHEIMER GLOBAL SECURITIES FUND/VA	PIMCO VIT HIGH YIELD PORTFOLIO	PIMCO VIT LOW DURATION PORTFOLIO	PIONEER FUND VCT PORTFOLIO	PIONEER GROWTH OPPORTUNITIES VCT PORTFOLIO

ASSETS:
Investments at market value (1)	$1,618,789	$1,039,936	$762,513	$1,391,950	$98,301	$627,253
Investment income due and accrued			4,149	2,587
Purchase payments receivable
Due from First Great West Life & Annuity Insurance Company

Total assets	1,618,789	1,039,936	766,662	1,394,537	98,301	627,253

LIABILITIES:
Redemptions payable
Due to First Great West Life & Annuity Insurance Company	308	192	142	254	24	113

Total liabilities	308	192	142	254	24	113

NET ASSETS	$1,618,481	$1,039,744	$766,520	$1,394,283	$98,277	$627,140

NET ASSETS REPRESENTED BY:
Accumulation units	$1,618,481	$1,039,744	$766,520	$1,394,283	$98,277	$627,140
Contracts in payout phase

NET ASSETS	$1,618,481	$1,039,744	$766,520	$1,394,283	$98,277	$627,140

ACCUMULATION UNITS OUTSTANDING	119,266	70,847	66,616	139,135	8,482	46,953

UNIT VALUE (ACCUMULATION)	$13.57	$14.68	$11.51	$10.02	$11.59	$13.36

(1) Cost of investments:	$1,387,669	$861,348	$740,117	$1,389,002	$84,582	$488,239
Shares of investments:	60,448	35,240	90,775	135,141	4,779	26,377

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2004

	PIONEER SMALL CAP VALUE II VCT PORTFOLIO	PRUDENTIAL SERIES FUND EQUITY CLASS II PORTFOLIO	SCHWAB MARKETTRACK GROWTH PORTFOLIO II	SCHWAB MONEY MARKET PORTFOLIO	SCHWAB S&P 500 PORTFOLIO	SCUDDER SVL CAPITAL GROWTH PORTFOLIO

ASSETS:
Investments at market value (1)	$476,173	$248,155	$1,445,011	$5,780,498	$5,645,569	$192,117
Investment income due and accrued				11,600
Purchase payments receivable				38,034
Due from First Great West Life & Annuity Insurance Company

Total assets	476,173	248,155	1,445,011	5,830,132	5,645,569	192,117

LIABILITIES:
Redemptions payable
Due to First Great West Life & Annuity Insurance Company	88	46	268	1,086	1,052	36

Total liabilities	88	46	268	1,086	1,052	36

NET ASSETS	$476,085	$248,109	$1,444,743	$5,829,046	$5,644,517	$192,081

NET ASSETS REPRESENTED BY:
Accumulation units	$476,085	$248,109	$1,444,743	$5,829,046	$5,644,517	$192,081
Contracts in payout phase

NET ASSETS	$476,085	$248,109	$1,444,743	$5,829,046	$5,644,517	$192,081

ACCUMULATION UNITS OUTSTANDING	32,685	26,039	95,072	483,806	383,040	22,477

UNIT VALUE (ACCUMULATION)	$14.57	$9.53	$15.20	$12.05	$14.74	$8.55

(1) Cost of investments:	$423,556	$234,907	$1,132,512	$5,780,498	$4,659,135	$166,722
Shares of investments:	23,296	11,108	97,176	5,780,498	321,502	12,260

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2004

	SCUDDER SVL GROWTH & INCOME PORTFOLIO	SCUDDER VIT EAFE EQUITY INDEX FUND	SCUDDER VIT SMALL CAP INDEX FUND	STRONG MULTI CAP VALUE FUND II	UNIVERSAL INSTITUTIONAL FUND U.S. REAL ESTATE PORTFOLIO	TOTAL VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT

ASSETS:
Investments at market value (1)	$315,413	$417,064	$925,117	$452,079	$1,252,791	$41,330,777
Investment income due and accrued						18,336
Purchase payments receivable						38,034
Due from First Great West Life & Annuity Insurance Company						41,787

Total assets	315,413	417,064	925,117	452,079	1,252,791	41,428,934

LIABILITIES:
Redemptions payable						22,404
Due to First Great West Life & Annuity Insurance Company	59	74	172	77	232	7,677

Total liabilities	59	74	172	77	232	30,081

NET ASSETS	$315,354	$416,990	$924,945	$452,002	$1,252,559	$41,398,853

NET ASSETS REPRESENTED BY:
Accumulation units	$315,354	$416,990	$924,945	$452,002	$1,252,559	$41,313,784
Contracts in payout phase						85,069

NET ASSETS	$315,354	$416,990	$924,945	$452,002	$1,252,559	$41,398,853

ACCUMULATION UNITS OUTSTANDING	37,708	46,406	61,669	39,145	55,872

UNIT VALUE (ACCUMULATION)	$8.36	$8.99	$15.00	$11.55	$22.42

(1) Cost of investments:	$264,633	$341,973	$661,812	$350,800	$872,382	$37,532,376
Shares of investments:	33,952	43,717	64,468	38,409	61,171

The accompanying notes are an integral part of these financial statements.						(Concluded)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

	AIM V.I. CORE EQUITY PORTFOLIO	AIM V.I. HIGH YIELD PORTFOLIO	AIM V.I. TECHNOLOGY PORTFOLIO	ALGER AMERICAN GROWTH PORTFOLIO	ALGER AMERICAN MIDCAP GROWTH PORTFOLIO	ALLIANCE BERNSTEIN VP UTILITY INCOME PORTFOLIO

INVESTMENT INCOME:
Dividends	$12,512	$66,718	$0	$0	$0	$1,836

EXPENSES:
Mortality and expense risk	13,116	3,735	3,641	15,363	1,490	744

NET INVESTMENT INCOME (LOSS)	(604)	62,983	(3,641)	(15,363)	(1,490)	1,092

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares	(18,322)	11,822	1,939	(190,247)	(4,357)	4,049
Realized gain distributions	0	0	0	0	0	0

Net realized gain (loss)	(18,322)	11,822	1,939	(190,247)	(4,357)	4,049

Change in net unrealized appreciation (depreciation)
on investments	61,138	(33,580)	7,456	282,572	21,335	15,468

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS	$42,212	$41,225	$5,754	$76,962	$15,488	$20,609

INVESTMENT INCOME RATIO (2004)	0.81%	15.18%				2.10%

INVESTMENT INCOME RATIO (2003)	1.08%	5.46%

INVESTMENT INCOME RATIO (2002)	1.43%	9.87%		0.04%

INVESTMENT INCOME RATIO (2001)	1.19%	6.55%		0.24%

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

	AMERICAN CENTURY VP BALANCED PORTFOLIO	AMERICAN CENTURY VP INTERNATIONAL PORTFOLIO	AMERICAN CENTURY VP VALUE PORTFOLIO	BARON CAPITAL ASSET FUND	DELAWARE GPF PREMIUM SMALL CAP VALUE SERIES PORTFOLIO	DREYFUS MIDCAP STOCK PORTFOLIO

INVESTMENT INCOME:
Dividends	$3,092	$3,725	$1,452	$0	$442	$976

EXPENSES:
Mortality and expense risk	2,569	6,037	1,661	12,358	1,219	1,746

NET INVESTMENT INCOME (LOSS)	523	(2,312)	(209)	(12,358)	(777)	(770)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain on sale of fund shares	3,620	62,062	4,568	150,449	10,725	381
Realized gain distributions	0	0	1,127	0	4,411	6,306

Net realized gain	3,620	62,062	5,695	150,449	15,136	6,687

Change in net unrealized appreciation
on investments	19,523	75,945	22,485	181,099	25,035	24,618

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS	$23,666	$135,695	$27,971	$319,190	$39,394	$30,535

INVESTMENT INCOME RATIO (2004)	1.02%	0.52%	0.74%		0.31%	0.48%

INVESTMENT INCOME RATIO (2003)		0.46%				0.84%

INVESTMENT INCOME RATIO (2002)		2.46%

INVESTMENT INCOME RATIO (2001)		0.04%

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

	DREYFUS VIF APPRECIATION PORTFOLIO	DREYFUS VIF DEVELOPING LEADERS PORTFOLIO	DREYFUS VIF GROWTH & INCOME PORTFOLIO	FEDERATED AMERICAN LEADERS FUND II	FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II	FEDERATED UTILITY FUND II

INVESTMENT INCOME:
Dividends	$18,616	$68	$2,268	$28,553	$108,752	$1,886

EXPENSES:
Mortality and expense risk	7,868	282	1,472	17,935	20,331	324

NET INVESTMENT INCOME (LOSS)	10,748	(214)	796	10,618	88,421	1,562

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares	2,666	27	30	14,854	(27,385)	1,390
Realized gain distributions	0	0	0	0	12,699	0

Net realized gain (loss)	2,666	27	30	14,854	(14,686)	1,390

Change in net unrealized appreciation (depreciation)
on investments	34,501	2,136	11,023	153,973	(18,352)	387

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS	$47,915	$1,949	$11,849	$179,445	$55,383	$3,339

INVESTMENT INCOME RATIO (2004)	2.01%	0.20%	1.31%	1.35%	4.55%	4.95%

INVESTMENT INCOME RATIO (2003)	1.15%	0.05%	0.71%	1.55%	3.43%	4.03%

INVESTMENT INCOME RATIO (2002)	1.32%		0.60%	0.96%	2.51%	5.96%

INVESTMENT INCOME RATIO (2001)	0.99%		0.51%	1.29%	3.01%	3.10%

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

	GARTMORE DREYFUS GVIT MIDCAP MARKET II FUND	JANUS ASPEN SERIES BALANCED PORTFOLIO	JANUS ASPEN SERIES FLEXIBLE INCOME PORTFOLIO	JANUS ASPEN SERIES GROWTH & INCOME PORTFOLIO	JANUS ASPEN SERIES GROWTH PORTFOLIO	JANUS ASPEN SERIES INTERNATIONAL GROWTH PORTFOLIO

INVESTMENT INCOME:
Dividends	$1,298	$7,696	$106,749	$2,122	$1,832	$2,343

EXPENSES:
Mortality and expense risk	3,125	1,496	16,030	2,067	10,863	2,560

NET INVESTMENT INCOME (LOSS)	(1,827)	6,200	90,719	55	(9,031)	(217)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares	24,167	1,554	14,513	3,812	(209,753)	40,134
Realized gain distributions	7,139	0	14,136	0	0	0

Net realized gain (loss)	31,306	1,554	28,649	3,812	(209,753)	40,134

Change in net unrealized appreciation (depreciation)
on investments	16,377	17,925	(59,985)	46,818	250,542	1,689

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS	$45,856	$25,679	$59,383	$50,685	$31,758	$41,606

INVESTMENT INCOME RATIO (2004)	0.35%	4.37%	5.66%	0.87%	0.14%	0.78%

INVESTMENT INCOME RATIO (2003)	0.28%	1.51%	4.51%	0.14%	0.08%	0.98%

INVESTMENT INCOME RATIO (2002)			6.25%			0.46%

INVESTMENT INCOME RATIO (2001)			7.13%		0.07%	1.26%

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

	JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO	OPPENHEIMER GLOBAL SECURITIES FUND/VA	PIMCO VIT HIGH YIELD PORTFOLIO	PIMCO VIT LOW DURATION PORTFOLIO	PIONEER FUND VCT PORTFOLIO	PIONEER GROWTH OPPORTUNITIES VCT PORTFOLIO

INVESTMENT INCOME:
Dividends	$16,528	$6,953	$20,419	$13,352	$1,389	$0

EXPENSES:
Mortality and expense risk	13,862	6,357	2,705	8,564	1,544	4,138

NET INVESTMENT INCOME (LOSS)	2,666	596	17,714	4,788	(155)	(4,138)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain on sale of fund shares	35,323	19,743	2,354	484	11,689	11,801
Realized gain distributions	0	0	0	4,147	0	0

Net realized gain	35,323	19,743	2,354	4,631	11,689	11,801

Change in net unrealized appreciation
on investments	28,025	136,373	18,453	2,251	(1,308)	92,616

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS	$66,014	$156,712	$38,521	$11,670	$10,226	$100,279

INVESTMENT INCOME RATIO (2004)	1.01%	0.93%	6.41%	1.33%	0.76%

INVESTMENT INCOME RATIO (2003)	1.05%		3.62%	0.69%	0.61%

INVESTMENT INCOME RATIO (2002)	0.71%				1.05%

INVESTMENT INCOME RATIO (2001)	0.45%				0.66%

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

	PIONEER SMALL CAP VALUE II VCT PORTFOLIO	PRUDENTIAL SERIES FUND EQUITY CLASS II PORTFOLIO	SCHWAB MARKETTRACK GROWTH PORTFOLIO II	SCHWAB MONEY MARKET PORTFOLIO	SCHWAB S&P 500 PORTFOLIO	SCUDDER SVL CAPITAL GROWTH PORTFOLIO

INVESTMENT INCOME:
Dividends	$0	$2,023	$17,138	$48,998	$59,962	$887

EXPENSES:
Mortality and expense risk	2,609	1,467	11,687	44,645	46,736	1,392

NET INVESTMENT INCOME (LOSS)	(2,609)	556	5,451	4,353	13,226	(505)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares	12,824	(137)	1,116	0	110,896	1,449
Realized gain distributions	7,725	0	0	0	0	0

Net realized gain (loss)	20,549	(137)	1,116	0	110,896	1,449

Change in net unrealized appreciation
on investments	47,709	12,311	131,444	0	367,771	11,401

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS	$65,649	$12,730	$138,011	$4,353	$491,893	$12,345

INVESTMENT INCOME RATIO (2004)		1.17%	1.25%	0.93%	1.09%	0.54%

INVESTMENT INCOME RATIO (2003)	1.08%	0.21%	1.27%	0.73%	1.28%	0.41%

INVESTMENT INCOME RATIO (2002)		0.56%	2.64%	1.33%	1.28%	0.37%

INVESTMENT INCOME RATIO (2001)		0.36%	2.23%	3.52%	1.02%	0.41%

The accompanying notes are an integral part of these financial statements.						(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

	SCUDDER SVL GROWTH & INCOME PORTFOLIO	SCUDDER VIT EAFE EQUITY INDEX FUND	SCUDDER VIT SMALL CAP INDEX FUND	STRONG MULTI CAP VALUE FUND II	UNIVERSAL INSTITUTIONAL FUND U.S. REAL ESTATE PORTFOLIO	TOTAL VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT

INVESTMENT INCOME:
Dividends	$2,176	$7,256	$3,677	$0	$15,180	$588,874

EXPENSES:
Mortality and expense risk	2,452	2,682	7,895	4,457	8,312	319,536

NET INVESTMENT INCOME (LOSS)	(276)	4,574	(4,218)	(4,457)	6,868	269,338

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain on sale of fund shares	6,924	15,455	108,174	48,800	51,015	340,608
Realized gain distributions	0	0	0	0	17,672	75,362

Net realized gain	6,924	15,455	108,174	48,800	68,687	415,970

Change in net unrealized appreciation
on investments	21,115	37,317	42,040	15,280	230,563	2,353,489

NET INCREASE IN NET ASSETS
RESULTING FROM OPERATIONS	$27,763	$57,346	$145,996	$59,623	$306,118	$3,038,797

INVESTMENT INCOME RATIO (2004)	0.75%	2.30%	0.40%		1.55%

INVESTMENT INCOME RATIO (2003)	0.59%	2.64%	0.93%	0.10%

INVESTMENT INCOME RATIO (2002)	1.18%	3.76%	0.73%	0.44%	3.45%

INVESTMENT INCOME RATIO (2001)	1.05%		1.73%	0.01%	4.85%

The accompanying notes are an integral part of these financial statements.						(Concluded)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	AIM V.I. CORE EQUITY PORTFOLIO		AIM V.I. HIGH YIELD PORTFOLIO		AIM V.I. TECHNOLOGY PORTFOLIO
	2004	2003	2004	2003	2004	2003

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(604)	$3,887	$62,983	$39,306	$(3,641)	$(4,253)
Net realized gain (loss)	(18,322)	(89,623)	11,822	(7,598)	1,939	(274,356)
Change in net realized appreciation (depreciation)
on investments	61,138	414,970	(33,580)	163,822	7,456	456,751

Increase in net assets resulting
from operations	42,212	329,234	41,225	195,530	5,754	178,142

CONTRACT TRANSACTIONS:
Purchase payments	2,704	2,700	1,685	706	49	999
Redemptions	(227,607)	(152,431)	(177,954)	(102,192)	(50,772)	(43,693)
Transfers, net	(108,396)	(5,751)	(325,795)	175,713	(58,776)	21,005
Contract maintenance charges	(364)	(747)	(121)	(113)	(192)	(231)
Adjustments to net assets allocated to contracts
in payout phase	1,578	(1,178)	3,164	(1,692)

Increase (decrease) in net assets resulting from
contract transactions	(332,085)	(157,407)	(499,021)	72,422	(109,691)	(21,920)

Total increase (decrease) in net assets	(289,873)	171,827	(457,796)	267,952	(103,937)	156,222

NET ASSETS:
Beginning of period	1,727,010	1,555,183	794,212	526,260	532,788	376,566

End of period	$1,437,137	$1,727,010	$336,416	$794,212	$428,851	$532,788

CHANGES IN UNITS OUTSTANDING:
Units issued	5,908	26,621	510	254,128	91,757	142,659
Units redeemed	(30,034)	(38,002)	(45,359)	(240,278)	(144,100)	(146,918)

Net increase (decrease)	(24,126)	(11,381)	(44,849)	13,850	(52,343)	(4,259)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	ALGER AMERICAN GROWTH PORTFOLIO		ALGER AMERICAN MIDCAP GROWTH PORTFOLIO		ALLIANCE BERNSTEIN VP UTILITY INCOME PORTFOLIO
	2004	2003	2004	2003	2004	2003
				(1)		(1)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(15,363)	$(16,399)	$(1,490)	$(206)	$1,092	$(253)
Net realized gain (loss)	(190,247)	(548,872)	(4,357)	2,077	4,049	(226)
Change in net realized appreciation (depreciation)
on investments	282,572	1,134,900	21,335	2,369	15,468	5,154

Increase in net assets resulting
from operations	76,962	569,629	15,488	4,240	20,609	4,675

CONTRACT TRANSACTIONS:
Purchase payments	4,902	9,152	280	0	0	0
Redemptions	(125,862)	(169,015)	0	(24)	0	0
Transfers, net	(190,166)	(156,950)	143,511	67,641	33,164	62,415
Contract maintenance charges	(377)	(581)	(68)	(17)	(9)	0
Adjustments to net assets allocated to contracts
in payout phase

Increase (decrease) in net assets resulting from
contract transactions	(311,503)	(317,394)	143,723	67,600	33,155	62,415

Total increase (decrease) in net assets	(234,541)	252,235	159,211	71,840	53,764	67,090

NET ASSETS:
Beginning of period	2,005,044	1,752,809	71,840	0	67,090	0

End of period	$1,770,503	$2,005,044	$231,051	$71,840	$120,854	$67,090

CHANGES IN UNITS OUTSTANDING:
Units issued	5,780	19,028	21,543	21,448	4,404	7,028
Units redeemed	(27,228)	(42,646)	(10,091)	(15,321)	(1,495)	(721)

Net increase (decrease)	(21,448)	(23,618)	11,452	6,127	2,909	6,307

(1)	The portfolio commenced operations on June 16, 2003.

The accompanying notes are an integral part of these financial statements.		(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003
	AMERICAN CENTURY VP BALANCED PORTFOLIO		AMERICAN CENTURY VP INTERNATIONAL PORTFOLIO		AMERICAN CENTURY VP VALUE PORTFOLIO
	2004	2003	2004	2003	2004	2003
		(1)				(1)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$523	$(140)	$(2,312)	$(1,884)	$(209)	$(199)
Net realized gain	3,620	5	62,062	103,836	5,695	401
Change in net realized appreciation
on investments	19,523	3,867	75,945	45,308	22,485	10,941

Increase in net assets resulting
from operations	23,666	3,732	135,695	147,260	27,971	11,143

CONTRACT TRANSACTIONS:
Purchase payments	0	0	543	0	0	0
Redemptions	(17,956)	0	(88,683)	(23,923)	(3,778)	(151)
Transfers, net	110,406	184,217	104,807	321,818	140,253	129,671
Contract maintenance charges	(63)	0	(79)	(85)	(22)	(3)
Adjustments to net assets allocated to contracts
in payout phase

Increase in net assets resulting from
contract transactions	92,387	184,217	16,588	297,810	136,453	129,517

Total increase in net assets	116,053	187,949	152,283	445,070	164,424	140,660

NET ASSETS:
Beginning of period	187,949	0	754,353	309,283	140,660	0

End of period	$304,002	$187,949	$906,636	$754,353	$305,084	$140,660

CHANGES IN UNITS OUTSTANDING:
Units issued	38,690	17,735	64,957	595,836	15,296	12,816
Units redeemed	(30,071)	0	(61,287)	(562,710)	(3,934)	(373)

Net increase	8,619	17,735	3,670	33,126	11,362	12,443

(1) The portfolio commenced operations on June 16, 2003.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	BARON CAPITAL ASSET FUND		BERGER IPT-SMALL COMPANY GROWTH FUND	DELAWARE GPF PREMIUM SMALL CAP VALUE SERIES PORTFOLIO
	2004	2003	2003	2004	2003
			(1)		(2)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(12,358)	$(9,827)	$(954)	$(777)	$(263)
Net realized gain (loss)	150,449	(14,372)	(944,507)	15,136	993
Change in net realized appreciation
on investments	181,099	306,985	914,230	25,035	5,862

Increase (decrease) in net assets resulting
from operations	319,190	282,786	(31,231)	39,394	6,592

CONTRACT TRANSACTIONS:
Purchase payments	31,730	33,961	150	299	0
Redemptions	(451,682)	(7,608)	(5,633)	(2,979)	(30)
Transfers, net	227,313	(26,436)	(604,669)	9,857	208,565
Contract maintenance charges	(94)	(95)	(79)	(13)	(6)
Adjustments to net assets allocated to contracts
in payout phase

Increase (decrease) in net assets resulting from
contract transactions	(192,733)	(178)	(610,231)	7,164	208,529

Total increase (decrease) in net assets	126,457	282,608	(641,462)	46,558	215,121

NET ASSETS:
Beginning of period	1,430,221	1,147,613	641,462	215,121	0

End of period	$1,556,678	$1,430,221	$0	$261,679	$215,121

CHANGES IN UNITS OUTSTANDING:
Units issued	50,652	30,019	29	14,710	34,822
Units redeemed	(64,052)	(33,671)	(84,670)	(14,532)	(16,734)

Net increase (decrease)	(13,400)	(3,652)	(84,641)	178	18,088

(1)	The portfolio ceased operations on March 31, 2003.
(2)	The portfolio commenced operations on June 16, 2003.

The accompanying notes are an integral part of these financial statements.		(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	DREYFUS MIDCAP STOCK PORTFOLIO		DREYFUS VIF APPRECIATION PORTFOLIO		DREYFUS VIF DEVELOPING LEADERS PORTFOLIO
	2004	2003	2004	2003	2004	2003
		(1)				(1)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(770)	$320	$10,748	$2,963	$(214)	$(51)
Net realized gain (loss)	6,687	9	2,666	(39,252)	27	139
Change in net realized appreciation
on investments	24,618	1,298	34,501	230,432	2,136	1,496

Increase in net assets resulting
from operations	30,535	1,627	47,915	194,143	1,949	1,584

CONTRACT TRANSACTIONS:
Purchase payments	0	0	2,920	8,761	70	94
Redemptions	(954)	0	(54,306)	(124,416)	(1,210)	(12)
Transfers, net	48,260	192,998	256,293	59,902	28,789	25,539
Contract maintenance charges	0	0	(129)	(97)	(4)	(4)
Adjustments to net assets allocated to contracts
in payout phase

Increase (decrease) in net assets resulting from
contract transactions	47,306	192,998	204,778	(55,850)	27,645	25,617

Total increase in net assets	77,841	194,625	252,693	138,293	29,594	27,201

NET ASSETS:
Beginning of period	194,625	0	879,422	741,129	27,201	0

End of period	$272,466	$194,625	$1,132,115	$879,422	$56,795	$27,201

CHANGES IN UNITS OUTSTANDING:
Units issued	10,031	17,241	36,089	53,862	2,953	2,756
Units redeemed	(6,054)	(198)	(13,038)	(55,089)	(868)	(417)

Net increase (decrease)	3,977	17,043	23,051	(1,227)	2,085	2,339

(1)	The portfolio commenced operations on June 16, 2003.

The accompanying notes are an integral part of these financial statements.		(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	DREYFUS VIF GROWTH & INCOME PORTFOLIO		FEDERATED AMERICAN LEADERS FUND II		FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II
	2004	2003	2004	2003	2004	2003

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$796	$(221)	$10,618	$12,228	$88,421	$63,853
Net realized gain (loss)	30	(132,277)	14,854	(148,114)	(14,686)	10,609
Change in net realized appreciation (depreciation)
on investments	11,023	150,896	153,973	543,729	(18,352)	(43,632)

Increase in net assets resulting
from operations	11,849	18,398	179,445	407,843	55,383	30,830

CONTRACT TRANSACTIONS:
Purchase payments	50	4,712	4,355	12,161	56,195	13,906
Redemptions	(935)	(172,693)	(232,070)	(132,091)	(240,184)	(263,868)
Transfers, net	50,151	(89,895)	254,499	(91,293)	136,550	202,737
Contract maintenance charges	(41)	(71)	(166)	(204)	(259)	(266)
Adjustments to net assets allocated to contracts
in payout phase			4,577	(1,782)

Increase (decrease) in net assets resulting from
contract transactions	49,225	(257,947)	31,195	(213,209)	(47,698)	(47,491)

Total increase (decrease) in net assets	61,074	(239,549)	210,640	194,634	7,685	(16,661)

NET ASSETS:
Beginning of period	133,355	372,904	2,005,088	1,810,454	2,430,251	2,446,912

End of period	$194,429	$133,355	$2,215,728	$2,005,088	$2,437,936	$2,430,251

CHANGES IN UNITS OUTSTANDING:
Units issued	5,651	6,241	25,278	21,211	51,913	60,346
Units redeemed	(111)	(44,003)	(22,950)	(41,087)	(55,894)	(64,065)

Net increase (decrease)	5,540	(37,762)	2,328	(19,876)	(3,981)	(3,719)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	FEDERATED UTILITY FUND II		GARTMORE DREYFUS GVIT MIDCAP MARKET II FUND		JANUS ASPEN SERIES BALANCED PORTFOLIO
	2004	2003	2004	2003	2004	2003
				(1)		(1)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$1,562	$1,218	$(1,827)	$(132)	$6,200	$1,048
Net realized gain (loss)	1,390	(7,810)	31,306	66	1,554	2
Change in net realized appreciation
on investments	387	13,926	16,377	14,576	17,925	2,899

Increase in net assets resulting
from operations	3,339	7,334	45,856	14,510	25,679	3,949

CONTRACT TRANSACTIONS:
Purchase payments	0	0	0	0	0	0
Redemptions	(4,608)	(12,485)	(139,297)	(185)	(3,476)	(8)
Transfers, net	(1,914)	24,712	105,978	274,672	329,681	123,104
Contract maintenance charges	(3)	(13)	(24)	(2)	(25)	0
Adjustments to net assets allocated to contracts
in payout phase

Increase (decrease) in net assets resulting from
contract transactions	(6,525)	12,214	(33,343)	274,485	326,180	123,096

Total increase (decrease) in net assets	(3,186)	19,548	12,513	288,995	351,859	127,045

NET ASSETS:
Beginning of period	42,641	23,093	288,995	0	127,045	0

End of period	$39,455	$42,641	$301,508	$288,995	$478,904	$127,045

CHANGES IN UNITS OUTSTANDING:
Units issued	478	6,973	23,139	24,874	36,414	12,192
Units redeemed	(1,152)	(5,404)	(25,344)	(114)	(5,899)	(1)

Net increase (decrease)	(674)	1,569	(2,205)	24,760	30,515	12,191

(1)	The portfolio commenced operations on June 16, 2003.

The accompanying notes are an integral part of these financial statements.	(Continued)
VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

JANUS ASPEN SERIES FLEXIBLE INCOME PORTFOLIO	JANUS ASPEN SERIES GROWTH & INCOME PORTFOLIO	JANUS ASPEN SERIES GROWTH PORTFOLIO
2004	2003	2004	2003	2004	2003
(1)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$90,719	$84,288	$55	$(160)	$(9,031)	$(11,448)
Net realized gain (loss)	28,649	40,230	3,812	12	(209,753)	(385,808)
Change in net realized appreciation (depreciation)
on investments	(59,985)	(9,224)	46,818	8,630	250,542	797,226

Increase in net assets resulting
from operations	59,383	115,294	50,685	8,482	31,758	399,970

CONTRACT TRANSACTIONS:
Purchase payments	11,174	17,731	0	0	28,859	8,023
Redemptions	(150,377)	(169,365)	0	0	(131,743)	(120,260)
Transfers, net	(52,148)	(209,119)	329,184	74,295	(215,729)	(159,225)
Contract maintenance charges	(202)	(350)	0	0	(429)	(709)
Adjustments to net assets allocated to contracts
in payout phase

Increase (decrease) in net assets resulting from
contract transactions	(191,553)	(361,103)	329,184	74,295	(319,042)	(272,171)

Total increase (decrease) in net assets	(132,170)	(245,809)	379,869	82,777	(287,284)	127,799

NET ASSETS:
Beginning of period	1,984,272	2,230,081	82,777	0	1,524,051	1,396,252

End of period	$1,852,102	$1,984,272	$462,646	$82,777	$1,236,767	$1,524,051

CHANGES IN UNITS OUTSTANDING:
Units issued	17,798	49,164	33,926	7,668	10,549	19,578
Units redeemed	(32,289)	(77,610)	(3,462)	(119)	(36,053)	(42,699)

Net increase (decrease)	(14,491)	(28,446)	30,464	7,549	(25,504)	(23,121)

(1) The portfolio commenced operations on June 16, 2003.

The accompanying notes are an integral part of these financial statements.						(Continued)
VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	JANUS ASPEN SERIES INTERNATIONAL GROWTH PORTFOLIO		JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO		OPPENHEIMER GLOBAL SECURITIES FUND/VA
	2004	2003	2004	2003	2004	2003
						(1)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(217)	$420	$2,666	$3,344	$596	$(699)
Net realized gain (loss)	40,134	71,273	35,323	(7,426)	19,743	367
Change in net realized appreciation
on investments	1,689	41,466	28,025	320,862	136,373	42,215

Increase in net assets resulting
from operations	41,606	113,159	66,014	316,780	156,712	41,883

CONTRACT TRANSACTIONS:
Purchase payments	539	392	29,591	23,403	15,320	0
Redemptions	(21,535)	(54,153)	(104,564)	(117,267)	(31,731)	0
Transfers, net	54,832	(149,135)	(118,309)	(258,151)	445,922	411,732
Contract maintenance charges	(128)	(190)	(444)	(686)	(93)	(1)
Adjustments to net assets allocated to contracts
in payout phase

Increase (decrease) in net assets resulting from
contract transactions	33,708	(203,086)	(193,726)	(352,701)	429,418	411,731

Total increase (decrease) in net assets	75,314	(89,927)	(127,712)	(35,921)	586,130	453,614

NET ASSETS:
Beginning of period	242,921	332,848	1,746,193	1,782,114	453,614	0

End of period	$318,235	$242,921	$1,618,481	$1,746,193	$1,039,744	$453,614

CHANGES IN UNITS OUTSTANDING:
Units issued	60,268	325,762	5,006	140,884	44,142	37,334
Units redeemed	(57,747)	(344,729)	(19,427)	(174,941)	(9,816)	(813)

Net increase (decrease)	2,521	(18,967)	(14,421)	(34,057)	34,326	36,521

(1) The portfolio commenced operations on June 16, 2003.

The accompanying notes are an integral part of these financial statements.						(Continued)
VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	PIMCO VIT HIGH YIELD PORTFOLIO		PIMCO VIT LOW DURATION PORTFOLIO		PIONEER FUND VCT PORTFOLIO
	2004	2003	2004	2003	2004	2003
		(1)		(1)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$17,714	$2,049	$4,788	$802	$(155)	$(687)
Net realized gain (loss)	2,354	(220)	4,631	(291)	11,689	(114,901)
Change in net realized appreciation
on investments	18,453	3,943	2,251	697	(1,308)	175,044

Increase in net assets resulting
from operations	38,521	5,772	11,670	1,208	10,226	59,456

CONTRACT TRANSACTIONS:
Purchase payments	2,101	700	0	0	0	0
Redemptions	(12,679)	0	(28,123)	(2,101)	(2,788)	(66,907)
Transfers, net	653,581	78,533	861,398	550,272	(108,978)	(71,821)
Contract maintenance charges	(9)	0	(41)	0	(20)	(50)
Adjustments to net assets allocated to contracts
in payout phase						0

Increase (decrease) in net assets resulting from
contract transactions	642,994	79,233	833,234	548,171	(111,786)	(138,778)

Total increase (decrease) in net assets	681,515	85,005	844,904	549,379	(101,560)	(79,322)

NET ASSETS:
Beginning of period	85,005	0	549,379	0	199,837	279,159

End of period	$766,520	$85,005	$1,394,283	$549,379	$98,277	$199,837

CHANGES IN UNITS OUTSTANDING:
Units issued	65,440	11,792	93,186	66,560	150	9,338
Units redeemed	(6,848)	(3,768)	(9,415)	(11,196)	(10,086)	(22,752)

Net increase (decrease)	58,592	8,024	83,771	55,364	(9,936)	(13,414)

(1) The portfolio commenced operations on June 16, 2003.

The accompanying notes are an integral part of these financial statements.						(Continued)
VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	PIONEER GROWTH OPPORTUNITIES VCT PORTFOLIO		PIONEER SMALL CAP VALUE II VCT PORTFOLIO		PRUDENTIAL SERIES FUND EQUITY CLASS II PORTFOLIO
	2004	2003	2004	2003	2004	2003
				(1)

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(4,138)	$(2,422)	$(2,609)	$561	$556	$(141)
Net realized gain (loss)	11,801	(80,133)	20,549	6,100	(137)	1,068
Change in net realized appreciation
on investments	92,616	172,363	47,709	4,908	12,311	3,825

Increase in net assets resulting
from operations	100,279	89,808	65,649	11,569	12,730	4,752

CONTRACT TRANSACTIONS:
Purchase payments	3,782	18,863	0	0	0	0
Redemptions	(46,026)	(2,924)	(12,674)	(151)	0	0
Transfers, net	138,999	65,657	239,743	172,014	224,723	(793)
Contract maintenance charges	(105)	(51)	(65)	0	(15)	(4)
Adjustments to net assets allocated to contracts
in payout phase

Increase (decrease) in net assets resulting from
contract transactions	96,650	81,545	227,004	171,863	224,708	(797)

Total increase in net assets	196,929	171,353	292,653	183,432	237,438	3,955

NET ASSETS:

Beginning of period	430,211	258,858	183,432	0	10,671	6,716

End of period	$627,140	$430,211	$476,085	$183,432	$248,109	$10,671

CHANGES IN UNITS OUTSTANDING:
Units issued	21,953	26,150	38,323	52,204	25,853	6,265
Units redeemed	(14,068)	(20,400)	(20,910)	(36,932)	(1,030)	(6,044)

Net increase	7,885	5,750	17,413	15,272	24,823	221

(1)	The portfolio commenced operations on June 16, 2003.

The accompanying notes are an integral part of these financial statements.	(Continued)
VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

SCHWAB MARKETTRACK GROWTH PORTFOLIO II	SCHWAB MONEY MARKET PORTFOLIO	SCHWAB S&P 500 PORTFOLIO
2004	2003	2004	2003	2004	2003

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$5,451	$5,187	$4,353	$(8,237)	$13,226	$17,746
Net realized gain (loss)	1,116	(25,740)	0	0	110,896	(281,367)
Change in net realized appreciation
on investments	131,444	313,971	0	0	367,771	1,296,044

Increase (decrease) in net assets resulting
from operations	138,011	293,418	4,353	(8,237)	491,893	1,032,423

CONTRACT TRANSACTIONS:
Purchase payments	473	695	5,561,755	6,504,757	554,103	40,410
Redemptions	(111,442)	(62,589)	(1,729,000)	(5,055,683)	(441,399)	(422,394)
Transfers, net	49,642	63,335	(3,051,473)	(2,518,254)	(190,312)	894,458
Contract maintenance charges	(80)	(98)	(1,700)	(2,525)	(982)	(1,005)
Adjustments to net assets allocated to contracts
in payout phase

Increase (decrease) in net assets resulting from
contract transactions	(61,407)	1,343	779,582	(1,071,705)	(78,590)	511,469

Total increase (decrease) in net assets	76,604	294,761	783,935	(1,079,942)	413,303	1,543,892

NET ASSETS:
	Beginning of period	1,368,139	1,073,378	5,045,111	6,125,053	5,231,214	3,687,322

	End of period	$1,444,743	$1,368,139	$5,829,046	$5,045,111	$5,644,517	$5,231,214

CHANGES IN UNITS OUTSTANDING:
	Units issued	5,619	10,269	756,995	1,758,751	111,888	106,559
	Units redeemed	(10,150)	(9,050)	(692,139)	(1,847,791)	(117,905)	(66,155)

	Net increase (decrease)	(4,531)	1,219	64,856	(89,040)	(6,017)	40,404

The accompanying notes are an integral part of these financial statements.							(Continued)
VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	SCUDDER SVL CAPITAL GROWTH PORTFOLIO		SCUDDER SVL GROWTH & INCOME PORTFOLIO		SCUDDER VIT EAFE EQUITY INDEX FUND
	2004	2003	2004	2003	2004	2003

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(505)	$(368)	$(276)	$(369)	$4,574	$2,816
Net realized gain (loss)	1,449	(6,869)	6,924	(15,723)	15,455	12,905
Change in net realized appreciation
on investments	11,401	26,952	21,115	47,795	37,317	44,268

Increase in net assets resulting
from operations	12,345	19,715	27,763	31,703	57,346	59,989

CONTRACT TRANSACTIONS:
Purchase payments	599	384	48	3,324	8,136	1,754
Redemptions	(7,286)	(14,234)	(10,503)	(4,031)	(13,873)	(20,916)
Transfers, net	61,197	30,782	38,144	162,837	72,559	10,482
Contract maintenance charges	(42)	(28)	(24)	(7)	(46)	(17)
Adjustments to net assets allocated to contracts
in payout phase	0	0	0	0	0	0

Increase (decrease) in net assets resulting from
contract transactions	54,468	16,904	27,665	162,123	66,776	(8,697)

Total increase in net assets	66,813	36,619	55,428	193,826	124,122	51,292

NET ASSETS:

Beginning of period	125,268	88,649	259,926	66,100	292,868	241,576

End of period	$192,081	$125,268	$315,354	$259,926	$416,990	$292,868

CHANGES IN UNITS OUTSTANDING:
Units issued	7,692	16,564	8,843	31,949	19,707	217,788
Units redeemed	(911)	(14,843)	(5,084)	(8,849)	(11,780)	(221,278)

Net increase (decrease)	6,781	1,721	3,759	23,100	7,927	(3,490)

The accompanying notes are an integral part of these financial statements.						(Continued)
VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	SCUDDER VIT SMALL CAP INDEX FUND		STRONG MULTI CAP VALUE FUND II		UNIVERSAL INSTITUTIONAL FUND U.S. REAL ESTATE PORTFOLIO
	2004	2003	2004	2003	2004	2003

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(4,218)	$749	$(4,457)	$(4,190)	$6,868	$(6,122)
Net realized gain (loss)	108,174	(23,109)	48,800	(136,474)	68,687	20,764
Change in net realized appreciation
on investments	42,040	353,547	15,280	291,668	230,563	208,776

Increase in net assets resulting
from operations	145,996	331,187	59,623	151,004	306,118	223,418

CONTRACT TRANSACTIONS:
Purchase payments	2,627	2,581	2,325	3,179	3,315	6,800
Redemptions	(229,461)	(171,944)	(213,109)	(163,139)	(31,490)	(66,849)
Transfers, net	(145,293)	324,130	(19,271)	(14,254)	82,021	94,496
Contract maintenance charges	(145)	(51)	(109)	(113)	(121)	(126)
Adjustments to net assets allocated to contracts
in payout phase	0	0

Increase (decrease) in net assets resulting from
contract transactions	(372,272)	154,716	(230,164)	(174,327)	53,725	34,321

Total increase (decrease) in net assets	(226,276)	485,903	(170,541)	(23,323)	359,843	257,739

NET ASSETS:
Beginning of period	1,151,221	665,318	622,543	645,866	892,716	634,977

End of period	$924,945	$1,151,221	$452,002	$622,543	$1,252,559	$892,716

CHANGES IN UNITS OUTSTANDING:
Units issued	13,379	44,291	15,593	30,911	15,188	18,549
Units redeemed	(41,333)	(29,871)	(38,870)	(57,360)	(13,172)	(16,925)

Net increase (decrease)	(27,954)	14,420	(23,277)	(26,449)	2,016	1,624

The accompanying notes are an integral part of these financial statements.	(Continued)
VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2004 AND 2003

TOTAL VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT
2004	2003

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income	$269,338	$173,160
Net realized gain (loss)	415,970	(3,014,212)
Change in net realized appreciation
on investments	2,353,489	8,525,755

Increase in net assets resulting
from operations	3,038,797	5,684,703

CONTRACT TRANSACTIONS:
Purchase payments	6,330,529	6,720,298
Redemptions	(5,154,116)	(7,725,365)
Transfers, net	644,897	651,986
Contract maintenance charges	(6,853)	(8,625)
Adjustments to net assets allocated to contracts
in payout phase	9,319	(4,652)

Increase (decrease) in net assets resulting from
contract transactions	1,823,776	(366,358)

Total increase in net assets	4,862,573	5,318,345

NET ASSETS:
Beginning of period	36,536,280	31,217,935

End of period	$41,398,853	$36,536,280

CHANGES IN UNITS OUTSTANDING:
Units issued	1,877,651	4,356,195
Units redeemed	(1,715,988)	(4,406,547)

Net increase (decrease)	161,663	(50,352)

The accompanying notes are an integral part of these financial statements.		(Concluded)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1.	ORGANIZATION

The Variable Annuity-1 Series Account (the Series Account), a separate account of First Great-West Life & Annuity Insurance Company (the Company), was established under New York law. The Series Account commenced operations on January 15, 1997. The Series Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Series Account is a funding vehicle for both group and individual variable annuity contracts. The Series Account consists of numerous investment divisions with each investment division being treated as an individual separate account and investing all of its investible assets in the named underlying mutual fund.

Under applicable insurance law, the assets and liabilities of the Series Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Series Account's assets applicable to the reserves and other contract liabilities with respect to the Series Account is not chargeable with liabilities arising out of any other business the Company may conduct.

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of the significant accounting policies of the Series Account.

Security Transactions

Investments made in the underlying mutual funds are valued at the reported net asset values of such underlying mutual funds, which value their investment securities at fair value. Transactions are recorded on a trade date basis. Income from dividends, and gains from realized gain distributions, are recorded on the ex-distribution date.

Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

Contracts in the Payout Phase

Net assets allocated to contracts in the payout phase are computed according to the 2000 Individual Annuitant Mortality Table. The assumed investment return is 5 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company and recorded as surrenders reflected in the Statement of Changes in Net Assets.

Federal Income Taxes

The operations of the Series Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Series Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Series Account for federal income taxes. The Company will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Net Transfers

Net transfers include transfers between investment divisions of the Series Account as well as transfers between other investment options of the Company.

Investment Income Ratio

The Investment Income Ratio represents the dividends, excluding distributions of capital gains, received by the investment division from the underlying mutual fund divided by average net assets. The ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values and has been annualized for any investment division not having a full year of operations. The recognition of investment income by the investment division is affected by the timing of the declaration of dividends by the underlying fund in which the investment division invests.

3.	PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2004 were as follows:

	Purchases	Sales

AIM V.I. Core Equity Portfolio	$89,894	$424,208
AIM V.I. High Yield Portfolio	68,575	507,862
AIM V.I. Technology Portfolio	204,277	317,629
Alger American Growth Portfolio	76,577	403,481
Alger American Midcap Growth Portfolio	257,779	115,516
Alliance Bernstein VP Utility Income Portfolio	54,000	19,577
American Century VP Balanced Portfolio	417,393	324,462
American Century VP International Portfolio	726,224	711,919
American Century VP Value Portfolio	184,775	47,379
Baron Capital Asset Fund	701,696	906,904
Delaware GPF Premium Small Cap Value Series Portfolio	194,053	183,250

Dreyfus Midcap Stock Portfolio	122,824	69,968
Dreyfus VIF Appreciation Portfolio	338,936	123,361
Dreyfus VIF Developing Leaders Portfolio	37,576	10,143
Dreyfus VIF Growth & Income Portfolio	52,469	2,437
Federated American Leaders Fund II	389,095	328,435
Federated Fund for U.S. Government Securities II	853,605	800,184
Federated Utility Fund II	6,489	11,453
Gartmore Dreyfus GVIT Midcap Market II Fund	282,267	310,296
Janus Aspen Series Balanced Portfolio	395,113	62,668
Janus Aspen Series Flexible Income Portfolio	309,778	394,738
Janus Aspen Series Growth & Income Portfolio	368,089	40,087
Janus Aspen Series Growth Portfolio	136,733	464,852
Janus Aspen Series International Growth Portfolio	679,038	645,536
Janus Aspen Series Worldwide Growth Portfolio	80,878	271,950
Oppenheimer Global Securities Fund/VA	561,319	135,887
PIMCO VIT High Yield Portfolio	733,785	76,592
PIMCO VIT Low Duration Portfolio	920,000	76,891
Pioneer Fund VCT Portfolio	4,853	115,059
Pioneer Growth Opportunities VCT Portfolio	257,255	164,710
Pioneer Small Cap Value II VCT Portfolio	488,948	255,805
Prudential Series Fund Equity Class II Portfolio	235,597	10,289
Schwab MarketTrack Growth Portfolio II	94,710	150,651
Schwab Money Market Portfolio	9,335,224	8,265,084
Schwab S&P 500 Portfolio	1,508,294	1,573,569
Scudder SVL Capital Growth Portfolio	62,685	8,709
Scudder SVL Growth & Income Portfolio	70,172	42,772
Scudder VIT EAFE Equity Index Fund	166,112	94,742
Scudder VIT Small Cap Index Fund	180,071	556,604
Strong Multi Cap Value Fund II	163,471	398,129
Universal Institutional Fund U.S. Real Estate Portfolio	317,679	239,016

Total	$22,128,308	$19,662,804

4.	EXPENSES AND RELATED PARTY TRANSACTIONS

Contract Maintenance Charge

The Company deducts from each participant account a $25 annual maintenance charge on accounts under $50,000 as of each contract's anniversary date.

Transfer Fees

The Company charges $10 for each transfer between investment divisions in excess of 12 transfers in any calendar year.

Deductions for Premium Taxes

The Company deducts from each contribution in the Series Account any applicable state Premium Tax or retaliatory tax, which currently range from 0% to 3.5%.

Deductions for Assumption of Mortality and Expense Risks

The Company deducts an amount, computed daily, from the net asset value of the Series Account investments, equal to an annual rate of 0.85%. This charge compensates the Company for its assumption of certain mortality, death benefit, and expense risks.

If the above charges prove insufficient to cover actual costs and assumed risks, the loss will be borne by the Company; conversely, if the amounts deducted prove more than sufficient, the excess will be a profit to the Company.

5.	ACCUMULATION UNIT VALUES

A summary of accumulation units outstanding for variable annuity contracts, the range of the lowest to highest expense ratio, excluding expenses of the underlying funds, the related total return and the related accumulation unit fair values for the five years ended December 31, 2004 is included on the following pages.

The Expense Ratios represent the annualized contract expenses of the Series Account, consisting of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

The Total Return amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period shown and, accordingly, is not annualized.

VARIABLE ANNUITY-1 SELECT SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

	At December 31			For the year ended December 31
	Units	Unit Fair	Net Assets

	(000s)	Value	(000s)	Expense Ratio	Total Return

AIM V.I. CORE EQUITY PORTFOLIO
2004	99	$14.55	$1,437	0.85%	3.36%
2003	124	$13.91	$1,727	0.85%	21.56%
2002	134	$11.44	$1,555	0.85%	(19.83)%
2001	156	$14.27	$2,239	0.85%	(9.76)%
2000	139	$15.81	$2,218	0.85%	4.01%
AIM V.I. HIGH YIELD PORTFOLIO
2004	26	$13.02	$336	0.85%	9.94%
2003	72	$10.84	$794	0.85%	23.98%
2002	57	$8.75	$526	0.85%	(2.13)%
2001	65	$8.94	$611	0.85%	(15.68)%
2000	91	$10.60	$990	0.85%	(12.40)%
AIM V.I. TECHNOLOGY PORTFOLIO
2004	181	$2.37	$429	0.85%	3.75%
2003	233	$2.28	$533	0.85%	44.07%
2002	238	$1.58	$377	0.85%	(47.51)%
2001	280	$3.01	$840	0.85%	(46.33)%
2000	234	$5.60	$1,310	0.85%	(44.00)%
ALGER AMERICAN GROWTH PORTFOLIO
2004	116	$15.24	$1,771	0.85%	4.61%
2003	138	$14.57	$2,005	0.85%	34.02%
2002	161	$10.87	$1,753	0.85%	(33.56)%
2001	194	$16.36	$3,173	0.85%	(12.59)%
2000	230	$18.72	$4,312	0.85%	(15.49)%
ALGER AMERICAN MIDCAP GROWTH PORTFOLIO
2004	18	$13.14	$231	0.85%	12.09%
2003	6	$11.73	$72	0.85%	17.26%
ALLIANCE BERNSTEIN VP UTILITY INCOME PORTFOLIO
2004	9	$13.11	$121	0.85%	23.28%

2003	6	$10.64	$67	0.85%	6.37%
AMERICAN CENTURY VP BALANCED PORTFOLIO
2004	26	$11.54	$304	0.85%	8.85%
2003	18	$10.60	$188	0.85%	5.97%
AMERICAN CENTURY VP INTERNATIONAL PORTFOLIO
2004	71	$12.81	$907	0.85%	13.95%
2003	67	$11.25	$754	0.85%	23.46%
2002	34	$9.11	$309	0.85%	(21.06)%
2001	27	$11.54	$314	0.85%	(29.82)%
2000	52	$16.44	$853	0.85%	(17.51)%

					(Continued)
AMERICAN CENTURY VP VALUE PORTFOLIO
2004	24	$12.82	$305	0.85%	13.37%
2003	12	$11.30	$141	0.85%	13.05%
BARON CAPITAL ASSET FUND
2004	93	$16.80	$1,557	0.85%	24.58%
2003	106	$13.48	$1,430	0.85%	28.92%
2002	110	$10.46	$1,148	0.85%	(14.89)%
2001	76	$12.29	$934	0.85%	11.35%
2000	56	$11.04	$620	0.85%	(3.41)%
DELAWARE GPF PREMIUM SMALL CAP VALUE SERIES PORTFOLIO
2004	18	$14.33	$262	0.85%	20.46%
2003	18	$11.89	$215	0.85%	18.93%
DREYFUS MIDCAP STOCK PORTFOLIO
2004	21	$12.96	$272	0.85%	13.51%
2003	17	$11.42	$195	0.85%	14.20%
DREYFUS VIF APPRECIATION PORTFOLIO
2004	121	$9.38	$1,132	0.85%	4.16%
2003	98	$9.00	$879	0.85%	20.15%
2002	99	$7.49	$741	0.85%	(17.42)%
2001	56	$9.07	$510	0.85%	(10.08)%

2000	47	$10.09	$479	0.85%	(1.46)%
DREYFUS VIF DEVELOPING LEADERS PORTFOLIO
2004	4	$12.84	$57	0.85%	10.40%
2003	2	$11.63	$27	0.85%	16.28%
DREYFUS VIF GROWTH & INCOME PORTFOLIO
2004	21	$9.44	$194	0.85%	6.56%
2003	15	$8.86	$133	0.85%	25.51%
2002	53	$7.06	$373	0.85%	(26.00)%
2001	67	$9.54	$639	0.85%	(6.68)%
2000	51	$10.22	$520	0.85%	(4.58)%
FEDERATED AMERICAN LEADERS FUND II
2004	144	$15.40	$2,216	0.85%	8.85%
2003	143	$13.89	$2,005	0.85%	26.62%
2002	161	$10.97	$1,810	0.85%	(20.91)%
2001	112	$13.87	$1,602	0.85%	(5.06)%
2000	90	$14.61	$1,352	0.85%	1.53%

					(Continued)
FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II
2004	165	$14.74	$2,438	0.85%	2.73%
2003	169	$14.34	$2,430	0.85%	1.50%
2002	173	$14.13	$2,447	0.85%	8.11%
2001	151	$13.07	$1,977	0.85%	6.09%
2000	93	$12.32	$1,141	0.85%	10.10%
FEDERATED UTILITY FUND II
2004	4	$10.42	$39	0.85%	9.00%
2003	4	$9.56	$43	0.85%	19.65%
2002	3	$7.99	$23	0.85%	(24.62)%
2001	4	$10.60	$44	0.85%	(14.46)%
2000	5	$12.39	$66	0.85%	(9.69)%
GARTMORE DREYFUS GVIT MIDCAP MARKET II FUND
2004	23	$13.37	$302	0.85%	14.53%

2003	25	$11.67	$289	0.85%	16.72%
JANUS ASPEN SERIES BALANCED PORTFOLIO
2004	43	$11.21	$479	0.85%	7.61%
2003	12	$10.42	$127	0.85%	4.21%
JANUS ASPEN SERIES FLEXIBLE INCOME PORTFOLIO
2004	139	$13.35	$1,852	0.85%	3.09%
2003	153	$12.95	$1,984	0.85%	5.49%
2002	182	$12.27	$2,230	0.85%	9.55%
2001	110	$11.20	$1,229	0.85%	6.81%
2000	36	$10.49	$382	0.85%	5.32%
JANUS ASPEN SERIES GROWTH & INCOME PORTFOLIO
2004	38	$12.17	$463	0.85%	10.99%
2003	8	$10.97	$83	0.85%	9.65%
JANUS ASPEN SERIES GROWTH PORTFOLIO
2004	92	$13.44	$1,237	0.85%	3.63%
2003	118	$12.96	$1,524	0.85%	30.62%
2002	141	$9.93	$1,396	0.85%	(27.09)%
2001	195	$13.62	$2,658	0.85%	(25.40)%
2000	255	$18.26	$4,657	0.85%	(15.27)%
JANUS ASPEN SERIES INTERNATIONAL GROWTH PORTFOLIO
2004	25	$12.58	$318	0.85%	17.95%
2003	23	$10.67	$243	0.85%	33.78%
2002	42	$7.98	$333	0.85%	(26.18)%
2001	64	$10.81	$697	0.85%	(23.93)%
2000	72	$14.21	$1,016	0.85%	(16.61)%

					(Continued)
JANUS ASPEN SERIES WORLDWIDE GROWTH PORTFOLIO
2004	119	$13.57	$1,618	0.85%	3.89%
2003	134	$13.06	$1,746	0.85%	22.95%
2002	168	$10.62	$1,782	0.85%	(26.15)%

2001	198	$14.38	$2,841	0.85%	(23.13)%
2000	284	$18.71	$5,316	0.85%	(16.36)%
OPPENHEIMER GLOBAL SECURITIES FUND/VA
2004	71	$14.68	$1,040	0.85%	18.16%
2003	37	$12.42	$454	0.85%	24.21%
PIMCO VIT HIGH YIELD PORTFOLIO
2004	67	$11.51	$767	0.85%	8.62%
2003	8	$10.59	$85	0.85%	5.94%
PIMCO VIT LOW DURATION PORTFOLIO
2004	139	$10.02	$1,394	0.85%	0.99%
2003	55	$9.92	$549	0.85%	(0.77)%
PIONEER FUND VCT PORTFOLIO
2004	8	$11.59	$98	0.85%	6.78%
2003	18	$10.85	$200	0.85%	23.73%
2002	32	$8.77	$279	0.85%	(26.55)%
2001	37	$11.94	$440	0.85%	(10.17)%
2000	55	$13.29	$733	0.85%	(11.52)%
PIONEER GROWTH OPPORTUNITIES VCT PORTFOLIO
2004	47	$13.36	$627	0.85%	21.29%
2003	39	$11.01	$430	0.85%	41.74%
2002	33	$7.77	$259	0.85%	(38.19)%
2001	27	$12.57	$342	0.85%	18.16%
2000	17	$10.64	$183	0.85%	(6.99)%
PIONEER SMALL CAP VALUE II VCT PORTFOLIO
2004	33	$14.57	$476	0.85%	21.28%
2003	15	$12.01	$183	0.85%	20.11%
PRUDENTIAL SERIES FUND EQUITY CLASS II PORTFOLIO
2004	26	$9.53	$248	0.85%	8.59%
2003	1	$8.78	$11	0.85%	30.00%
2002	1	$6.75	$7	0.85%	(23.30)%
2001	1	$8.80	$7	0.85%	(12.40)%
2000	18	$10.05	$179	0.85%	2.03%

					(Continued)
SCHWAB MARKETTRACK GROWTH PORTFOLIO II
2004	95	$15.20	$1,445	0.85%	10.63%
2003	100	$13.74	$1,368	0.85%	25.90%
2002	98	$10.91	$1,073	0.85%	(16.14)%
2001	48	$13.01	$625	0.85%	(9.19)%
2000	54	$14.33	$775	0.85%	(5.60)%
SCHWAB MONEY MARKET PORTFOLIO
2004	484	$12.05	$5,829	0.85%	0.05%
2003	419	$12.04	$5,045	0.85%	(0.13)%
2002	508	$12.06	$6,125	0.85%	0.50%
2001	1,093	$12.00	$13,120	0.85%	2.83%
2000	810	$11.67	$9,452	0.85%	5.04%
SCHWAB S&P 500 PORTFOLIO
2004	383	$14.74	$5,645	0.85%	9.60%
2003	389	$13.45	$5,231	0.85%	27.14%
2002	349	$10.58	$3,687	0.85%	(23.05)%
2001	278	$13.75	$3,825	0.85%	(12.92)%
2000	256	$15.79	$4,039	0.85%	(10.13)%
SCUDDER SVL CAPITAL GROWTH PORTFOLIO
2004	22	$8.55	$192	0.85%	7.07%
2003	16	$7.98	$125	0.85%	25.82%
2002	14	$6.34	$89	0.85%	(29.79)%
2001	17	$9.03	$155	0.85%	(20.08)%
2000	14	$11.30	$161	0.85%	(10.60)%
SCUDDER SVL GROWTH & INCOME PORTFOLIO
2004	38	$8.36	$315	0.85%	9.23%
2003	34	$7.66	$260	0.85%	25.67%
2002	11	$6.09	$66	0.85%	(23.78)%
2001	16	$7.99	$129	0.85%	(12.07)%
2000	10	$9.09	$93	0.85%	(2.88)%
SCUDDER VIT EAFE EQUITY INDEX FUND
2004	46	$8.99	$417	0.85%	18.06%

2003	38	$7.61	$293	0.85%	32.23%
2002	42	$5.76	$242	0.85%	(22.16)%
2001	12	$7.40	$92	0.85%	(25.36)%
2000	7	$9.92	$66	0.85%	(17.33)%

					(Continued)
SCUDDER VIT SMALL CAP INDEX FUND
2004	62	$15.00	$925	0.85%	16.76%
2003	90	$12.85	$1,151	0.85%	45.19%
2002	75	$8.85	$665	0.85%	(21.26)%
2001	53	$11.24	$591	0.85%	1.27%
2000	4	$11.10	$47	0.85%	(4.72)%
STRONG MULTI CAP VALUE FUND II
2004	39	$11.55	$452	0.85%	15.78%
2003	62	$9.97	$623	0.85%	37.23%
2002	89	$7.27	$646	0.85%	(23.79)%
2001	83	$9.54	$791	0.85%	3.24%
2000	27	$9.24	$253	0.85%	6.94%
UNIVERSAL INSTITUTIONAL FUND U.S. REAL ESTATE PORTFOLIO
2004	56	$22.42	$1,253	0.85%	35.24%
2003	54	$16.58	$893	0.85%	36.35%
2002	52	$12.16	$635	0.85%	(1.62)%
2001	27	$12.36	$329	0.85%	10.14%
2000	16	$11.22	$180	0.85%	25.50%

					(Concluded)

CANADA LIFE INSURANCE COMPANY OF NEW YORK

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Balance Sheets at December 31, 2004 and 2003

Statements of Income, Stockholder’s Equity and Cash Flows for the Year Ended December 31, 2004 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholder of

Canada Life Insurance Company of New York:

We have audited the accompanying balance sheets of Canada Life Insurance Company of New York as of December 31, 2004 and 2003, and the related statements of income, stockholder’s equity and cash flows for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Canada Life Insurance Company of New York as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Denver, Colorado

February 25, 2005

CANADA LIFE INSURANCE COMPANY OF NEW YORK

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(Dollars in Thousands, Except Share Amounts)

	December 31,
	2004	2003
ASSETS

INVESTMENTS:
Fixed maturities, available-for-sale, at fair value
(amortized cost $184,187 and $177,750)	$188,761	$178,467
Equity investments, at fair value (cost $50 and $8,126)	50	9,711
Mortgage loans on real estate (net of allowances
of $850 and $0)	79,628	101,549
Policy loans	13,145	13,184
Short-term investments, available-for-sale (cost
approximates fair value)	15,142	4,790
Total Investments	296,726	307,701

OTHER ASSETS:
Cash		1,267
Reinsurance receivable:
Related party	33,396	40,191
Other	7,423	11,216
Investment income due and accrued	2,784	3,008
Premiums in course of collection	1,070	1,423
Deferred income taxes	10,010	8,477
Securities pledged to creditors		16,251
Other assets	759	1,849
SEPARATE ACCOUNT ASSETS	10,113	10,666

TOTAL ASSETS	$362,281	$402,049

3

See notes to financial statements.

4

CANADA LIFE INSURANCE COMPANY OF NEW YORK

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(Dollars in Thousands, Except Share Amounts)

	December 31,
	2004	2003
LIABILITIES AND STOCKHOLDER’S EQUITY

POLICY BENEFIT LIABILITIES:
Policy reserves	$306,177	$335,101
Policy and contract claims	943	629
Policyholders’ funds	2,289	2,407
Provision for policyholders’ dividends	1,600	2,800
Undistributed earnings on participating business	2,535
GENERAL LIABILITIES:
Due to Great-West Life & Annuity Insurance Company and affiliates	238	21
Payable under securities lending agreements		16,786
Other liabilities	5,690	4,282
SEPARATE ACCOUNT LIABILITIES	10,113	10,666
Total Liabilities	329,585	372,692

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY:
Common stock, $10 par value; 100,000 shares
authorized; 100,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	26,750	26,750
Accumulated other comprehensive income	432	1,490
Retained earnings	4,514	117
Total Stockholder’s Equity	32,696	29,357

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$362,281	$402,049

5

See notes to financial statements.

6

CANADA LIFE INSURANCE COMPANY OF NEW YORK

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2004

(In Thousands)

Year Ended December 31, 2004
REVENUES:
Premiums:
Related party (net of premiums ceded totaling $7,746)	$(7,746)
Other (net of premiums ceded totaling $4,289)	16,523
Fee income	170
Net investment income	15,249
Net realized gains on investments	5,087
Total revenues	29,283

BENEFITS AND EXPENSES:
Life and other policy benefits (net of reinsurance recoveries totaling $1,673)	24,520
Increase (decrease) in reserves:
Related party	828
Other	(9,996)
Interest paid or credited to contractholders	2,822
Dividends to policyholders	477
Total benefits	18,651

Commissions	711
Operating expenses	2,834
Premium taxes	320
Total benefits and expenses	22,516

INCOME BEFORE INCOME TAXES	6,767

PROVISION FOR INCOME TAXES:
Current	5,122
Deferred	(2,752)
Total income taxes	2,370

NET INCOME	$4,397

7

See notes to financial statements.

8

CANADA LIFE INSURANCE COMPANY OF NEW YORK

STATEMENT OF STOCKHOLDER’S EQUITY

YEAR ENDED DECEMBER 31, 2004

(In Thousands)

		Additional	Accumulated Other
	Common	Paid-in	Comprehensive	Retained
	Stock	Capital	Income (Loss)	Earnings	Total
BALANCES, JANUARY 1, 2004	$1,000	$26,750	$1,490	$117	$29,357
Net income				4,397	4,397
Other comprehensive loss			(1,058)		(1,058)
Total comprehensive income					3,339
BALANCES, DECEMBER 31, 2004	$1,000	$26,750	$432	$4,514	$32,696

9

See notes to financial statements.

10

CANADA LIFE INSURANCE COMPANY OF NEW YORK

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

(In Thousands)

Year Ended
December 31,2004
OPERATING ACTIVITIES:
Net income	$4,397
Adjustments to reconcile net income to net
cash used in operating activities:
Amortization of investments	7,247
Net realized gains on sale of investments	(5,087)
Depreciation and amortization	574
Deferred income taxes	(2,752)
Changes in assets and liabilities:
Accrued interest and policyholder receivables	577
Policy benefit liabilities	(23,620)
Reinsurance receivable	10,588
Other, net	2,034
Net cash used in operating activities	(6,042)

INVESTING ACTIVITIES:
Proceeds from sales, maturities and
redemptions of investments:
Fixed maturities available-for-sale	53,051
Mortgage loans on real estate	17,940
Equity investments	13,131
Purchases of investments:
Fixed maturities available-for-sale	(70,414)
Mortgage loans on real estate	(2,656)
Net cash provided by investing activities	11,052

FINANCING ACTIVITIES:
Contract deposits, net of withdrawals	(4,951)
Change in bank overdrafts	(1,543)
Change in due to Great-West Life & Annuity Insurance Company and affiliates	217
Net cash used in financing activities	(6,277)

NET DECREASE IN CASH	(1,267)

CASH, BEGINNING OF YEAR	1,267

11

CASH, END OF YEAR	$0

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for income taxes	$3,121

See notes to financial statements.

12

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

(In Thousands Except Share Amounts)

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Canada Life Insurance Company of New York (the “Company”) is a direct wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (“GWLA”), an insurance company domiciled in the State of Colorado. GWLA is a direct wholly-owned subsidiary of GWL&A Financial Inc, (“GWL&A Financial”), a holding company formed in 1998. GWL&A Financial is an indirect wholly-owned subsidiary of Great-West Lifeco, Inc. (“Lifeco”). The Company is incorporated as a stock life insurance company in the State of New York. The Company is authorized to engage in the sale of life insurance and annuity products, including whole life, group life, universal life, individual payout and savings annuities and individual variable annuities.

Basis of presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are required to account for policy reserves, allowances for credit losses, and valuation of privately placed fixed maturities. Actual results could differ from those estimates.

As discussed in Note 2, Lifeco acquired Canada Life Financial Corporation (“Canada Life”) on July 10, 2003. On December 31, 2003, Canada Life sold the Company to GWLA. The balance sheets at December 31, 2004 and 2003 reflect Lifeco’s purchase accounting basis in the Company plus the effects of subsequent activities.

Investments - Investments are reported as follows:

1.

The Company has classified its fixed maturity investments as available for sale and carries them at fair value with the net unrealized gains and losses (net of deferred taxes) reported as accumulated other comprehensive income in stockholder’s equity. Net unrealized gains and losses related to participating contract policies are recorded as undistributed earnings on participating business.

Premiums and discounts are recognized as a component of net investment income using the effective interest method. Realized gains and losses and declines in value determined to be other-than-temporary are included in net realized gains (losses) on investments.

2.

Mortgage loans on real estate are carried at their unpaid balances adjusted for any unamortized premiums or discounts and any allowances for uncollectible accounts. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to net investment income using the effective interest method. Accrual of interest is discontinued on any impaired loans where collection of interest is doubtful.

13

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

The Company maintains an allowance for credit losses at a level that, in management’s opinion, is sufficient to absorb credit losses on its impaired loans. Management’s judgment is based upon past loss experience, current and projected economic conditions and extensive situational analysis of each individual loan. The measurement of impaired loans is based on the fair value of the collateral.

3.

Equity investments are carried at fair value with net unrealized gains and losses (net of deferred taxes) reported as accumulated other comprehensive income (loss) in stockholder’s equity. The Company classifies its equity investments as available-for-sale.

4.	Policy loans are carried at their unpaid balances.

5.	Short-term investments include securities purchased with initial maturities of one year or less and are carried at fair value. The Company considers short-term investments to be available-for-sale.

6.	Gains and losses realized on disposal of investments are determined on a specific identification basis.

14

Cash - Cash includes only amounts in demand deposit accounts.

Bank overdrafts - The Company’s cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not yet presented to banks for payment frequently result in overdraft balances for accounting purposes and are included in other liabilities in the balance sheets.

Separate accounts - Separate account assets and related liabilities are carried at fair value. The Company’s separate accounts invest in shares of non-affiliated mutual funds and government and corporate bonds. All separate accounts are non-guaranteed separate accounts and include unit investment trusts or series accounts that invest in diversified open-end management companies. The investments in shares are valued at the closing net asset value as determined by the appropriate fund / portfolio at the end of each day. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contract holders and, therefore, are not included in the Company’s statements of income. Revenues to the Company from the separate accounts consist of contract maintenance fees, administrative fees and mortality and expense risk charges.

Life insurance and annuity reserves - Life insurance and annuity policy reserves with life contingencies in the amount of $275,814 and $298,837 at December 31, 2004 and 2003, respectively, are computed on the basis of estimated mortality, investment yield, withdrawals, future maintenance and settlement expenses and retrospective experience rating premium refunds. Annuity contract reserves without life contingencies in the amount of $29,811 and $36,264 at December 31, 2004 and 2003, respectively, are established at the contract holder’s account value.

Reinsurance - Policy reserves and policy and contract claims ceded to other insurance companies are carried as reinsurance receivable on the balance sheet. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies (See Note 4).

Policy and contract claims - Policy and contract claims include provisions for reported life and health claims in the process of settlement. They are valued in accordance with the terms of the related policies and contracts, as well as provisions for claims incurred and unreported, based primarily on prior experience of the Company.

Participating fund account - Participating life and annuity policy reserves are $105,377 and $114,100 at December 31, 2004 and 2003, respectively. Participating business approximates 53.5% and 31.9% of the Company’s ordinary life insurance for the years ended December 31, 2004 and 2003, respectively.

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

The amount of dividends to be paid from undistributed earnings on participating business is determined annually by the Board of Directors. Earnings allocated to participating policyholders are consistent with established Company practice.

Derivative Financial Instruments - All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. Accounting for the ongoing changes in fair value of a derivative depends on the intended use of the derivative and its designation as determined when the derivative contract is entered into. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in accumulated other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Changes in the fair value of derivatives not qualifying for hedge accounting and the effective portion of cash flow hedges are recognized in net investment income in the period of change.

Recognition of premium and fee income and benefits and expenses - Life insurance premiums are recognized when due. Annuity premiums with life contingencies are recognized as received. Accident and health premiums are earned on a monthly pro rata basis. Revenues for annuity and other contracts without significant life contingencies consist of contract charges for the cost of insurance, contract administration and surrender fees that have been assessed against the contract account balance during the period and are recognized when earned. Fee income is derived primarily from contracts for claim processing or other administrative services related to uninsured business and from assets under management. Fees from assets under management, which consist of contract maintenance fees, administration fees and mortality and expense risk charges, are recognized when due. Benefits and expenses on policies with life contingencies are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for future policy benefit reserves. The average crediting rate on annuity products was approximately 3.3% in 2004.

Regulatory requirements – In accordance with the requirements of the State of New York, the Company must demonstrate adequate capital. At December 31, 2004, the Company was in compliance with the requirement (See Note 10).

The Company is also required to maintain an investment deposit in the amount of $250 in cash or investment certificates with the New York Insurance Commissioner for the protection of policyholders in the event it is unable to satisfactorily meet its contractual obligations. A United States Treasury obligation, whose cost

16

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

approximates market value, was designated to meet this requirement at December 31, 2004.

Income taxes - Income taxes are recorded using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized.

Application of recent accounting pronouncements - In July 2003, the Accounting Standards Executive Committee (the “AcSEC”) of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-01, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”). AcSEC developed SOP 03-1 to address the evolution of product designs since the issuance of Statement of Financial Accounting Standards No. 60, "Accounting and Reporting by Insurance Enterprises," and Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 03-1 provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits, such as guaranteed minimum death benefits, and for products with annuitization benefits such as guaranteed minimum income benefits. In addition, SOP 03-1 addresses certain issues related to the presentation and reporting of separate accounts, as well as rules concerning the capitalization and amortization of sales inducements. SOP 03-1 was effective on January 1, 2004. The adoption of SOP 03-1 did not have a material effect on the Company’s financial position or results of operations.

In January 2004, FASB issued Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 provides guidance on the disclosure requirements, which were effective as of December 31, 2003, for other-than-temporary impairments of debt and marketable equity investments that are accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). EITF 03-1 also included guidance on the measurement and recognition of other-than-temporary impairments of certain investments, which was originally going to be effective during the quarter ended September 30, 2004. However, in response to various concerns raised by financial statement preparers and others, the measurement and recognition provisions of EITF 03-1 were delayed. The staff of the Financial Accounting

17

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

Standards Board (“FASB”) is currently evaluating the guidance EITF 03-1 in the context of developing implementation guidance for its measurement and recognition provisions. The Company is continuing to evaluate potential other than temporary impairments under SFAS 115 and SEC Staff Accounting Bulletin Topic 5-M, “Other Than Temporary Impairment Of Certain Investments In Debt and Equity Securities.” Due to the current uncertainty as to the implementation guidance for EITF 03-1 by the FASB staff, the Company is unable to evaluate the impact EITF 03-1 will ultimately have on its financial position or results of operations.

2.	RELATED PARTY TRANSACTIONS

On July 10, 2003, Lifeco completed its acquisition of Canada Life. Canada Life is a Canadian based holding company that is the owner of insurance companies with businesses principally in Canada, the United Kingdom, the United States and Ireland. On December 31, 2003 Canada Life sold the Company to GWLA for cash in the amount of $28,500. This acquisition has been accounted for as a “reorganization of a business under common control” and, accordingly the assets and liabilities of the Company were recorded at Lifeco’s cost basis. Since the date of its acquisition by Lifeco, the Company’s insurance and annuity businesses have been managed by GWLA whereby it provides certain corporate administrative and investment management services for which it receives a fee. During the year ended December 31, 2004, $1,350 was paid to GWLA for these services.

The Company and GWLA have an agreement whereby GWLA has committed to provide certain financial support related to maintaining adequate regulatory surplus and liquidity.

3.	SUMMARY OF INVESTMENTS

The following table summarizes fixed maturities and equity securities available-for-sale at December 31, 2004:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair	Carrying
Fixed Maturities:	Cost	Gains	Losses	Value	Value
U.S. Government
and agencies
direct obligations	$61,447	$1,976	$1,079	$62,344	$62,344

18

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

Obligations of U.S.
states and their
subdivisions	2,009		120		16	2,113	2,113
Corporate debt
securities	105,179		4,226		759	108,646	108,646
Mortgage-backed
and asset-backed
securities	15,552		348		254	15,646	15,646
Derivative financial instruments			12			12	12
Total fixed maturities	$184,187		$6,682		$2,108	$188,761	$188,761

Equity investments	$50	$		$		$50	$50

19

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

The following table summarizes fixed maturities and equity securities available-for-sale at December 31, 2003:

			Gross		Gross		Estimated
		Amortized	Unrealized		Unrealized		Fair		Carrying
Fixed Maturities:		Cost	Gains		Losses		Value		Value
U.S. Government	$		$	$		$		$
and agencies
direct obligations		51,544	1,474		2,923		50,095		50,095
Obligations of U.S.
states and their
subdivisions		3,565	302		38		3,829		3,829
Foreign government		654			10		644		644
Corporate debt
securities		118,404	4,300		2,724		119,980		119,980
Mortgage-backed
and asset-backed
securities		3,583	492		156		3,919		3,919
Total fixed maturities		$177,750	$6,568		$5,851		$178,467		$178,467

Equity investments		$8,126	$1,914		$329		$9,711		$9,711

See Note 7 for additional information on policies regarding estimated fair value of fixed maturities.

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2004 and 2003, by contracted maturity, are shown below. Actual maturities will likely differ from these projections because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

December 31, 2004		December 31, 2003
Amortized	Estimated	Amortized	Estimated
Cost	Fair Value	Cost	Fair Value

20

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

21

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

Due in one year or less	$5,290	$5,768	$7,740	$7,698
Due after one year
through five years	47,546	47,614	46,682	47,037
Due after five years
through ten years	32,024	33,056	34,919	35,738
Due after ten years	79,390	82,125	79,612	78,877
Mortgage-backed and asset-
backed securities	19,937	20,198	8,797	9,117
	$184,187	$188,761	$177,750	$178,467

Mortgage-backed and asset-backed securities include collateralized mortgage obligations that consist primarily of sequential and planned amortization classes with final stated maturities of two to thirty years and expected average lives of less than one to fifteen years. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments.

21

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

The following table summarizes information regarding the sale of fixed maturities for the year ended December 31, 2004:

Year Ended
December 31, 2004
Proceeds from sale	$30,851
Gross realized gains from sale	1,346
Gross realized losses from sale	(74)

The Company makes limited use of derivative financial instruments to manage interest rate, market, credit and foreign exchange risk. Derivatives are not used for speculative purposes.

The Company controls the credit risk of its derivative contracts through credit approvals, limits and monitoring procedures. Risk of loss is generally limited to the fair value of derivative instruments and not to the notional or contractual amounts of the derivatives. As the Company generally enters into derivative transactions only with high quality institutions, no losses associated with non-performance of derivative financial instruments have occurred or are expected to occur.

The Company occasionally purchases a financial instrument that contains a derivative instrument that is

“embedded” in the financial instrument. Upon purchasing the instrument, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e. the host contract) and whether a separate instrument with the same terms as the embedded instrument could meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value.

Although the above-mentioned derivatives are effective hedges from an economic standpoint, they do not meet the requirements for hedge accounting treatment under SFAS No. 133, as amended. As such, periodic changes in the market value of these instruments flow directly into net income. In 2004, increases to net investment income of $591 were recognized from market value changes of derivatives not receiving hedge accounting treatment.

The following tables summarize derivative financial instruments at December 31, 2004 and 2003:

22

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

	Notional
December 31, 2004 and 2003	Amount	Strike / Swap Rate	Maturity
Credit default swaps	$6,000	0.535%	April 2007

The following table summarizes information with respect to impaired mortgage loans at December 31, 2004 and 2003:

	December 31,
	2004	2003
Loans, net of allowance for credit losses of $0 and $0	$284	$0
Average balance of impaired loans during the year	57	0
Interest income recognized while impaired	(2)	0
Interest income received and recorded using the cash basis method of recognition while impaired	0	0

23

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

The following table summarizes the activity in the allowance for mortgage loan credit losses for the year ended December 31, 2004:

December 31, 2004
Balance, beginning of year	$0
Provisions (credits)	850
Charge-offs	0
Recoveries	0
Balance, end of year	$850

The Company participates in a securities lending program whereby securities, which are included in invested assets, are loaned to third parties. Securities with a cost or amortized cost of $0 and $15,167 and an estimated fair value of $0 and $16,251 were on loan under the program at December 31, 2004 and 2003, respectively. The Company was liable for collateral under its control of $0 and $16,786 at December 31, 2004 and 2003, respectively.

Impairment of Fixed Maturities. The Company classifies all of its fixed maturities as available-for-sale and marks them to market through other comprehensive income. All securities with gross unrealized losses at the balance sheet date are subjected to the Company’s process for identifying other-than-temporary impairments.

The Company writes down to fair value securities that it deems to be other-than-temporarily impaired in the period the securities are deemed to be so impaired. The Company records writedowns as investment losses and adjusts the cost basis of the fixed maturities accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

The assessment of whether an other-than-temporary impairment has occurred is based on management’s case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described below, about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential.

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:

•	Fair value is significantly below cost.

24

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

• The decline in fair value is attributable to specific adverse conditions affecting a particular instrument, its issuer, an industry or a geographic area.
• The decline in fair value has existed for an extended period of time.
• A debt security has been downgraded by a rating agency.
• The financial condition of the issuer has deteriorated.
• Dividends have been reduced/eliminated or scheduled interest payments have not been made.

While all available information is taken into account, it is difficult to predict the ultimate recoverable amount of a distressed or impaired security.

The Company’s portfolio of fixed maturities fluctuates in value based on interest rates in financial markets and other economic factors. These fluctuations caused by market rate changes have little bearing on whether or not the investment will be ultimately recoverable. Therefore, the Company considers these declines in value as temporary even in periods exceeding one year.

The following table summarizes unrealized investment losses by class of investment at December 31, 2004. The Company considers these investments to be only temporarily impaired.

	Less than twelve months		Twelve months or longer		Total
Fixed Maturities:	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. Government and agencies direct obligations	$7,337	$177	$27,572	$902	$34,909	$1,079
Obligations of U.S. states and their subdivisions			196	16	196	16
Corporate debt securities	17,004	199	25,260	560	42,264	759
Mortgage-backed and asset-backed securities	223	177	1,701	77	1,924	254
Total fixed maturities	$24,564	$553	$54,729	$1,555	$79,293	$2,108

25

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

The following table summarizes unrealized investment losses by class of investment at December 31, 2003. The Company considers these investments to be only temporarily impaired.

	Less than twelve months		Twelve months or longer		Total
Fixed Maturities:	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss	Estimated Fair Value	Unrealized Loss
U.S. Government and agencies direct obligations	$37,393	$2,923	$	$	$37,393	$2,923
Obligations of U.S. states and their subdivisions	1,334	38			1,334	38
Foreign government	643	10			643	10
Corporate debt securities	70,610	2,724			70,610	2,724
Mortgage-backed and asset-backed securities	2,266	156			2,266	156
Total fixed maturities	$112,246	$5,851	$	$	$112,246	$5,851

The Company’s gross unrealized loss related to fixed maturities was $2,108 and $5,851 for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004, the Company has no information available to cause it to believe that any of these investments are other-than-temporarily impaired.

26

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

4.	ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the carrying amount and estimated fair value of the Company’s financial instruments at December 31, 2004 and 2003:

	December 31,
	2004		2003
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
ASSETS:
Fixed maturities and
short-term investments	$203,903	$203,903	$183,257	$183,257
Mortgage loans on real
estate	79,628	79,628	101,549	101,549
Policy loans	13,145	13,145	13,184	13,184
Equity investments	50	50	9,711	9,711
Reinsurance receivables	40,819	40,819	51,407	51,407

LIABILITIES:
Annuity contract reserves
without life contingencies	29,811	30,166	36,264	35,848
Policyholders’ funds	2,289	2,289	2,407	2,407

The estimated fair values of financial instruments have been determined using available information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The estimated fair value of fixed maturities and equity investments that are publicly traded are obtained from an independent pricing service. To determine fair value for fixed maturities and equity investments not actively traded, the Company utilizes discounted cash flows calculated at current market rates on investments of similar quality and term.

27

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

Fair values of derivatives in the amounts of ($13) and ($6) at December 31, 2004 and 2003, respectively, consist principally of credit default swaps and interest rate futures, and are included in fixed maturities.

Mortgage loan fair value estimates generally are based on discounted cash flows. A discount rate “matrix” is incorporated whereby the discount rate used in valuing a specific mortgage generally corresponds to that mortgage’s remaining term and credit quality. The rates selected for inclusion in the discount rate “matrix” reflect rates that the Company would quote if placing loans representative in size and quality to those currently in the portfolio.

Policy loans accrue interest generally at variable rates with no fixed maturity dates and therefore, estimated fair value approximates carrying value.

The estimated fair value of annuity contract reserves without life contingencies is estimated by discounting the cash flows to maturity of the contracts utilizing current crediting rates for similar products.

The estimated fair value of policyholders’ funds is the same as the carrying amount as the Company can change the crediting rates with 30 days notice.

28

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

5.	ALLOWANCES ON POLICYHOLDER RECEIVABLES

Amounts receivable for premiums in the course of collection are generally uncollateralized. The Company maintains an allowance for credit losses at a level that, in management’s opinion, is sufficient to absorb credit losses on amounts receivable and premiums in course of collection. Management’s judgment is based on past loss experience and current and projected economic conditions. There is no allowance recorded at either December 31, 2004 or 2003.

6.	REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and co-insurance contracts. The Company retains a maximum liability of $150 of coverage per individual life.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2004 and 2003, the reinsurance receivables had carrying values of $40,819 and $51,407, respectively.

The following table summarizes life insurance in force and life and accident/health premiums at, and for the year ended, December 31, 2004:

					Percentage
					of Amount
		Reinsurance	Reinsurance		Assumed
	Direct	Ceded	Assumed	Net	to Net
Life insurance in force:
Individual	$2,674,011	$2,132,725	$0	$541,286	0%
Group	501	501	0	0	0%
Total	$2,674,512	$2,133,226	$0	$541,286

Premium Income:
Life insurance	$19,986	$11,235	$0	$8,751	0%

29

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

Accident/health	826	800	0	26	0%
Total	$20,812	$12,035	$0	$8,777

The following table summarizes life insurance in force at December 31, 2003:

						Percentage
						of Amount
		Reinsurance		Reinsurance		Assumed
	Direct	Ceded		Assumed	Net	to Net
Life insurance in force:
Individual	$2,915,187	$2,336,669	$		$578,518	0.0%
Group	544,425	540,710			3,715	0.0%
Total	$3,459,612	$2,877,379	$		$582,233

30

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

7. STOCKHOLDER’S EQUITY, DIVIDEND RESTRICTIONS AND OTHER MATTERS

At December 31, 2004 and 2003, the Company had 100,000 authorized, issued and outstanding shares of common stock.

The Company’s net income (loss) and capital and surplus, as determined in accordance with statutory accounting principles and practices, for years ended December 31, 2004 and 2003 are as follows:

	Years Ended December 31,
	2004	2003
	(Unaudited)
Net income (loss)	$1,925	$(2,560)
Capital and surplus	18,980	19,938

As an insurance company domiciled in the State of New York, the Company is required to maintain a minimum of $6,000 of capital and surplus. In addition, the maximum amount of dividends, which can be paid to stockholders, is subject to restrictions relating to statutory surplus and statutory adjusted net investment income. The Company paid no dividends in 2004 and 2003. Dividends are paid as determined by the Board of Directors.

8.	OTHER COMPREHENSIVE INCOME

The following table presents the composition of other comprehensive income for the year ended December 31, 2004:

	Before Tax		Net of Tax
	Amount	Tax Benefit	Amount
Unrealized gains on available-for-sale
securities:
Unrealized holding gains (losses) arising
during the period	$(1,458)	$511	$(947)
Less: reclassification adjustment for
(gains) losses realized in net income	(170)	59	(111)
Other comprehensive income (loss)	$(1,628)	$570	$(1,058)

31

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

9.        NET INVESTMENT INCOME AND NET REALIZED GAINS (LOSSES) ON INVESTMENTS

The following table summarizes net investment income for the year ended December 31, 2004:

Year Ended
December 31,
Investment income:	2004
Fixed maturities and short-term investments	$9,103
Equity investments	43
Mortgage loans on real estate	5,474
Policy loans	820
Other	59
15,499

Investment expenses	250
Net investment income	$15,249

32

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

The following table summarizes net realized gains on investments for the year ended December 31, 2004:

Year Ended
December 31,
2004
Fixed maturities	$305
Equity investments	5,036
Mortgage loans on real estate	610
Other	(14)
Provisions for mortgage impairments	(850)
Net realized gains on investments	$5,087

10.	FEDERAL INCOME TAXES

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows:

	December 31,
	2004			2003
	Deferred		Deferred	Deferred		Deferred
	Tax		Tax	Tax		Tax
	Asset		Liability	Asset		Liability
Policyholder reserves	$13,831	$		$15,603	$
Deferred policy acquisition costs	1,875
Deferred acquisition cost proxy tax				1,940
Investment assets			11,150			12,411
Other	5,454			3,345
Total deferred taxes	$21,160		$11,150	$20,888		$12,411

Amounts included for investment assets above include $1,601 and $799 related to the unrealized gains on the Company’s fixed maturities available-for-sale at December 31, 2004 and 2003, respectively.

The statutory federal income tax rate and the Company’s effective tax rate for 2004 were 35.0%.

11.	COMMITMENTS AND CONTINGENCIES

33

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2002

(In Thousands Except Share Amounts)

The Company is involved in various legal proceedings, which arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolution of these proceedings should not have a material adverse effect on the Company’s financial position or the results of its operations.

CANADA LIFE INSURANCE COMPANY OF NEW YORK

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statutory Financial Statements for the Years Ended

December 31, 2003 and 2002 and Independent Auditors’ Report

34

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholder

of Canada Life Insurance Company of New York

Greenwood Village, Colorado

We have audited the accompanying statutory statements of admitted assets, liabilities, capital and surplus of Canada Life Insurance Company of New York (the Company) as of December 31, 2003, and the related statutory statements of operations, changes in capital and surplus, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statutory statements as of and for the year ended December 31, 2002, were audited by other auditors whose report dated March 21, 2003 expressed an unqualified opinion on such financial statements in conformity with the basis of accounting described in Note 1 to the financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis , evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, these financial statements were prepared in conformity with the accounting practices prescribed or permitted by the Division of Insurance of the State of New York, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. The variances between such practices and accounting principles generally accepted in the United States are also described in Note 1. The effects on the financial statements of those variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the Untied States of America, the financial position of Canada Life Insurance Company of New York as of December 31, 2003, or the results of its operations or its cash flows for the year then ended.

However, in our opinion, such financial statements present fairly, in all material respects, the admitted assets, liabilities, capital and surplus of Canada Life Insurance Company of New York as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, on the basis of accounting described in Note 1.

Deloitte & Touche LLP

Denver, Colorado

April 14, 2004

CANADA LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES, CAPITAL AND SURPLUS

DECEMBER 31, 2003 AND 2002

(Dollars in thousands)
	2003	2002
ADMITTED ASSETS

Cash and invested assets:
Bonds	$156,535	$160,427
Common stock	9,710	7,861
Mortgage loans	88,810	94,262
Contract loans	13,159	12,901
Cash and short-term investments	2,791	2,143
Other invested assets	2,415	1,590
Total cash and invested assets	273,420	279,184

Investment income due and accrued	3,008	3,245
Premiums deferred and uncollected	2,796	2,048
Reinsurance receivable		247
Federal income taxes recoverable	4,499	2,497
Receivable from parent, subsidiaries and affiliates	363
Assets from separate accounts statements	10,666	9,335

TOTAL ADMITTED ASSETS	$294,752	$296,556

2

(Continued)

2

	2003	2002
LIABILITIES, CAPITAL AND SURPLUS

LIABILITIES:
Aggregate reserve for life policies and contracts	$240,686	$238,670
Aggregate reserve for accident and health policies	384	210
Life and accident and health contract claims	646	1,153
Liability for deposit-type contracts	12,078	13,329
Provision for policyholders’ dividends	1,700	2,815
Asset valuation reserve	2,369	2,647
Interest maintenance reserve	3,510	3,793
Due to parent, subsidiaries and affiliates		1,232
Other liabilities	2,774	2,844
Liabilities from separate accounts statements	10,666	9,335
Total Liabilities	274,814	276,028

CAPITAL AND SURPLUS:
Common stock, $10.00 par value; 100,000 shares
authorized, issued and outstanding	1,000	1,000
Gross paid in and contributed surplus	2,850	2,850
Unassigned funds	16,088	16,678
Total Capital and Surplus	19,938	20,528

TOTAL LIABILITIES, CAPITAL AND SURPLUS	$294,752	$296,556

See notes to statutory financial statements.	(Concluded)

CANADA LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Dollars in thousands)
	2003	2002

INCOME
Premiums and annuity considerations, and other annuity
and fund deposits	$22,208	$27,016
Net investment income	17,387	21,007
Amortization of interest maintenance reserve	938	364
Commission and expense allowances on reinsurance ceded	2,623	2,750
Other income	142	219

Total Income	43,298	51,356

EXPENSES
Death benefits	2,981	2,606
Annuity benefits	16,807	15,309
Disability benefits and benefits under accident and health
Policies	138	64
Surrender benefits and other fund withdrawals	12,191	10,160
Interest on policy or contract funds	284	449
Increase in aggregate reserves for life and
accident and health policies and contracts	2,191	8,793
Commissions	5,794	4,263
Other insurance expenses	8,024	9,592
Net transfers from separate accounts	(920)	(2,542)

Total Expenses	47,490	48,694

Net gain (loss) from operations before dividends to policyholders,
federal income taxes and realized capital gains (losses)	(4,192)	2,662
Dividends to policyholders	725	2,353
Net gain (loss) from operations before federal income taxes and
realized capital gains (losses)	(4,917)	309
Federal income taxes (benefit)	(2,064)	283
Net gain (loss) from operations before realized capital gains (losses)	(2,853)	26
Net realized capital (losses) less capital gains tax and
transfers to interest maintenance reserve	293	(947)

3

NET INCOME (LOSS)	$(2,560)	$(921)

See notes to statutory financial statements.

4

CANADA LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(Dollars in thousands)
	2003	2002

CAPITAL AND SURPLUS, BEGINNING OF YEAR	$20,528	$24,226
Net income (loss)	(2,560)	(921)
Change in unrealized capital gains	1,611	(983)
Change in net deferred income tax	(362)	(67)
Change in non-admitted assets and related items	443	(213)
Change in asset valuation reserve	278	(663)
Cumulative effect of changes in accounting principles		1,186
Dividends to stockholders		(2,037)

Net change in capital and surplus for the year	(579)	(3,698)

CAPITAL AND SURPLUS, END OF YEAR	$19,938	$20,528

5

See notes to statutory financial statements.

6

CANADA LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Dollars in thousands)
	2003	2002
OPERATING ACTIVITIES
Premium and other considerations and deposits	$21,511	$27,426
Investment income received (excluding realized gains/losses,
net of investment expenses)	18,519	19,883
Other income received	2,765	2,968
Life and accident and health claims paid	(32,143)	(27,061)
Net transfers from separate accounts	917	2,649
Commissions, other expenses and taxes paid	(14,472)	(13,394)
Dividends to policyholders paid	(1,841)	(2,353)
Federal income taxes paid, net	237	(1,847)

Net cash (used) provided by operations	(4,507)	8,271

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
Bonds	44,750	24,136
Stocks		573
Mortgage loans	6,487	8,473
Cost of investments acquired:
Bonds	(41,315)	(31,504)
Stocks	(20)	(584)
Mortgage loans	(1,021)	(6,144)
Real estate
Other invested assets	(278)	(1,314)
Net change in policy loans	(225)	(274)

Net cash provided (used) by investments	8,378	(6,637)

FINANCING AND MISCELLANEOUS ACTIVITIES
Deposit-type contract withdrawals, net of deposits	(1,251)	(1,260)
Dividends to stockholders paid		(2,037)
Other	(1,972)	2,049

Net cash used by financing and miscellaneous	(3,223)	(1,248)

Net increase in cash and short-term investments	648	386

CASH AND SHORT-TERM INVESTMENTS:
BEGINNING OF YEAR	2,143	1,757

7

END OF YEAR	$2,791	$2,143

See notes to statutory financial statements.

8

CANADA LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(Dollars in Thousands)

1.	Organization and Significant Accounting Policies

Canada Life Insurance Company of New York (the Company) is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (the Parent Corporation or GWLA). The Company is incorporated as a stock life and accident and health insurance company in the State of New York. The Company is authorized to engage in the sale of life insurance and annuity products, including whole life, universal life, individual payout and savings annuities, and individual variable annuities.

On July 10, 2003, Great-West Lifeco Inc. (Lifeco), a Canadian holding company and an indirect parent of GWLA, completed its acquisition of Canada Life Financial Corporation (Canada Life), the parent of Canada Life Assurance (CLA). On December 31, 2003, CLA sold the Company and the Company’s affiliate Canada Life Insurance Company of America to GWLA for cash in the amount of $235 million. Since the time of its acquisition by Lifeco, the marketing and sale of Canada Life’s insurance and annuity businesses in the United States, including that of the Company, have ceased.

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York. Effective January 1, 2001, the State of New York required that insurance companies domiciled in the State of New York prepare their statutory- financial statements in accordance with the National Association of Insurance Commissioners (NAIC) Accounting Practices and Procedures Manual – Version effective January 1, 2001 (NAIC SAP), subject to any deviations prescribed or permitted by the State of New York insurance commissioner.

Certain reclassifications have been made to the 2002 financial statements and related footnotes to conform to the 2003 presentation.

Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with NAIC SAP requires the Company’s management to make a variety of estimates and assumptions. These estimates and assumptions affect, among other things, the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results can differ from the amounts previously estimated, which were based on the information available at the time the estimates were made.

Statutory accounting principles vary in some respects from accounting principles generally accepted in the United States of America (GAAP). The more significant of these differences are as follows:

•

Bonds and preferred stock are carried at amortized cost and/or NAIC value in accordance with the NAIC designation of the security rather than at amortized cost for securities held-to-maturity and fair value for securities available-for-sale.

•

The asset valuation reserve (AVR) is calculated in accordance with prescribed formulas rather than based on specific analysis of investments. Gains on sales or other dispositions of securities, net of taxes, are deferred and recorded as an interest maintenance reserve (IMR), which is amortized by prescribed formulas, rather than included in investment income. These reserves are reported as liabilities rather than as reserves against assets.

•

Acquisition costs, such as commissions and other costs in connection with acquiring new business, are charged to current operations as incurred, rather than deferred and amortized over the lives of the contracts.

•

Policy reserves are based on statutory mortality and interest requirements and without consideration of withdrawals, which differ from reserves established under GAAP that are based on assumptions using Company experience for mortality, interest, and withdrawals.

•	Changes in investment contract and separate account values from cash transactions are recorded as premium income and benefit expense rather than as increases or decreases to account balances.

•	Certain assets recorded under GAAP are designated as “non-admitted assets”, and include various receivable balances, furniture and equipment, and prepaid assets that have been charged to surplus.

•

Net deferred income tax assets resulting from differences between recognition of income for financial statement and income tax reporting purposes are admissible subject to numerous limitations. Change in deferred income taxes is treated as a component of the change in surplus, whereas under GAAP it is treated as an income statement item.

•	Cash flows follow a prescribed format for statutory reporting whereas under GAAP cash flows show gross amounts of receipts and payments segregated into operating, investing, and financing activities.

•	Ceded policy reserves and liabilities are netted against policy reserves and liabilities for statutory accounting. For GAAP, these items are reported as asset reinsurance receivables.

Other significant statutory accounting policies include the following:

Life Insurance and Annuity Reserves –

The Company waives deduction of deferred fractional premium upon death of the insured for all issues and returns any portion of the final premium beyond the date of death from 1980 and later issues. For all policies, the Company’s reserves are calculated on a continuous basis. Some policies promise a surrender value in excess of the reserve as legally computed. This excess is calculated on a policy by policy basis .

Policies issued at premium corresponding to ages higher than the true ages are valued at the rated-up ages. Policies providing for payment at death during certain periods of an amount less than the full amount of insurance, being policies subject to liens, are valued as if the full amount is payable without any deduction. For policies issued with, or subsequently subject to, an extra premium payable annually, an extra reserve is held. The extra premium reserve is 45% of the gross extra premium payable during the year if the policies are rated for reasons other than medical impairments. For medical impairments, the extra premium reserve is calculated at the excess of the reserve based on rated mortality over that based on standard mortality. The basis was CA 58-64 M Ult. 3-1/2%. All substandard annuities are valued at their true ages.

At the end of 2003, the Company had $1,073,923 of insurance in force for which the gross premiums are less than the net premiums according to the standard of valuation set by the State of New York. Reserves to cover the above insurance were $9,654 at December 31, 2003. Tabular interest and tabular cost have been determined from the basic data for the calculation of policy reserves. Tabular less actual reserves released and tabular interest on funds not involving life contingencies have been determined by formula.

The Company has sold variable annuity contracts containing a dollar-for-dollar withdrawal provision, which provides for a reduction in the guaranteed minimum death benefit (GMDB) on a dollar-for-dollar basis when a partial withdrawal occurs. This became a closed block of business in mid 2003. Currently there is ambiguity as to the correct interpretation of Actuarial Guideline XXXIII, “Determining CARVM Reserves for Annuity Contracts with Elective Benefits” (AG XXXIII) and Actuarial Guideline XXXIV, “Variable Annuity Minimum Guaranteed Death Benefit Reserves” (AG XXXIV) as to the appropriate application of these guidelines in determining the reserves for these products. In calculating the policy liability reserves for these variable annuity contracts, the Company does not consider the benefit streams where all policyholders take the maximum partial withdrawal under these policies while maintaining the GMDB. This is consistent with the spirit of the revised AG XXXIV approved by the Life & Health Actuarial Task Force (LHATF) on October 30, 2003. The Company performed scenario testing requited by the New York State Insurance Department’s Special Considerations and found no need to hold additional GMDB reserves other than those already determined according to AG XXXIV.

•

Loan-backed securities are stated at amortized cost. Prepayment assumptions were obtained from broker/dealer survey values or internal estimates. These assumptions are consistent with the current interest rate and economic environment. The retrospective method adjustment method is used to value all securities. The Company used Merrill Lynch Pricing Service in determining the market value of its loan-backed securities.

•

Common stocks are recorded at fair value, as determined by the Securities Valuation Office of the NAIC, unless quotes are not available, in which case the most recent closing price of the common stock as quoted on its exchange is used.

•	Mortgage loans on real estate are carried at their unpaid balances adjusted for any unamortized premiums or discounts and any valuation reserves.

•

Real estate properties acquired in satisfaction of debt are valued at the lower of depreciated cost or market value. Real estate is depreciated on a straight-line over the estimated life of the building or term of the lease for tenant improvements.

•	Contract loans are carried at their unpaid balance.

•

The Company enters into dollar repurchase agreements with third-party broker-dealers, in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as collateralized borrowings. Interest expense on dollar repurchase agreements is recorded at the coupon interest rate on the underlying securities. The dollar repurchase fee received or paid is amortized over the term of the related agreement on a straight-line basis and recognized as an adjustment to investment income. For repurchase agreements, Company policies require a minimum of 102% of the fair value of securities purchased under repurchase agreements to be maintained as collateral.

•

The Company maintains an allowance for credit losses on mortgage loans at a level that, in management’s opinion, is sufficient to absorb credit losses on its impaired loans. Management’s judgement is based on past loss experience, current and projected economic conditions, and extensive situational analysis of each individual loan. The measurement of impaired loans is based on the fair value of the collateral. Accrual of interest is discontinued on impaired loans where collection of interest is doubtful.

•

The Company confines its use of derivative products to the following derivative products: currency forwards, futures, options, swaps, caps and floors. The Company transacted only in futures during the current year, and these are the only derivative instruments that are open at December 31 of the current year.

Financial futures are exchange-traded contracts that settle at a future date and are used by the Company as a tool to manage interest rate risk. The price volatility of these contracts is based on sensitivity to interest rate changes over time. The use of futures exposes the Company to minimal credit risk because trades are effected through a regulated exchange and positions are marked to market on a daily basis. The Company is required to put up collateral for any futures contracts that are entered. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently utilizes US Treasury bills to satisfy this collateral requirement. Futures are marked-to-market daily, and gains and losses are recognized in current earnings.

Strategies that the Company is engaging in or has employed in the past are:

•	Purchase of futures to hedge new business annuity commitments
•	Sale of futures where the Company commits to final asset pricing without a liability commitment
•	Purchase or sale of futures to move the Company's asset duration and convexity in line with its liabilities
•

Purchase or sale of futures as a cost-efficient alternative to a cash transaction involving conventional fixed income investments for reasons of market liquidity, or in circumstances where a conventional transaction would force the realization of large capital gains or losses.

•

Gains and losses realized on disposal of investments are determined on a specific identification . Premiums and discounts on bonds are amortized using the constant yield method over the life of the related bonds.

•

Life insurance premiums are recognized when due. Interest-sensitive life insurance and annuity premiums with life contingencies are recognized as received. Accident and health insurance premiums are earned pro-rata over the terms of the policies. Life insurance premiums received in advance are recorded as a liability and recognized as income when the premiums become earned. Revenues for annuity and other contracts without significant life contingencies consist of contract charges for the cost of insurance, contract administration, and surrender fees that have been assessed against the contract account balance during the period and are recognized when earned.

2.	Related-Party Transactions

Fees and Expenses - The Company and CLA previously had cost allocation agreements whereby CLA administered business for the Company and administered the Company’s investment portfolio. In late 2003, these administrative services commenced with GWLA. The amounts recorded are based upon management’s best estimate of actual costs incurred and resources expended based upon number of policies and/or certificates in force. For the years ended December 31, 2003, and 2002, these allocated costs amounted to $5,682 and $3,350 respectively.

Inter-company Balances - At December 31, 2003, the Company reported $363 as net amount due from parent, subsidiaries, and affiliates. At December 31, 2002, the Company reported $1,232 as net amount due to parent, subsidiaries, and affiliates. These amounts are primarily owed to CLA and are due on demand.

Employee Benefits - The employees of the Company are covered under the Parent Company’s benefit plans that include and Employee Retirement Plan (pension plan), a Deferred Compensation Plan (defined contribution 401(k) retirement plan), and a Post-Retirement Medical Plan.

3.	Reinsurance

The Company reinsures a portion of its life and accident and health insurance and annuity product risks with other insurance companies, principally CLA, in order to minimize its exposure to loss. Various reinsurance agreements exist between the Company and CLA, primarily in the form of yearly renewable term treaties for life insurance and coinsurance for annuities.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

The effect of reinsurance on premiums earned is as follows:

	2003	2002
Direct	$33,410	$37,702
Ceded	(11,202)	(10,686)
Net Premium	$22,208	$27,016

Amounts deducted from policy reserves for reinsurance ceded to the affiliated and non-affiliated companies were as follows as of December 31:

	2003	2002
Affiliated	$40,189	$37,257
Non-affiliated companies	10,042	4,379

	$50,231	$41,636

The Company does not have an unsecured aggregate recoverable for losses, paid and unpaid including IBNR, loss adjustment expenses and unearned premium with any individual reinsurers, authorized or unauthorized, that exceeds 3% of the Company’s surplus.

The Company does not have reinsurance recoverable on paid and unpaid (including IBNR) losses in dispute by reason of notification, arbitration, or litigation that exceeds 5% of the ceding company’s surplus or in aggregate does not exceed 10% of the ceding company’s surplus.

The Company does not have uncollectible reinsurance written off during the year reported for losses incurred, loss adjustment expenses incurred, premiums earned or any other means.

The Company does not have retroactive reinsurance agreements, therefore, there is no transfer of liability.

The Company does not have contracts of reinsurance covering losses that have occurred prior to inception of the contract.

4.	Cash and Invested Assets

Cash and Short-Term Investments - Cash includes only amounts in demand deposit accounts. Short-term investments include securities purchased with initial maturities of one year or less.

Investments - Investments in fixed maturities at December 31, 2003 consist of:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair	Statement
	Cost	Gains	Losses	Value	Value
U.S. government
agencies	$37,444	$7,179	$(52)	$44,571	$37,444
Collateralized mortgage
Obligations	4,777	420	-	5,197	4,777
Public utilities	10,552	1,879	-	12,431	10,552
Corporate bonds	99,996	11,687	(599)	111,084	97,645
Foreign governments
State and municipalities	1,040	349	-	1,389	1,040
Direct mortgage pass-
Through certificates	2,369	404	(1)	2,772	2,369
Asset-backed securities	949	78	(5)	1,022	2,708
	$157,127	$21,996	$(657)	$178,466	$156,535

Investments in fixed maturities at December 31, 2002 consist of:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair	Statement
	Cost	Gains	Losses	Value	Value
U.S. government
agencies	$37,214	$4,884	$-	$42,098	$37,214
Public utilities	7,612	31	(53)	7,590	7,612
Corporate bonds	84,867	2,473	(451)	86,889	84,867
Foreign securities	16,917	131	(32)	17,016	16,917
Mortgage/Asset-backed
securities	13,817	-	-	13,817	13,817
	$160,427	$7,519	$(536)	$167,410	$160,427

The collateralized mortgage obligations consist primarily of sequential and planned amortization classes with final stated maturities of two to thirty years and average lives of less than one to fifteen years. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities is adjusted by such prepayments.

At December 31, 2003 and 2002, the Company had investments with a financial statement value of $287 and $284, respectively, on deposit or in trust accounts controlled by various state insurance departments in accordance with statutory requirements.

There were no mortgage loans with payments more than one year overdue at December 31, 2003 or 2002.

Major categories of net investment income for the years ended December 31 were as follows:

	2003	2002
Fixed maturities	$11,470	11,691
Equity securities	204	158
Mortgage loans	7,870	8,478
Contract loans	852	1,022
Short-term investments	(75)	66
Other invested assets	(1,649)	12
Derivatives	1	2
Gross investment income	18,673	21,429
Investment expenses	(1,286)	(422)
Net investment income	$17,387	21,007

Proceeds from the sale of bonds were $44,750 and $24,136 during 2003 and 2002, respectively. The net realized gains (losses) on such sales totaled $339 and $(271) for 2003 and 2002, respectively.

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2003, by projected maturity, are shown below. Actual maturities will likely differ from these projections because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
	Cost	Fair Value
Due in one year or less	$6,909	$7,697
Due after one year through five years	44,533	47,060
Due after five years through ten years	30,927	35,738
Due after ten years	66,686	79,003
Mortgage-backed securities	7,123	7,946
Asset-backed securities	949	1,022
	$157,127	$178,466

The Company has established specific investment guidelines designed to emphasize a diversified and geographically dispersed portfolio of mortgages collateralized by commercial and industrial properties located in the United States. The Company’s policy is to obtain collateral sufficient to provide loan-to-value ratios of not greater than 75% at the inception of the mortgages.

At December 31, 2003, the Company has a significant concentration by type, of 35%, 13%, and 4% in Corporate Bonds, U.S. Treasury and Government Agency, and Asset-Backed securities, respectively, and by industry of 13% in U.S. Government, State and Government Agencies.

There were no significant concentrations by issuer. At December 31, 2002. the Company had a significant concentration by type, of 30%, 13%, and 5% in Corporate Bonds, U.S. Treasury and Government Agency, and Asset-Backed securities, respectively. There were no significant concentrations by user.

There were no significant concentrations in short-term investments.

The Company confines its use of derivative products to the following derivative products: currency forwards, futures, options, swaps, caps and floors. The Company transacted only in futures during the current year and these are the only derivative instruments that are open at December 31 of the current year. The Company recognized no gains or losses during 2003 resulting from derivatives that no longer qualify for hedge accounting. The notional value at December 31, 2003 and 2002 for all open futures was $10,900, maturing March 2004, and $13,600, maturing March 2003, respectively.

Mortgage Loans

The maximum and minimum lending rate for mortgage loans during 2003 were:

New Loans: (Note: The Company does not currently fund mortgage loans)

City Mortgages	Maximum	N/A	Minimum	N/A
Purchase Money Mortgages	Maximum	N/A	Minimum	N/A

Renewing Loans:

City Mortgages	Maximum	N/A	Minimum	6.750%
Purchase Money Mortgages	Maximum	N/A	Minimum	6.750%

During 2003, the Company reduced the interest rates of outstanding loans as follows:

0 – 1%	$0
2 – 3%	$0
3 + %	$0

The maximum percentage of any one loan to the value of security at the time of the loan (exclusive of insured or guaranteed or purchase money mortgages) was 75%.

	2003	2002
As of year-end, the Company held mortgages with interest
more than 180 days past due with a recorded investment,
excluding accrued interest	$0	$0

Total interest due on mortgages with interest more than
180 days past due	0	0

As of year-end, the Company held impaired loans with a
related allowance for credit losses	0	0

Related allowance for credit losses	0	0

As of year-end, the Company held impaired loans without
a related allowance for credit losses	0	0

Average recorded investment in impaired loans	0	0

Interest income recognized during the period the loans
were impaired	0	0

Amount of interest income recognized on a cash
during the period the loans were impaired	0	0

Debt Restructuring

	2003	2002
The total recorded investment in restructured loans also
reported as impaired, as of year end	$0	$0

The total recorded investment in restructured loans not
impaired, as of year-end	0	0

Total restructured loans, as of year end	0	0

Allowance for credit losses:
a. Balance at beginning of year	0	0
b. Additions charged to operations	0	0
c. Direct write-downs charged against
the allowances	0	0
d. Recoveries of amounts previously
charged off	0	0
e. Balance at end of year	0	0

5.	Statutory Investment Valuation Reserves

The tables shown below present changes in the major elements of the AVR and IMR:

	2003		2002
	AVR	IMR	AVR	IMR
Balance, beginning of year	$2,647	$3,793	$1,984	$3,838
Realized investment gains
(losses), net of taxes	293	655	(715)	319
Amortization of investment gains		(938)		(364)
Unrealized investment gains	(1,463)		(1,422)
Basic contribution	591		669
Required by formula	271		537
Adjustment down to maximum	30		1,594
Balance, end of year	$2,369	$3,510	$2,647	$3,793

As prescribed by the NAIC, AVR is computed in accordance with a prescribed formula and represents a provision for possible fluctuations in the value of bonds, equity securities, mortgage loans, real estate, and other invested assets. Changes to the AVR are charged or credited directly to unassigned surplus.

As also prescribed by the NAIC, IMR consists of the net accumulated unamortized realized capital gains and losses, net of income taxes, on sales of fixed income investments attributable to changes in the general level of interest rates. Such gains or losses are initially deferred and then amortized into income on a straight-line basis over the remaining period to maturity (based on groupings of individual securities sold in five-year bands).

6.	Separate Accounts

Assets held in separate accounts and the related liabilities are shown under separate captions on the statutory statements of admitted assets, liabilities, capital and surplus. The segregated assets are carried at market and consist of shares of unaffiliated mutual funds.

All separate accounts are non-guaranteed separate accounts and include unit investment trusts, or series accounts that invest in diversified open-end management investment companies.

The investments in shares are valued at the closing net asset value as determined by the appropriate fund/portfolio at the end of each day.

A reconciliation of the amounts transferred to and from the Separate Accounts for years ended December 31 is presented below:

	2003	2002
Transfers as reported in the Summary of Operations of the Separate Accounts statement:
Transfers to Separate Accounts	$15	$291
Transfers from Separate Accounts	(1,052)	(2,837)
Net transfers to (from) Separate Accounts	(1,037)	(2,546)
Reconciling adjustments:
Management fees
Miscellaneous other	117	4
Transfers as reported in the Statements of Operations	$(920)	$(2,542)

7.	Policy and Contract Reserves

The Company’s withdrawal characteristics for annuity reserves and deposit fund liabilities at December 31 are summarized as follows:

2003	2002

	Amount	% of Total		Amount	% of Total
Subject to discretionary withdrawal:
1. With market value adjustment	$2,248	1.5%	$
2. At book value less current surrender
charge of 5% or more	17,550	11.4%		20,981	13.3%
3. At fair value
4. Total with adjustment or at market value	19,798	12.9%		20,981
5. At book value without adjustment
(minimal or no charge or adjustment)	3,105	2.0%		2,398	1.5%
Not subject to discretionary withdrawal	130,615	85.1%		134,587	85.2%
Total (gross)	153,518	100.0%		157,966	100.0%
Reinsurance ceded	-			-
Total (net)	$153,518			$157,966

A reconciliation to the Annual Statement of net annuity reserves and deposit fund liabilities at December 31 is as follows:

	2003	2002
Life & Accident & Health Annual Statement:
Exhibit 5, Section B, Total (net)	$141,429	$144,394
Exhibit 5, Section C, Total (net)	2,418	2,707
Exhibit 5, Section G, Total Lines 070001 in 2002		15
Exhibit 7, Column 1, Line 14	9,671	10,850
Sub-total General Account	153,518	157,966
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999	10,509	9,173
Total	$164,027	$167,139

8.	Participating Insurance

Participating insurance accounted for 32% and 42% of total ordinary insurance in force, and premium income from ordinary life participating policies amounted to 58% and 56% of total life insurance premiums during 2003 and 2002, respectively.

9.	Premium and Annuity Considerations Deferred and Uncollected.

Deferred and uncollected life insurance premiums and annuity considerations at December 31 were as follows:

	Gross		Net of Loading
	2003	2002	2003	2002
Ordinary new business	$63	$59	$63	$26
Ordinary renewal	2,272	2,277	2,272	2,010
Group life	461	4	461	4
Group health		8		8
Total	$2,796	$2,348	$2,796	$2,048

10.	Federal Income Taxes

The following is a discussion of the components of deferred taxes.

The components of net deferred tax asset are as follows:

	December 31,	December 31,
	2003	2002
Total gross deferred tax assets	$7,444	$7,837
Total deferred tax liabilities	(2,346)	(2,388)
Net deferred tax asset	5,098	5,449
Deferred tax asset non-admitted	(3,590)	(3,994)
Net admitted deferred tax asset	$1,508	$1,455
Increase in non-admitted asset	$404

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

	December 31,	December 31,
Deferred Tax Assets:	2003	2002
Reserves	$4,552	$4,556
Deferred acquisition costs	1,942	1,929
Invested assets	207	75

Accrued expenses		174
Provision for dividends	595	983
Other	148	120
Total deferred tax assets	7,444	7,837
Non-admitted deferred tax assets	(3,590)	(3,994)
Admitted deferred tax assets	3,854	3,843
Deferred Tax Liabilities:
Investments	(1,863)	(1,599)
Premiums deferred	(481)	(717)
Other	(2)	(72)
Total deferred tax liabilities	(2,346)	(2,388)
Net admitted deferred tax asset	$1,508	$1,455

The change in net deferred income taxes is comprised of the following:

	December 31,	December 31,
	2002	2002	Change
Total deferred tax assets	$7,444	$7,837	$(393)
Total deferred tax liabilities	(2,346)	(2,388)	42
Net deferred tax asset	$5,098	$5,449	(351)
Tax effect of unrealized losses			(400)
Change in net deferred income tax			$49

The provision (benefit) for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference are as follows:

	December 31,	December 31,
	2003	2002
Provision (benefit) computed at statutory rate	$(1,721)	108

Capital gains	17	(153)
Tax adjustment for IMR	(84)	(128)
Deferred tax benefit on non-admitted assets	(57)	378
Other		(91)

Prior year adjustments	(268)	96
Total	$(2,113)	210

Federal income taxes (benefit) incurred	$(2,064)	143
Change in net deferred income taxes	(49)	67
Total statutory income taxes (benefit)	$(2,113)	210

The following are income taxes incurred in the current period and prior years that will be available for recoupment in the event of future net losses:

2003	$0
2002	$689,886
2001	$3,358,075

As of December 31, 2003, the Company had no operating loss or tax credit carryforwards available for tax purposes.

A Tax Allocation Agreement exists between the parent of the consolidated group, GWL&A Financial, Inc. and the Company. Allocation is based upon separate return calculations with current credit for net losses. The Company has a policy of settling inter-company balances quarterly.

11.	Capital and Surplus, Dividend Restrictions, and Other Matters

As an insurance company domiciled in the State of New York, the Company is required to maintain a minimum of $6,000 of capital and surplus. In addition, the maximum amount of dividends that can be paid to the stockholder is subject to restrictions relating to statutory surplus and statutory adjusted net investment income. Unimpaired capital and surplus and net loss from operations at December 31, 2003, were $19,949 and $(2,853), respectively. In New York, life insurance companies may not pay dividends without prior approval of the New York Insurance Commissioner. The Company paid no dividends in 2003 and 2002.

The portion of unassigned funds (surplus) represented or reduced by each of the following items:

	2003	2002
Unrealized gains	$4,647	$3,036
Non-admitted assets	(3,702)	(4,145)
Asset valuation reserves	(2,369)	(2,647)

At December 31, 2003, the Company’s capital and surplus exceeded the NAIC’s Risk Based Capital requirements for life and health companies.

12.	Estimated Fair Value of Financial Instruments and Financial Instruments with Off-Balance-Sheet Risk

	December 31,
	2003		2002
	Statement	Estimated	Statement	Estimated
	Value	Fair Value	Value	Fair Value
ASSETS:
Fixed maturities	$156,535	$178,466	$160,427	$167,410
Mortgage loans on real estate	88,810	100,787	94,262	109,744
Common and preferred stock	9,710	9,710	7,861	7,861
Policy loans	13,159	13,159	12,901	12,901

LIABILITIES:
Investment-type insurance contracts	36,264	30,878	23,124	24,287

DERIVATIVE CONTRACTS:
Interest rate futures	120	120	125	125

The estimated fair value of financial instruments have been determined using available information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The estimated fair value of fixed maturities that are publicly traded are based on market prices published by the NAIC Securities Valuation Office. To determine fair value for fixed maturities not actively traded, the Company utilized discounted cash flows calculated at current market rates on investments of similar quality and term.

Mortgage loans fair value estimates generally are based on a discounted cash flow . A discount rate “matrix” is incorporated whereby the discount rate used in valuing a specific mortgage generally corresponds to that mortgage’s remaining term. The rates selected for inclusion in the discount rate “matrix” reflect rates that the Company would quote if placing loans representative in size and quality to those currently in the portfolio.

Common stocks are stated at fair value, as determined by the Securities Valuation Office of the NAIC, unless quotes are not available, in which case the most recent closing price of the common stock as quoted on its exchange is used. The carrying value of the common stock of subsidiaries is a reasonable estimate of fair value.

Contract loans accrue interest generally at variable rates with no fixed maturity dates and, therefore, estimated fair value approximates carrying value.

Fair values for liabilities under investment-type insurance contracts are estimated using discounted liability calculations, adjusted to approximate the effect of current market interest rates for the assets supporting the liabilities.

The estimated fair value of derivatives is the estimated amount the Company would receive or pay to terminate the agreement at each year end, taking into consideration current interest rates and other relevant factors.

The table below summarizes the notional amount of the Company’s financial instruments with off-balance sheet risk.

	Assets		Liabilities
	2003	2002	2003	2002
Futures	10,900	13,600
Total	$10,900	$13,600	$0	$0

Under exchange-traded interest rate futures, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily in an amount equal to the difference in the daily market values of those contracts. The parties with whom the Company enters into exchange-traded futures are regulated futures commissions merchants who are members of a trading exchange.

The Company is exposed to credit-related losses in the event of non-performance by counter-parties to financial instruments, but it does not expect any counter-parties to fail to meet their obligations given their high credit ratings. Because exchange-traded futures and options are affected through a regulated exchange and positions are marked to market on a daily , the Company has little exposure to credit-related losses in the event of non-performance by counter-parties to such financial instruments.

The Company is required to put up collateral for any futures contracts that are entered. The amount of collateral that is required is determined by the exchange on which it is traded. The Company currently puts up cash and U.S. Treasury Bonds to satisfy this collateral requirement.

The current credit exposure of the Company’s derivative contracts is limited to the fair value at the reporting date. Credit risk is managed by entering into transactions with creditworthy counter-parties and obtaining collateral where appropriate and customary. The Company also attempts to minimize its exposure to credit risk through the use of various credit-monitoring techniques. Approximately 100% of the net credit exposure for the Company from derivative contracts is with investment-grade counter-parties.

13.	Concentrations

No customer accounted for 10% or more of the Company’s revenues in 2003 or 2002. In addition, no segment of the Company’s business is dependent on a single customer or a few customers, the loss of which would have a significant affect on the Company or any of its business segments. The loss of business from any one, or a few, independent brokers or agents would not have a material adverse effect on the Company or any of its business agents.

14.	Commitments and Contingencies

The Company is involved in various legal proceedings, which arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolution of these proceedings should not have a material adverse effect on its financial position or results of operations.

15.	Reconciliation of Annual Statement to Audited Financial Statements

The accompanying 2003 statutory financial statements reflect certain adjustments to amount previously reported in the annual statement filed with the State of New York Department of Insurance. The audit adjustments result, in part, from additional information not available at the time the annual statement was prepared. The following reconciles admitted assets, capital and surplus and net income included in the annual statement to the statutory financial statements as of December 31, 2003:

	Admitted	Capital and	Net
	Assets	Surplus	Income (Loss)
Total per annual statement	$294,539	$19,725	$(2,752)
Audit adjustments	213	213	192
Total per statutory-basis
financial statements	$294,752	$19,938	$(2,560)

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Financial Statements for the Years Ended

December 31, 2004, 2003 and 2002 and

Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

First Great-West Life & Annuity Insurance Company:

We have audited the accompanying balance sheets of First Great-West Life & Annuity Insurance Company as of December 31, 2004 and 2003, and the related statements of income, stockholder’s equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Great-West Life & Annuity Insurance Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Denver, Colorado

February 25, 2005

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(Dollars in Thousands, Except Share Amounts)

	December 31,
	2004	2003
ASSETS

INVESTMENTS:
Fixed maturities, available-for-sale, at fair value
(amortized cost $237,676 and $222,068)	$243,254	$230,298
Short-term investments, available-for-sale, cost
Approximates fair value	31,481	13,927
Total investments	274,735	244,225

OTHER ASSETS:
Cash	693	4,518
Reinsurance receivable	2,740	2,563
Deferred policy acquisition costs	8,991	6,817
Investment income due and accrued	1,742	1,710
Amounts receivable related to uninsured accident
and health plan claims (net of allowances of
$686 and $695)	901	1,053
Premiums in course of collection (net of
allowances of $24 and $130)	753	459
Other assets	2,590	2,219
SEPARATE ACCOUNT ASSETS	50,218	43,908

TOTAL ASSETS	$343,363	$307,472

2

See notes to financial statements.

3

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(Dollars in Thousands, Except Share Amounts)

	December 31,
	2004	2003
LIABILITIES AND STOCKHOLDER’S EQUITY

POLICY BENEFIT LIABILITIES:
Policy reserves	$188,681	$179,209
Policy and contract claims	4,874	3,740
Policyholders’ funds	3,290	2,609

GENERAL LIABILITIES:
Due to Great-West Life & Annuity Insurance Company	3,439	7,006
Bank overdrafts	908	1,057
Repurchase agreements	31,830	11,037
Deferred income taxes	2,251	2,006
Other liabilities	2,084	2,440
SEPARATE ACCOUNT LIABILITIES	50,218	43,908
Total liabilities	287,575	253,012

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY:
Common stock, $1,000 par value; 10,000 shares
authorized; 2,500 shares issued and outstanding	2,500	2,500
Additional paid-in capital	28,600	28,600
Accumulated other comprehensive income	3,340	4,804
Retained earnings	21,348	18,556
Total stockholder’s equity	55,788	54,460

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$343,363	$307,472

4

See notes to financial statements.

5

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In Thousands)

	Year Ended December 31,
	2004	2003	2002
REVENUES:
Premiums (net of premiums ceded of
$943, $642, and $496)	$11,619	$10,266	$10,014
Fee income	5,384	3,825	3,973
Net investment income	12,719	12,409	12,844
Net realized gains on investments	666	2,200	363
Total revenues	30,388	28,700	27,194

BENEFITS AND EXPENSES:
Life and other policy benefits (net of
reinsurance recoveries totaling $861,
$778 and $306)	7,388	4,125	6,848
Increase in reserves	175	129	136
Interest paid or credited to contractholders	7,418	8,076	8,597
General and administrative expenses	10,317	6,773	6,389
Total benefits and expenses	25,298	19,103	21,970

INCOME BEFORE INCOME TAXES	5,090	9,597	5,224
PROVISION FOR INCOME TAXES:
Current	1,241	3,234	694
Deferred	1,057	809	913
Total income taxes	2,298	4,043	1,607

NET INCOME	$2,792	$5,554	$3,617

6

See notes to financial statements.

7

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF STOCKHOLDER’S EQUITY

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In Thousands)

			Accumulated
		Additional	Other
	Common	Paid-In	Comprehensive	Retained
	Stock	Capital	Income/(Loss)	Earnings	Total
BALANCES, JANUARY 1, 2002	$2,500	$28,600	$727	$9,385	$41,212
Net income				3,617	3,617
Other comprehensive income			2,941		2,941
Total comprehensive income					6,558
BALANCES, DECEMBER 31, 2002	2,500	28,600	3,668	13,002	47,770
Net income				5,554	5,554
Other comprehensive income			1,136		1,136
Total comprehensive income					6,690
BALANCES, DECEMBER 31, 2003	2,500	28,600	4,804	18,556	54,460
Net income				2,792	2,792
Other comprehensive loss			(1,464)		(1,464)
Total comprehensive income					1,328
BALANCES, DECEMBER 31, 2004	$2,500	$28,600	$3,340	$21,348	$55,788

8

See notes to financial statements.

9

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In Thousands)

	Year Ended December 31,
	2004	2003	2002
OPERATING ACTIVITIES:
Net income	$2,792	$5,554	$3,617
Adjustments to reconcile net income to net
cash provided by operating activities:
Amortization of investments	(430)	(214)	(928)
Net realized gains on sale of investments	(666)	(2,200)	(363)
Depreciation and amortization	4,303	2,397	560
Deferral of acquisition costs	(6,152)	(4,981)	(3,525)
Deferred income taxes	1,057	809	913
Changes in assets and liabilities:
Accrued interest and policyholder receivables	(174)	(56)	1,223
Policy benefit liabilities	8,918	7,200	18,660
Reinsurance receivable	(177)	307	(524)
Other, net	(728)	220	1,355
Net cash provided by operating activities	$8,743	$9,036	$20,988

INVESTING ACTIVITIES:
Proceeds from sales, maturities and
redemptions of fixed maturities available for sale	$529,820	$301,076	$29,686
Purchases of fixed maturities available for sale	(561,887)	(334,738)	(47,772)
Net cash used in investing activities	$(32,067)	$(33,662)	$(18,086)

FINANCING ACTIVITIES:
Contract deposits, net of withdrawals	$2,422	$2,989	$(217)
Change in due to Great-West Life & Annuity
Insurance Company	(3,567)	3,881	2,739
Change in bank overdrafts	(149)	(313)	(1,734)
Net repurchase agreements borrowings	20,793	11,037
Net cash provided by activities	19,499	17,594	788

NET (DECREASE) INCREASE IN CASH	(3,825)	(7,032)	3,690

CASH, BEGINNING OF YEAR	4,518	11,550	7,860

10

CASH, END OF YEAR	$693	$4,518	$11,550

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for income taxes	$0	$0	$0

Income taxes are paid by GWLA Financial Inc. on behalf of the Company as part of an affiliated company income tax allocation agreement. See Note 8.

See notes to financial statements.

11

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In Thousands, Except Share Amounts)

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – First Great-West Life & Annuity Insurance Company (the “Company”) is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (“GWLA”). The Company was incorporated as a stock life insurance company in the State of New York and was capitalized on April 4, 1997 through a $6,000 cash investment from GWLA for 2,000 shares of common stock. On December 29, 1997, the Company issued an additional 500 shares of common stock to GWLA for $500. The Company was licensed as an insurance company in the State of New York on May 28, 1997 and is subject to regulation by the New York Department of Insurance.

The Company offers individual and group life insurance and individual and group annuity products.

Basis of presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are required to account for policy reserves, allowances for credit losses, deferred policy acquisition costs and valuation of privately placed fixed maturities. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2003 and 2002 financial statements and related notes to conform to the 2004 presentation. These changes in classification had no effect on previously reported stockholder’s equity or net income.

Investments - Investments are reported as follows:

1.

The Company has classified its fixed maturity investments as available-for-sale and carries them at fair value with the net unrealized gains and losses (net of deferred taxes) reported as accumulated other comprehensive income (loss) in stockholder’s equity.

Premiums and discounts are recognized as a component of net investment income using the effective interest method. Realized gains and losses and declines in value determined to be other-than-temporary are included in net realized gains (losses) on investments.

2. Short-term investments include securities purchased with initial maturities of one year or less and are carried at amortized cost. The Company considers short-term investments to be available for sale and amortized cost approximates fair value.

3. Gains and losses realized upon the disposal of investments are determined on a specific identification basis.

12

4. From time to time, the Company may employ a trading strategy that involves the sale of mortgage securities with a simultaneous agreement to repurchase similar securities at a future date at an agreed-upon price. Proceeds of the sale are reinvested in other securities and may enhance the current yield and total return. The difference between the sales price and the future repurchase price is recorded as an adjustment to interest income. During the period between the sale and repurchase, the Company will not be entitled to receive interest and principal payments on the securities sold. Losses may arise from changes in the value of the securities or if the counterparty for bankruptcy or becomes insolvent. In such cases, the Company’s right to repurchase the security may be restricted. Amounts owing to brokers under these arrangements are included in Repurchase Agreements on the accompanying balance sheets. At December 31, 2004 and 2003, this liability was $31,830 and $11,037, respectively. The liability is collateralized by securities with approximately the same value.

13

Cash - Cash includes only amounts in demand deposit accounts.

Bank overdrafts - The Company’s cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not yet presented to banks for payment frequently result in overdraft balances for accounting purposes.

Deferred policy acquisition costs - Policy acquisition costs, which primarily consist of sales commissions and costs associated with the Company’s sales representatives related to the production of new business, have been deferred to the extent recoverable. The recoverability of such costs is dependent upon the future profitability of the related business. These costs are variable in nature and are dependent upon sales volume. Deferred costs associated with the annuity products are being amortized over the life of the contracts in proportion to the emergence of gross profits. Retrospective adjustments of these amounts are made when the Company revises its estimates of current or future gross profits. Deferred costs associated with traditional life insurance are amortized over the premium-paying period of the related policies in proportion to premium revenues recognized. Amortization of deferred policy acquisition costs totaled $4,302, $2,396 and $560 in 2004, 2003 and 2002, respectively.

Separate accounts - Separate account assets and related liabilities are carried at fair value. The Company’s separate accounts invest in shares of Maxim Series Fund, Inc., an open-end management investment company, which is an affiliate of GWLA, and shares of other non-affiliated mutual funds and government and corporate bonds. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contract holders and, therefore, are not included in the Company’s statements of income. Revenues to the Company from the separate accounts consist of contract maintenance fees, administrative fees and mortality and expense risk charges.

Life insurance and annuity reserves - Life insurance and annuity policy reserves with life contingencies in the amount of $168,469 and $162,275 at December 31, 2004 and 2003, respectively, are computed on the basis of estimated mortality, investment yield, withdrawals, future maintenance and settlement expenses and retrospective experience rating premium refunds. Annuity contract reserves without life contingencies in the amount of $19,491 and $16,053 at December 31, 2004 and 2003, respectively, are established at the contract holder’s account value.

Reinsurance - Policy reserves and policy and contract claims ceded to other insurance companies are carried as a reinsurance receivable on the balance sheet. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies (see Note 4).

Policy and contract claims - Policy and contract claims include provisions for reported life and health claims in the process of settlement. They are valued in accordance with the terms of the related policies and contracts, as well as provisions for claims incurred and unreported, based primarily on prior experience of the Company.

14

Recognition of premium and fee income and benefits and expenses - Life insurance premiums are recognized when due. Annuity premiums with life contingencies are recognized as received. Accident and health premiums are earned on a monthly pro rata basis. Revenues for annuity and other contracts without significant life contingencies consist of contract charges for the cost of insurance, contract administration and surrender fees that have been assessed against the contract account balance during the period and are recognized when earned. Fee income is derived primarily from contracts for claim processing or other administrative services related to uninsured business and from assets under management. Fees from contracts for claim processing or other administrative services are recorded as the services are provided. Fees from assets under management, which consist of contract maintenance fees, administration fees and mortality and expense risk charges, are recognized when due. Benefits and expenses on policies with life contingencies are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for future policy benefit reserves. The average crediting rate on annuity products was approximately 3.1%, 3.6%, and 4.0%, in 2004, 2003 and 2002, respectively.

15

Income taxes - Income taxes are recorded using the asset and liability approach, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized.

Application of recent accounting pronouncements - In July 2003, the Accounting Standards Executive Committee (the “AcSEC”) of the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position 03-01, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (“SOP 03-1”). AcSEC developed SOP 03-1 to address the evolution of product designs since the issuance of Statement of Financial Accounting Standards No. 60, "Accounting and Reporting by Insurance Enterprises," and Statement of Financial Accounting Standards No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 03-1 provides guidance related to the reporting and disclosure of certain insurance contracts and separate accounts, including guidance for computing reserves for products with guaranteed benefits, such as guaranteed minimum death benefits, and for products with annuitization benefits such as guaranteed minimum income benefits. In addition, SOP 03-1 addresses certain issues related to the presentation and reporting of separate accounts, as well as rules concerning the capitalization and amortization of sales inducements. SOP 03-1 was effective on January 1, 2004. The adoption of SOP 03-1 did not have a material effect on the Company’s financial position or results of operations.

In January 2004, FASB issued Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 provides guidance on the disclosure requirements, which were effective as of December 31, 2003, for other-than-temporary impairments of debt and marketable equity investments that are accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). EITF 03-1 also included guidance on the measurement and recognition of other-than-temporary impairments of certain investments, which was originally going to be effective during the quarter ended September 30, 2004. However, in response to various concerns raised by financial statement preparers and others, the measurement and recognition provisions of EITF 03-1 were delayed. The staff of the Financial Accounting Standards Board (“FASB”) is currently evaluating the guidance EITF 03-1 in the context of developing implementation guidance for its measurement and recognition provisions. The Company is continuing to evaluate potential other than temporary impairments under SFAS 115 and SEC Staff Accounting Bulletin Topic 5-M, “Other Than Temporary Impairment Of Certain Investments In Debt and Equity Securities.” Due to the current uncertainty as to the implementation guidance for EITF 03-1 by the FASB staff, the Company is unable to evaluate the impact EITF 03-1 will ultimately have on its financial position or results of operations.

Regulatory requirements – In accordance with the requirements of the State of New York, the Company must demonstrate adequate capital. At December 31, 2004, the Company was in compliance with the requirement (see Note 10).

16

The Company is also required to maintain an investment deposit in the amount of $5,000 in cash or investment certificates with the New York Insurance Commissioner for the protection of policyholders in the event it is unable to satisfactorily meet its contractual obligations. A United States Treasury obligation, whose cost approximates market value, was designated to meet this requirement at December 31, 2004.

2.	RELATED-PARTY TRANSACTIONS

The Company and GWLA have service agreements whereby GWLA administers, distributes, and underwrites business for the Company and administers its investment portfolio, and whereby, it provides certain services for GWLA. The amounts recorded are based upon estimated costs incurred and resources expended. These transactions are summarized as follows:

17

	Year Ended December 31,
	2004	2003	2002
Investment management expense included in
net investment income	$141	$132	$130
Administrative and underwriting services
included in general and administrative expenses	6,077	4,012	3,961
Total	$6,218	$4,144	$4,091

The Company and GWLA have an agreement whereby GWLA has committed to provide certain financial support related to maintaining adequate regulatory surplus and liquidity.

3.	ALLOWANCES ON POLICYHOLDER RECEIVABLES

Amounts receivable for accident and health plan claims and premiums in the course of collection are generally uncollateralized. The Company maintains an allowance for credit losses at a level that, in management’s opinion, is sufficient to absorb credit losses on amounts receivable related to uninsured accident and health plan claims and premiums in course of collection. Management’s judgment is based on past loss experience and current and projected economic conditions.

Activity in the allowance for amounts receivable related to uninsured accident and health plan claims is as follows:

	2004	2003	2002
Balance, beginning of year	$695	$1,491	$1,835
Provisions charged (reversed) to operations	33	(336)	869
Amounts written off, net	(42)	(460)	(1,213)
Balance, end of year	$686	$695	$1,491

18

Activity in the allowance for premiums in course of collection is as follows:

	2004	2003	2002
Balance, beginning of year	$130	$300	$875
Provisions charged (reversed) to operations	(30)	(116)	(442)
Amounts written off, net	(76)	(54)	(133)
Balance, end of year	$24	$130	$300

4.	REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and co-insurance contracts. The Company retains 100% of the first $50 of coverage per individual life and has a maximum retention of $250 per individual life. Life insurance policies are first reinsured to GWLA up to a maximum of $1,250 of coverage per individual life. Any excess amount is reinsured to a third party.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2004 and 2003, the reinsurance receivables had net carrying values of $2,740 and $2,563, respectively.

Total reinsurance premiums ceded to GWLA in 2004, 2003 and 2002 were $807, $532 and $343, respectively.

The following table summarizes life insurance in force and life and accident/health premiums at, and for the year ended, December 31, 2004:

Percentage
of Amount

19

		Reinsurance		Reinsurance		Assumed
	Direct	Ceded		Assumed	Net	to Net
Life insurance in force:
Individual	$3,319,036	$1,393,825	$		$1,925,211	0.0%
Group	285,819				285,819	0.0%
Total	$3,604,855	$1,393,825	$		$2,211,030

Premium Income:
Life insurance	$6,580	$807	$		$5,773	0.0%
Accident/health	5,975	127			5,848	0.0%
Total	$12,555	$934	$		$11,621

The following table summarizes life insurance in force and life and accident/health premiums at, and for the year ended, December 31, 2003:

						Percentage
						of Amount
		Reinsurance		Reinsurance		Assumed
	Direct	Ceded		Assumed	Net	to Net
Life insurance in force:
Individual	$2,583,199	$1,013,127	$		$1,570,072	0.0%
Group	317,440				317,440	0.0%
Total	$2,900,639	$1,013,127	$		$1,887,512

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Premium Income:
Life insurance	$4,951	$532	$	$4,419	0.0%
Accident/health	5,927	104		5,823	0.0%
Total	$10,878	$636	$	$10,242

The following table summarizes life insurance in force and life and accident/health premiums at, and for the year ended, December 31, 2002:

						Percentage
						of Amount
		Reinsurance		Reinsurance		Assumed
	Direct	Ceded		Assumed	Net	to Net
Life insurance in force:
Individual	$1,489,496	$603,672	$		$885,824	0.0%
Group	418,254				418,254	0.0%
Total	$1,907,750	$603,672	$		$1,304,078

Premium Income:
Life insurance	$3,384	$343	$		$3,041	0.0%
Accident/health	7,120	145			6,975	0.0%

21

Total	$10,504	$488	$	$10,016

22

5.	NET INVESTMENT INCOME AND NET REALIZED GAINS (LOSSES) ON INVESTMENTS

The following table summarizes net investment income for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004	2003	2002
Investment income:
Fixed maturities and short-term investments	$13,071	$12,503	$12,685
Other	(76)	39	289
	12,995	12,542	12,974

Investment expenses	276	133	130
Net investment income	$12,719	$12,409	$12,844

The following table summarizes net realized gains on investments for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004	2003	2002
Net realized gains:
Fixed maturities	$666	$2,200	$363
Net realized gains on investments	$666	$2,200	$363

6.	SUMMARY OF INVESTMENTS

The following table summarizes fixed maturity securities available-for-sale at December 31, 2004:

Gross	Gross

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	Amortized	Unrealized	Unrealized	Estimated	Carrying
Fixed Maturities:	Cost	Gains	Losses	Fair Value	Value
U.S. Government and
agencies direct
obligations	$78,243	$1,715	$204	$79,754	$79,754
Corporate debt
securities	40,548	2,042	110	42,480	42,480
Mortgage-backed and
asset-backed
securities	118,885	2,317	182	121,020	121,020
Total fixed maturities	$237,676	$6,074	$496	$243,254	$243,254

The following table summarizes fixed maturity securities available for sale at December 31, 2003:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated	Carrying
Fixed Maturities:	Cost	Gains	Losses	Fair Value	Value
U.S. Government and
agencies direct
obligations	$69,886	$2,767	$33	$72,620	$72,620

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Corporate debt
securities	44,019	4,351		48,370	48,370
Mortgage-backed and
asset-backed
securities	108,163	2,206	1,061	109,308	109,308
Total fixed maturities	$222,068	$9,324	$1,094	$230,298	$230,298

Mortgage-backed and asset-backed securities include collateralized mortgage obligations that consist primarily of sequential and planned amortization classes with final stated maturities of two to thirty years and expected average lives of less than one to fifteen years. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments.

See Note 7 for additional information on policies regarding estimated fair value of fixed maturities.

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2004 and 2003, by projected maturity, are shown below. Actual maturities will likely differ from these projections because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2004		December 31, 2003
	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	$6,779	$7,173	$5,098	$5,566
Due after one year through five years	45,834	48,297	53,734	58,500
Due after five years through ten years	13,627	14,030	7,198	8,120
Due after ten years	8,400	8,483
Mortgage-backed and asset-backed

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Securities	163,036	165,271	156,038	158,112
	$237,676	$243,254	$222,068	$230,298

The following table summarizes information regarding the sales of fixed maturities for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004	2003	2002
Proceeds from sales	$308,394	$17,543	$18,719
Gross realized gains from sales	1,744	3,200	433
Gross realized losses from sales	1,078	1,000	70

Impairment of Fixed Maturities. The Company classifies all of its fixed maturities as available-for-sale and marks them to market through other comprehensive income. All securities with gross unrealized losses at the consolidated balance sheet date are subjected to the Company’s process for identifying other-than-temporary impairments.

The Company writes down to fair value securities that it deems to be other-than-temporarily impaired in the period the securities are deemed to be so impaired. The Company records write-downs as investment losses and adjusts the cost basis of the fixed maturities accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

The assessment of whether an other-than-temporary impairment has occurred is based on management’s case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described below, about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential.

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:

•	Fair value is significantly below cost.
•	The decline in fair value is attributable to specific adverse conditions affecting a particular instrument, its issuer, an industry or a geographic area.
•	The decline in fair value has existed for an extended period of time.

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•	A debt security has been downgraded by a rating agency.
•	The financial condition of the issuer has deteriorated.
•	Dividends have been reduced/eliminated or scheduled interest payments have not been made.

While all available information is taken into account, it is difficult to predict the ultimate recoverable amount of a distressed or impaired security.

The Company’s portfolio of fixed maturities fluctuates in value based on interest rates in financial markets and other economic factors. These fluctuations caused by market rate changes have little bearing on whether or not the investment will be ultimately recoverable. Therefore, the Company considers these declines in value as temporary even in periods exceeding one year.

The following table summarizes unrealized investment losses by class of investment at December 31, 2004. The Company considers these investments to be only temporarily impaired.

	Less than twelve months		Twelve months or longer		Total
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
Fixed Maturities:	Fair value	Loss	Fair value	Loss	Fair value	Loss
U.S. Government
And agencies direct
Obligations	$17,858	$151	$5,155	$53	$23,013	$204
Corporate debt
Securities	9,424	110			9,424	110
Mortgage-backed
and asset-backed

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securities	14,585	182			14,585	182
Total fixed maturities	$41,867	$443	$5,155	$53	$47,022	$496

The following table summarizes unrealized investment losses by class of investment at December 31, 2003. The Company considers these investments to be only temporarily impaired.

	Less than twelve months			Twelve months or longer			Total
	Estimated	Unrealized		Estimated		Unrealized	Estimated	Unrealized
Fixed Maturities:	Fair value	Loss		Fair value		Loss	Fair value	Loss
U.S. Government
and agencies direct
obligations	$55,388	$33	$		$		$55,388	$33
Mortgage-backed
and asset-backed
securities	2,843	13		12,526		1,048	15,369	1,061
Total fixed maturities	$58,231	$46		$12,526		$1,048	$70,757	$1,094

The Company’s gross unrealized loss related to fixed maturities was $496 and $1,094 at December 31, 2004 and 2003, respectively. As of December 31, 2004, the Company has no information available to cause it to believe that any of these investments are other than temporarily impaired.

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7.	ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the carrying amount and estimated fair value of the Company’s financial instruments at December 31, 2004 and 2003:

	December 31,
	2004		2003
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value

Fixed maturities and
short-term investments	274,735	274,735	244,225	$244,225
LIABILITIES:
Annuity contract reserves
without life contingencies	19,491	19,491	16,053	16,053
Policyholders’ funds	3,290	3,290	2,609	2,609

The estimated fair values of financial instruments have been determined using available information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The estimated fair value of fixed maturities that are publicly traded are obtained from an independent pricing service. To determine fair value for fixed maturities not actively traded, the Company utilizes discounted cash flows calculated at current market rates on investments of similar quality and term.

The estimated fair value of annuity contract reserves without life contingencies is estimated by discounting the cash flows to maturity of the contracts utilizing current crediting rates for similar products.

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The estimated fair value of policyholders’ funds is the same as the carrying amount as the Company can change the crediting rates with 30 days notice.

8.	FEDERAL INCOME TAXES

The following table presents a reconciliation between the statutory federal income tax rate and the Company’s effective income tax rate for the years 2004, 2003 and 2002:

	Years Ended December 31,
	2004	2003	2002
Statutory federal income tax rate	35.0%	35.0%	35.0%
Tax effect of change in tax rate resulting from:
State taxes, net premium tax offset	5.2	5.2	(4.0)
Prior year tax adjustments	5.0	1.9	(0.2)
Effective income tax rate	45.2%	42.1%	30.8%

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Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2004 and 2003 are as follows:

	December 31,
	2004			2003
	Deferred		Deferred	Deferred		Deferred
	Tax		Tax	Tax		Tax
	Asset		Liability	Asset		Liability
Policyholder reserves	$1,935	$		$1,624	$
Deferred policy acquisition costs			3,454			2,694
Deferred acquisition cost proxy tax	1,940			2,054
Investment assets			1,962			2,876
Other			710			114
Total deferred taxes	$3,875		$6,126	$3,678		$5,684

Amounts included for investment assets above include $1,773 and $2,881 related to the unrealized gains on the Company’s fixed maturities available-for-sale at December 31, 2004 and 2003, respectively.

The Company and GWL&A Financial have entered into an income tax allocation agreement whereby GWL&A Financial files a consolidated federal income tax return. Under the agreement, the Company is responsible for and will receive the benefits of any income tax liability or benefit computed on a separate basis.

9.	OTHER COMPREHENSIVE INCOME

The following table presents the composition of other comprehensive income for the year ended December 31, 2004:

Tax

31

	Before Tax	(Expense)	Net of Tax
	Amount	or Benefit	Amount
Unrealized gains on available-for-sale
securities:
Unrealized holding gains (losses) arising	$(1,961)	$687	$(1,274)
during the period
Less: reclassification adjustment for
(gains) losses realized in net income	(667)	233	(434)
Net unrealized gains	(2,628)	920	(1,708)
Reserve and DAC adjustment	376	(132)	244
Other comprehensive income (loss)	$(2,252)	788	(1,464)

The following table presents the composition of other comprehensive income for the year ended December 31, 2003:

		Tax
	Before-Tax	(Expense)	Net-of-Tax
	Amount	or Benefit	Amount
Unrealized gains on available-for-sale
securities:	$726	$(254)	$472
Unrealized holding gains (losses) arising

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during the period	(2,200)	770	(1,430)
Net unrealized gains (losses)	(1,474)	516	(958)
Reserve and DAC adjustment	3,221	(1,127)	2,094
Other comprehensive income (loss)	$1,747	$(611)	$1,136

The following table presents the composition of other comprehensive income for the year ended December 31, 2002:

		Tax
	Before-Tax	(Expense)	Net-of-Tax
	Amount	Or Benefit	Amount
Unrealized gains on available-for-sale
securities:	$7,816	$(2,816)	$5,000
Unrealized holding gains (losses) arising
during the period	68	(24)	44
Net unrealized gains (losses)	7,884	(2,840)	5,044
Reserve and deferred policy acquisition costs adjustment	(3,287)	1,184	(2,103)
Other comprehensive income (loss)	$4,597	$(1,656)	$2,941

10.	STOCKHOLDER’S EQUITY, DIVIDEND RESTRICTIONS AND OTHER MATTERS

At December 31, 2004 and 2003, the Company had 10,000 authorized and 2,500 issued shares of common stock.

33

The Company’s net income and capital and surplus, as determined in accordance with statutory accounting principles and practices, for years ended December 31, 2004, 2003 and 2002 are as follows:

	Year Ended December 31,
	2004	2003	2002
	(Unaudited)
Net income	$349	$2,495	$1,086
Capital and surplus	39,079	38,281	33,224

As an insurance company domiciled in the State of New York, the Company is required to maintain a minimum of $6,000 of capital and surplus. In addition, the maximum amount of dividends, which can be paid to stockholders, is subject to restrictions relating to statutory surplus and statutory adjusted net investment income. The Company paid no dividends in 2004, 2003 and 2002. Dividends are paid as determined by the Board of Directors.

11.	COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal proceedings, which arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolution of these proceedings should not have a material adverse effect on the Company’s financial position or the results of its operations.

Unaudited Combined Financial Statements

Set forth in the tables below is unaudited pro forma combined financial information for First Great-West Life & Annuity Insurance Company (“FGWLA”) and Canada Life Insurance Company of New York (“CLNY”) as of and for the period ending December 31, 2004, giving retroactive effect to the merger of FGWLA with and into CLNY and accounted for on a basis similar to that of a pooling-of-interests. The pro forma financial information is presented for illustrative purposes only and does not purport to be indicative of the operating results or financial position that would have occurred if the merger had been consummated on the dates indicated, nor is it necessarily indicative of the future operating results or financial position of the merged entity.

34

The unaudited combined pro forma financial information has been prepared based on the assumption that the significant accounting policies employed by FGWLA and CLNY are consistent and comparable. The pro forma financial information should be read in conjunction with the December 31, 2004 audited financial statements of FGWLA and the December 31, 2004 audited financial statements of CLNY which are included herewith. During the period subsequent to December 31, 2004, there have been no events or transactions (aside from the proposed merger of FGWLA with and into CLNY and the ongoing operations of FGWLA and CLNY) that would have a material effect on, or require disclosure in, the financial statements of FGWLA or CLNY or the pro forma information.

PROFORMA BALANCE SHEET

35

Merger of:

First Great-West Life & Annuity Insurance Company and

Canada Life Insurance Company of New York

December 31, 2004

(In thousands)

(Unaudited)

	FGWLA	CLNY		Proforma Adjustments	Combined
ASSETS
Fixed maturities, available-for-sale, at fair value	$243,254	$188,761	$		$432,015
Equity investments, available-for-sale, at fair value	-	50			50
Mortgage loans on real estate, net of allowances	-	79,628			79,628
Policy loans	-	13,145			13,145
Short-term investments, available-for-sale	31,481	15,142			46,623
Total Investments	274,735	296,726			571,461

Cash	693	-			693
Reinsurance receivable:
Related party	431	33,396			33,827
Other	2,309	7,423			9,732
Deferred policy acquisition costs	8,991	-			8,991
Investment income due and accrued	1,742	2,784			4,526

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Receivable related to uninsured health & accident claims	901	-			901
Premiums in course of collection, net of allowances	753	1,070			1,823
Deferred income taxes	-	10,010		(2,251)(2)	7,759
Other assets	2,590	759			3,349
Separate account assets	50,218	10,113			60,331
Total assets	$343,363	$362,281		$(2,251)	$703,393

LIABILITIES AND STOCKHOLDER’S EQUITY
Policy reserves	$188,681	$306,177	$		$494,858
Policy and contract claims	4,874	943			5,817
Policyholders’ funds	3,290	2,289			5,579
Provision for policyholders’ dividends	-	1,600			1,600
Undistributed earnings on participating accounts	-	2,535			2,535

Due to The Great-West Life Assurance Company	3,439	238			3,677
Bank overdrafts	908	1,659			2,567
Repurchase agreements	31,830	-			31,830
Deferred income taxes	2,251	-		(2,251)(2)	-
Other liabilities	2,084	4,031			6,115
Separate account liabilities	50,218	10,113			60,331
Total liabilities	287,575	329,585		(2,251)	614,909

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Common stock	2,500	1,000	(1,000)(1)	2,500
Additional paid-in capital	28,600	26,750	1,000(1)	56,350
Accumulated other comprehensive income	3,340	432		3,772
Retained earnings	21,348	4,514		25,862
Total stockholder’s equity	55,788	32,696		88,484
Total liabilities & stockholder’s equity	$343,363	$362,281	$(2,251)	$703,393

(1)	Common stock of CLNY contributed to capital upon merger.
(2)	Reclassification of FGWLA deferred tax liability.

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PROFORMA STATEMENT OF INCOME

Merger of:

First Great-West Life & Annuity Insurance Company and

Canada Life Insurance Company of New York

Year ended December 31, 2004

(In thousands)

(Unaudited)

	FGWLA	CLNY		Proforma Adjustments	Combined
Premium income:
Related party	$(804)	$(7,746)	$		$(8,550)
Other	12,423	16,523			28,946
Fee income	5,384	170			5,554
Net investment income	12,719	15,249			27,968
Net realized gains (losses) on investments	666	5,087			5,753
Total revenues	30,388	29,283			59,671

Life and other policy benefits	7,388	24,520			31,908
Increase (decrease) in reserves:
Related party	116	828			944
Other	59	(9,996)			(9,937)
Interest paid or credited to contractholders	7,418	2,822			10,240

38

General and administrative expenses	10,317	3,865		14,182
Dividends to policy holders	-	477		477
Total benefits & expenses	25,298	22,516		47,814

Income before income taxes	5,090	6,767		11,857
Provision for income taxes:
Current	1,241	5,122		6,363
Deferred	1,057	(2,752)		(1,695)
Total income taxes	2,298	2,370		4,668

Net income	$2,792	$4,397	$	$7,189

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PART C

OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

(b)	Exhibits

(1)           Certified copy of resolution of Board of Directors of the First Great-West Life & Annuity Insurance Company establishing Registrant is incorporated by reference to Registrant's Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289).

(2)	Not applicable.

(3)           Underwriting agreement between Depositor and GWFS Equities, Inc. (formerly, BenefitsCorp Equities, Inc.) is incorporated by reference to Registrant's Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 filed on April 25, 2003 (File No. 333-25289).

(4)(a)       Form of the variable annuity contract for contracts issued prior to January 1, 2006 is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed on July 3, 1997 (File No. 333-25289).

(4)(b)       Form of the variable annuity contract for contracts issued on or after January 3, 2006 is filed herewith.

(5)(a)       Form of the application to be used with the variable annuity contract for contracts issued prior to January 1, 2006 is incorporated by reference to the Registrant's Post-Effective Amendment No. 14 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289).

(5)(b)      Form of the application to be used with the variable annuity contract for contracts issued on or after January 3, 2006 is filed herewith.

(6)(a)	The Charter of Depositor is filed herewith.

(6)(b)	The By-Laws of Depositor are filed herewith.

(7)	Not applicable.

(8)(a)       Participation agreement with Alger American Fund is incorporated by reference to Registrant's Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289); amendment to participation agreement with Alger American Fund is incorporated by reference to Registrant's Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 filed on April 15, 2002 (File No. 333-25289).

(8)(b)       Participation agreement with Alliance Bernstein Variable Products Series Fund, Inc. is incorporated by reference to Registrant's Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 filed on March 31, 2004 (File No. 333-25289); form of amendment to participation agreement with Alliance Bernstein Variable Products Series Fund, Inc. is incorporated by reference to the Registrant's Post-Effective Amendment No. 14 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289).

(8)(c)       Participation agreement with American Century Variable Portfolios (formerly, TCI Portfolios, Inc.) is incorporated by reference to Registrant's Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289); amendment to participation agreement with American Century Variable Portfolios is incorporated by reference to Registrant's Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 filed on April 15, 2002 (File No. 333-25289).

(8)(d)       Participation agreement with Baron Capital Funds Trust is incorporated by reference to Registrant's Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 filed on April 25, 2003 (File No. 333-25289).

(8)(e)       Participation agreement with Delaware VIP Trust is incorporated by reference to Registrant's Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 filed on March 31, 2004 (File No. 333-25289); form of amendment to participation agreement with Delaware VIP Trust is incorporated by reference to the Registrant's Post-Effective Amendment No. 14 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289).

(8)(f)       Participation agreement with Dreyfus Variable Investment Fund is incorporated by reference to Registrant's Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 filed on April 25, 2003 (File No. 333-25289).

(8)(g)       Participation agreement with Federated Insurance Series is incorporated by reference to Registrant's Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289).

(8)(h)       Participation agreement with Gartmore Variable Insurance Trust is incorporated by reference to Registrant's Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 filed on March 31, 2004 (File No. 333-25289).

(8)(i)        Participation agreement with AIM Variable Insurance Fund (formerly INVESCO Variable Investment Funds, Inc.) is incorporated by reference to Registrant's Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289).

(8)(j)        Participation agreement with Janus Aspen Series is incorporated by reference to Registrant's Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289).

(8)(k)       Participation agreement with Oppenheimer Variable Account Funds is incorporated by reference to Registrant's Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 filed on March 31, 2004 (File No. 333-25289); form of amendment to participation agreement with Oppenheimer Variable Account Funds is incorporated by reference to the Registrant's Post-Effective Amendment No. 14 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289).

(8)(l)        Participation agreement with PIMCO Variable Insurance Trust is incorporated by reference to Registrant's Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 filed on March 31, 2004 (File No. 333-25289); form of amendment to participation agreement with PIMCO Variable Insurance Trust is incorporated by reference to the Registrant's Post-Effective Amendment No. 14 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289).

(8)(m)      Participation agreement with Prudential Series Fund, Inc. is incorporated by reference to Registrant's Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 filed on April 25, 2003 (File No. 333-25289).

(8)(n)       Participation agreement with Pioneer Variable Contracts Trust (formerly, SAFECO Resource Trust)is incorporated by reference to Registrant's Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289).

(8)(o)       Participation agreement with Schwab Annuity Portfolios is incorporated by reference to Registrant's Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289); amendment to participation agreement with Schwab Annuity Portfolios is incorporated by reference to Registrant's Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 filed on April 15, 2002 (File No. 333-25289).

(8)(p)       Participation agreement with Scudder Variable Life Investment Fund is incorporated by reference to Registrant's Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 filed on April 25, 2003 (File No. 333-25289); form of amendment to participation agreement is incorporated by reference to the Registrant's Post-Effective Amendment No. 14 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289).

(8)(q)       Participation agreement with Wells Fargo Variable Trust (formerly Strong Variable Insurance Funds, Inc.) is incorporated by reference to Registrant's Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289).

(8)(r)       Participation Agreement with The Universal Institutional Funds, Inc. is filed herewith.

(8)(s)       Participation agreement with Van Kampen Life Investments Trust is filed herewith.

(9)	Opinion of counsel and consent of Beverly A. Byrne, Esq. is filed herewith.

(10)(a)	Written Consent of Jorden Burt LLP is filed herewith.

(10)(b)	Written Consent of Deloitte & Touche LLP is filed herewith.

(11)	Not Applicable.

(12)	Not Applicable.

(13)	Powers of Attorney are filed herewith.

Item 25.	Directors and Officers of the Depositor

Position and Offices
Name	Principal Business Address	with Depositor

M.D. Alazraki, Esq.	Manatt, Phelps & Phillips, LLP
	7 Times Square, 23rd Floor	Director
New York, New York 10036

J. Balog	2205 North Southwinds Boulevard	Director
Vero Beach, Florida 32963

O.T. Dackow	(2)	Director

A. Desmarais	(3)	Director

P. Desmarais, Jr.	(3)	Director

R. Gratton	(4)	Director

S.Z. Katz, Esq.	One New York Plaza	Director
New York, New York 10004

W.T. McCallum	(2)	Chairman, President and
Chief Executive Officer

B.E. Walsh	Saguenay Capital LLC	Director
Two Manhattanville Rd, #403
Purchase, New York 10577

S.M. Corbett	(2)	Senior Vice President,
Investments

G.R. Derback	(2)	Senior Vice President and
Treasurer

M.T.G. Graye	(2)	Executive Vice President;
Chief Financial Officer

W.T. Hoffmann	(2)	Senior Vice President,
Investments

D.C. Lennox	(5)	Senior Vice President,
General Counsel, and
Secretary

Position and Offices
Name	Principal Business Address	with Depositor

J.L. McCallen	(2)	Senior Vice President and
Actuary

C.L. McGinness	(7)	Vice President, Operations

M.J. Pavlik	(2)	Financial
Compliance Officer

R.K. Shaw	(2)	Senior Vice President,
Individual Markets

B.H. Varnhagen	(5)	Legal Compliance Officer

D.L. Wooden	(2)	Executive Vice President,
Financial Services

___________________________________________________________

(1)	8505 East Orchard Road, Greenwood Village, Colorado 80111
(2)	8515 East Orchard Road, Greenwood Village, Colorado 80111
(3)	Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3
(4)	Power Financial Corporation, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3
(5)	8525 East Orchard Road, Greenwood Village, Colorado 80111
(6)	18101 Von Karman Ave., Suite 1460, Irvine, California 92715
(7)	50 Main Street, 9th Floor, White Plains, New York 10606

Item 26.	Persons controlled by or under common control with the Depositor or Registrant as of September 30, 2005

(state/country of organization) – nature of business

Power Corporation of Canada (Canada) – Holding and Management Company

100.0% - 2795957 Canada Inc. (Canada) – Holding Company

100.0% - 171263 Canada Inc. (Canada) – Holding Company
66.4% - Power Financial Corporation (Canada) – Holding Company
70.6% - Great-West Lifeco Inc. (Canada) – Holding Company
100.0% - GWL&A Financial (Canada) Inc. (Canada) – Holding Company
100.0% - GWL&A Financial (Nova Scotia) Co. (Canada) – Holding Company
100.0% - GWL&A Financial Inc. (Delaware) – Holding Company
60.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. (Canada) – Holding Company
60.0% - Great-West Life & Annuity Insurance Capital, LLC (Delaware) – Holding Company
100.0% - Great-West Life & Annuity Insurance Company (Colorado) – Life and Health Insurance Company

100.0% - First Great-West Life & Annuity Insurance Company (New York) – Life and Health Insurance Company

100.0% - Advised Assets Group, LLC (Colorado) – Investment Adviser

100.0% - Alta Health & Life Insurance Company (Indiana) – Life and Health Insurance Company

100.0% - BenefitsCorp, Inc. (Delaware) – Insurance Agency
100.0% - GWFS Equities, Inc. (Delaware) – Securities Broker/Dealer
100.0% - BenefitsCorp, Inc. of Wyoming (Wyoming) – Insurance Agency
100.0% - Canada Life Insurance Company of America (Michigan) – Life and Health Insurance Company
100.0% - Canada Life of America Financial Services, Inc. (Georgia) – Securities Broker/Dealer
100.0% - Great-West Life & Annuity Insurance Company of South Carolina (South Carolina) – Captive Insurance Company
100.0% - Canada Life Insurance Company of New York (New York) – Life and Health Insurance Company
100.0% - National Plan Coordinators of Delaware, Inc. (Delaware) – Third Party Administrator
100.0% - NPC Administrative Services Corporation (Delaware) – Third Party Administrator

100.0% - NPC Securities, Inc. (California) – Securities Broker/Dealer

100.0% - P.C. Enrollment Services & Ins. Brokerage, Inc. (Massachusetts) – Insurance Agency

100.0% - Emjay Corporation (Wisconsin) – Third Party Administrator
100.0% - EMJAY Retirement Plan Services, Inc. (Wisconsin) – Third Party Administrator
100.0% - Great-West Healthcare Holdings, Inc. (Colorado) – Holding Company
100.0% - Great-West Healthcare, Inc. (Vermont) – Network contracting, development and management
100.0% - Great-West Healthcare of Arizona, Inc. (Arizona) – Health Care Services Organization
100.0% - Great-West Healthcare of California, Inc. (California) – Health Maintenance Organization
100.0% - Great-West Healthcare of Colorado, Inc. (Colorado) – Health Maintenance Organization
100.0% - Great-West Healthcare of Florida, Inc. (Florida) – Health Maintenance Organization

100.0% - Great-West Healthcare of Illinois, Inc. (Illinois) – Health Maintenance Organization
100.0% - Great-West Healthcare of Georgia, Inc. (Georgia) – Health Maintenance Organization
100.0% - Great-West Healthcare of Indiana, Inc. (Indiana) – Health Maintenance Organization
100.0% - Great-West Healthcare of Kansas/Missouri, Inc. (Kansas) – Health Maintenance Organization
100.0% - Great-West Healthcare of Massachusetts, Inc. (Massachusetts) – Health Maintenance Organization
100.0% - Great-West Healthcare of New Jersey, Inc. (New Jersey) – Health Maintenance Organization
100.0% - Great-West Healthcare of North Carolina, Inc. (North Carolina) – Health Maintenance Organization
100.0% - Great-West Healthcare of Ohio, Inc. (Ohio) – Health Insuring Corporation
100.0% - Great-West Healthcare of Oregon, Inc. (Oregon) – Health Care Service Contractors
100.0% - Great-West Healthcare of Pennsylvania, Inc. (Pennsylvania) – Health Maintenance Organization
100.0% - Great-West Healthcare of Tennessee, Inc. (Tennessee) – Health Maintenance Organization

100.0% - Great-West Healthcare of Texas, Inc. (Texas) – Health Maintenance Organization

100.0% - Great-West Healthcare of Washington, Inc. (Washington) – Health Care Service Contractors
100.0% - One Orchard Equities, Inc. (Colorado) – Securities Broker/Dealer
100.0% - Mediversal, Inc. (Nevada) – Third Party Administrator
100.0% - Universal Claims Administration (Nevada) – Third Party Administrator
100.0% - Financial Administrative Services Corporation (Colorado) – Third Party Administrator
100.0% - GWL Properties Inc. (Colorado) – Real Estate Corporation
50.0% - Westkin Properties Ltd. (California) – Real Estate Corporation
100.0% - Great-West Benefit Services, Inc. (Delaware) – Leasing Company
90.2% - Maxim Series Fund, Inc. (Maryland) – Investment Company
100.0% - GW Capital Management, LLC (Colorado) – Investment Adviser
100.0% - Orchard Capital Management, LLC (Colorado) – Investment Adviser
100.0% - Greenwood Investments, LLC (Colorado) – Securities Broker/Dealer
100.0% - Orchard Trust Company, LLC (Colorado) – Trust Company

Item 27.	Number of Contract owners

As of November 30, 2005 there were 489 Contract owners; 487 were in non-qualified accounts and two (2) in IRAs.

Item 28.	Indemnification

Provisions exist under the laws of the state of New York and the Bylaws of CLNY (upon the merger renamed to First GWL&A) whereby CLNY may indemnify a director, officer, or controlling person of First GWL&A against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

New York Corporate Code

Section 721. Nonexclusivity of statutory provisions for indemnification of directors and officers.

The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

Section 722. Authorization for indemnification of directors and officers.

(a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

(d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

Section 723. Payment of indemnification other than by court award.

(a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

(b) Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section 721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

(1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

(2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs; (A) By the board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or (B) By the shareholders upon a finding that the director or officer has met the applicable standard of conduct set forth in such sections.

(c) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

Section 724. Indemnification of directors and officers by a court.

(a) Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section 722 (Authorization for indemnification of directors and officers), and paragraph (a) of section 723. Application therefor may be made, in every case, either:

(1) In the civil action or proceeding in which the expenses were incurred or other amounts were paid, or

(2) To the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid.

(b) The application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

(c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys' fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

Section 725. Other provisions affecting indemnification of directors and officers.

(a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph (c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

(b) No indemnification, advancement or allowance shall be made under this article in any circumstance where it appears:

(1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification;

(2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

(c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

(d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

(e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

(f) The provisions of this article relating to indemnification of directors and officers and insurance therefor shall apply to domestic corporations and foreign corporations doing business in this state, except as provided in section 1320 (Exemption from certain provisions).

Section 726. Insurance for indemnification of directors and officers.

(a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

(1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

(2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

(3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

(b) No insurance under paragraph (a) may provide for any payment, other than cost of defense, to or on behalf of any director or officer:

(1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

(2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

(c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

(d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this section, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

(e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government.

Bylaws of First GWL&A

ARTICLE II, SECTION 11. Indemnification of Directors. The corporation may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the corporation to the extent permitted by applicable law, any Director, Officer, or employee of the corporation or any member or officer of any Committee, and his or her heirs, executors, and administrators, from and against all claims, liabilities, costs, charges, and expenses whatsoever that any such Director, Officer, employee, or any such member or officer sustains or incurs in or about any action, suit, or proceeding that is brought, commenced, or prosecuted against him or her for or in respect of any act, deed, matter, or thing whatsoever, made, done, or permitted by him or her in or about the execution of the duties of his or her office or employment with the corporation, in or about the execution of his or her duties as a Director or Officer of another company which he or she so serves at the request and on behalf of the corporation, or in or about the execution of his or her duties as a member or officer of any such Committee, and all other claims, liabilities, costs, charges, and expenses that he or she sustains or incurs, in or about or in relation to any such duties or the affairs of the corporation, the affairs of such other company which he or she so serves or the affairs of such Committee, except such claims, liabilities, costs, charges, or expenses as are occasioned by acts or omissions which were in bad faith, involved intentional misconduct, a violation of the New York Insurance Law or a knowing violation of any other law or which resulted in such person personally gaining in fact a financial profit or other advantage to which he or she was not entitled. The corporation may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the corporation to the extent permitted by applicable law, any Director, Officer, or employee of any subsidiary corporation of the corporation on the same basis and within the same constraints as described in the preceding sentence. No payment of indemnification shall be made unless notice has been filed with the Superintendent of Insurance pursuant to Section 1216 of the New York Insurance Law.

Item 29.          Principal Underwriter

(a) GWFS Equities, Inc. ("GWFS") is the distributor of securities of the Registrant. GWFS also serves as distributor or principal underwriter for the Great-West Life & Annuity Insurance Company Variable Annuity-1 Series Account, Maxim Series Account, FutureFunds Series Account, Great-West Variable Annuity Account A and COLI VUL – 2 Series Account of Great-West Life & Annuity Insurance Company.

(b) Directors and Officers of GWFS

Name	Principal Business Address	Position and Offices with Underwriter

C.P. Nelson	(1)	Chairman, President and Chief Executive Officer
G.E. Seller	18101 Von Karman Ave. Suite 1460 Irvine, CA 92715	Director and Senior Vice President
R.K. Shaw	(1)	Director
G.R. McDonald	(1)	Director
T.M. Connolly	300 Broadacres Drive Bloomfield, NJ 07003	Vice President

M.R. Edwards	(1)	Vice President

W.S. Harmon	(1)	Vice President

K.A. Morris	500 North Central, Suite 220 Glendale, CA 91203	Vice President

M.P. Sole	One North LaSalle, Suite 3200 Chicago, IL 60602	Vice President

G.R. Derback	(1)	Treasurer

D.K. Cohen	(1)	Assistance Vice President, Taxation

B.A. Byrne	(1)	Secretary and Compliance Officer

T.L. Luiz	(1)	Compliance Officer

M.C. Maiers	(1)	Investments Compliance Officer

(1) 8515 East Orchard Road, Greenwood Village, Colorado 80111.

(c) Commissions and other compensation received by Principal Underwriter during Registrant's last fiscal year:

Net
Name of	Underwriting	Compensation
Principal	Discounts and	on	Brokerage
Underwriter	Commissions	Redemption	Commissions	Compensation

GWFS	-0-	-0-	-0-	-0-

Item 30.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Great-West Life & Annuity Insurance Company, 8515 East Orchard Road, Greenwood Village, Colorado 80111.

Item 31.	Management Services

Not Applicable.

Item 32.	Undertakings

(a)

Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)

Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d)

Depositor represents the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by Depositor.

                SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this Registration Statement on Form N-4 to be signed on its behalf, in the City of Greenwood Village, State of Colorado, on this 3rd day of January, 2006.

VARIABLE ANNUITY-1 SERIES
ACCOUNT
(Registrant)

By:	/s/ William T. McCallum
_____________________________
William T. McCallum, Chairman,
President and Chief Executive

Officer of First Great- West Life & Annuity Insurance Company (formerly known as Canada Life Insurance Company of New York)

FIRST GREAT-WEST LIFE & ANNUITY

INSURANCE COMPANY (formerly known as Canada Life Insurance Company of New York)

(Depositor)

By:	/s/ William T. McCallum
_____________________________
William T. McCallum, Chairman,
President and Chief Executive
Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with First Great-West Life & Annuity Insurance Company and on the dates indicated:

Signature and Title	Date

/s/ William T. McCallum	January 3, 2006
_________________________________

Chairman, President and Chief Executive

Officer, William T. McCallum

Signature and Title	Date

/s/ Mitchell T.G. Graye	January 3, 2006
_________________________________

Executive Vice President and Chief

Financial Officer, Mitchell T.G. Graye

/s/ Marcia D. Alazraki*	January 3, 2006
_________________________________

Director, Marcia D. Alazraki

/s/ James Balog*	January 3, 2006
_________________________________

Director, James Balog

/s/ Orest T. Dackow*	January 3, 2006
_________________________________

Director, Orest T. Dackow

/s/ Andre Desmarais*	January 3, 2006
_________________________________

Director, Andre Desmarais

/s/ Paul Desmarais, Jr.*	January 3, 2006
_________________________________

Director, Paul Desmarais, Jr.

_________________________________

Director, Robert Gratton

_________________________________

Director, Stuart Z. Katz

_________________________________

Director, Brian E. Walsh

*By:	/s/ Glen R. Derback	January 3, 2006
_____________________________
Glen R. Derback
Attorney-in-fact pursuant to Powers of Attorney filed with the Registration
Statement.